Offering Circular Dated February 22, 2022

Filed Pursuant to Rule 253(g)(2)

File No. 024-11730

MASTERWORKS 102, LLC

85,600 Class A ordinary shares

Representing Class A Limited Liability Company Interests

$1,712,000 Maximum Offering Amount

Masterworks 102, LLC is a Delaware limited liability company formed to facilitate an investment in a single work of art by KAWS (the “Painting”) as described in an art purchase agreement, a form of which is attached as Exhibit 6.3 to the offering statement of which this offering circular is an integral part. We believe that, for many investors, our Class A shares represent an effective means to gain economic exposure to the Painting and, by extension, to the fine art market.

We are offering up to $1,712,000 of our Class A shares representing Class A limited liability company interests, at an offering price of $20.00 per Class A share in a “Tier 2” offering under Regulation A (the “Offering”). We expect to offer Class A shares in this Offering until we raise the maximum amount being offered. The maximum offering period is 24 months from the date of commencement, but we reserve the right to terminate this Offering for any reason at any time prior to the initial closing. Subscriptions will be accepted on a rolling basis and the initial closing of the Offering and the final closing of the Offering will occur on a date or dates determined by the Company in its discretion. This Offering will commence on the date this Offering is qualified by the SEC. If any of the Class A shares offered remain unsold as of the final closing, such Class A shares shall be issued to Masterworks, in full satisfaction of its advance and the true-up as described in this Offering Circular. There is no minimum number of Class A shares or dollar amount that needs to be sold as a condition of any closing of this Offering. Subscriptions, once received, are irrevocable by investors but can be rejected by us.

This Offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold through our co-managing underwriters, Independent Brokerage Solutions LLC (“IndieBrokers”) and Arete Wealth Management LLC (“Arete”). Each of IndieBrokers and Arete are referred to as an “Underwriter” or collectively as the “Underwriters.” Each of the Underwriters is a Securities and Exchange Commission (“SEC”) registered broker-dealer, and a member of the Financial Industry Regulatory Authority (“FINRA”) and Securities Investors Protection Corporation (“SIPC”). See “Plan of Distribution” in this Offering Circular.

Our affiliate Masterworks.io, LLC owns an online investment platform located at https://www.masterworks.io/ (the “Masterworks Platform”) that allows investors to acquire ownership of an interest in special purpose companies that invest in distinct artworks or a collection of artworks. Once an investor establishes a user profile on the Masterworks Platform, they can browse and screen potential artwork investments, view details of an investment and sign contractual documents online.

We do not currently intend to list the Class A shares for trading on a national securities exchange. We intend to facilitate secondary sales of Class A shares on a bulletin board platform at www.masterworks.io, referred to as the Masterworks “Secondary Market,” commencing on or after the three-month anniversary of the final closing of this Offering. No assurance can be given that the Secondary Market will provide an effective means of selling your Class A shares or that the price at which any Class A shares are sold through the Secondary Market will be reflective of the fair value of the Class A shares or the Painting.

No sales of Class A shares will be made prior to the qualification of the Offering Statement by the SEC. All Class A shares will be offered in all jurisdictions at the same price that is set forth in this offering circular.

Class A shares Offered by Us	Number of Class A ordinary shares	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds, Before Expenses, to Us (2)
Per Class A share:	1	$20.00	$0.00	$20.00
Total (3)	85,600	$1,712,000	$0.00	$1,712,000

(1)	We have engaged the Underwriters in connection with this Offering. The Underwriters may engage other broker-dealers to assist us in finding potential investors. The Underwriters will receive certain fees and commissions and expense reimbursements from Masterworks in respect of its activities, but no commissions, fees or expense reimbursements of the Underwriters shall be paid by the Company or from the proceeds of this Offering. The maximum amount of underwriting compensation payable to the Underwriters in connection with this offering shall not exceed approximately 4.19% of the gross offering proceeds if the maximum offering is sold. The Underwriters are acting solely on a “best efforts” basis and will not acquire or sell any Class A shares for their own account. The Company intends to distribute the Offering through the Masterworks Platform. See the section entitled “Plan of Distribution” beginning on page 28 of this offering circular for additional information.

(2)

This amount does not include underwriting compensation, including maximum fees and commissions payable to the Underwriters and estimated offering expenses in an aggregate amount of approximately $81,805, all of which will be paid by Masterworks rather than from the net proceeds of the Offering.

(3)	Assumes that the maximum aggregate offering amount of $1,712,000 is received by us.

The Class A shares are to be offered on a “best efforts” basis primarily through the Masterworks Platform. The Company is not offering, and does not anticipate selling, Class A shares in any state where the Underwriters are not registered as broker-dealers.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. We retain complete discretion to determine that subscribers are “qualified purchasers” (as defined in Regulation A under the Securities Act) in reliance on the information and representations provided to us regarding their financial situation.

An investment in the Class A shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the information under the heading “Risk Factors” beginning on page 10.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”); however, the SEC has not made an independent determination that the securities offered are exempt from registration.

We expect that our operations will not cause us to meet the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), because (1) at all times our sole assets will consist only of cash and a single work of art referred to herein as the “Painting,” neither of which is deemed to be a “security” for purposes of the 1940 Act, and (2) at all times we will not be engaged primarily in owning, holding, investing or trading in “securities” (as such term is used for purposes of the 1940 Act).

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. Further, the acceptance of subscriptions, whether via the Masterworks Platform or otherwise, may be briefly paused at times to allow us to effectively and accurately process and settle subscriptions that have been received. Periodically, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find More Information” below for more details.

Our principal office is located at 225 Liberty St., 29th Floor, New York, New York 10281 and our phone number is (203) 518-5172. Our corporate website address is located at www.masterworks.io. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this offering circular.

This offering circular is following the offering circular format described in Part II of Form 1-A.

INDEPENDENT BROKERAGE SOLUTIONS LLC	Arete Wealth Management, LLC

The date of this offering circular is February 22, 2022.

Neither we nor the Underwriters have authorized anyone to provide any information other than that contained or incorporated by reference in this offering circular prepared by us or to which we have referred you. Neither we nor the Underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This offering circular is an offer to sell only the Class A shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date, regardless of the time of delivery of this offering circular or any sale of Class A shares.

For investors outside the United States: We have not done anything that would permit this Offering or possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the Offering and the distribution of this offering circular.

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THIRD PARTY DATA

Certain data included in this offering circular is derived from information provided by third-parties that we believe to be reliable. The discussions contained in this offering circular relating to the Painting, the artist, the art market, and the art industry are taken from third-party sources that the Company believes to be reliable and reasonable, and that the factual information is fair and accurate. Certain data is also based on our good faith estimates which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon therein. The statistical data relating to the art market is difficult to obtain, may be incomplete, out-of-date, or inconsistent and you should not place undue reliance on any statistical or general information related to the art market included in this offering circular. The art market data used in this offering circular involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. While we are not aware of any material misstatements regarding any market, industry or similar data presented herein, such data was derived from third party sources and reliance on such data involves risks and uncertainties.

TRADEMARKS AND COPYRIGHTS

We own or have applied for rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect our business. We do not own the copyright to the Painting, as such term is defined below. This offering circular may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this offering circular is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this offering circular are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors.” Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this offering circular. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this offering circular, whether as a result of new information, future events or otherwise.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Class A shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Class A shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our Class A shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Class A shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who:

1.	has a net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.

had earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and has a reasonable expectation of reaching the same income level in the current year; or

3.

is holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status; or

4.

is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

USE OF CERTAIN TERMS AND DEFINITIONS

In this offering circular, unless the context indicates otherwise, the following terms have the following meaning:

●	“Class A share” or “Class A shares” refers to a Class A ordinary share or Class A ordinary shares, respectively, representing membership interests in the Company.

●	“Class B share” or “Class B shares” refers to a Class B ordinary share or Class B ordinary shares, respectively, representing profits interests in the Company.

●	“Class C share” refers to a Class C ordinary share, representing a special class of membership interests in the Company, which has no economic rights or obligations and has no voting rights, but solely represents the right to reconstitute, remove and or replace the Board of Managers of the Company pursuant to the Company’s operating agreement.

●	“Masterworks” refers to Masterworks.io, LLC, and or its wholly owned subsidiaries, which include Masterworks Investor Services, LLC, which will conduct operations related to investor relations and pay all fees and expenses of the Underwriters and is referred to herein as “Masterworks Investor Services,” Masterworks Administrative Services, LLC, which will provide administrative services to us and is referred to herein as the “Administrator,” and Masterworks Gallery, LLC, but does not include Masterworks 102, LLC or Masterworks Cayman.

●	“Masterworks Cayman” refers to a Cayman Islands segregated portfolio company. Following the initial closing of the Offering, title to the Painting will be held in a segregated portfolio of Masterworks Cayman. The Painting will be the only asset of the segregated portfolio, and we will be the only shareholder of that segregated portfolio.

●	“Masterworks Investor” refers to an affiliate of Masterworks that has raised capital from unaffiliated third party investors to invest the proceeds in a diversified collection of artwork and which acquires Class A shares as part of such investment strategy.

●	“Masterworks Platform” refers to the first online fine art investment platform located at https://www.masterworks.io/. The Masterworks Platform gives eligible investors the ability to:

○	Browse art investment offerings;
○	Transact entirely online, including digital legal documentation, initiate funds transfer, and ownership recordation; and
○	Execute secondary sales of shares issued by Masterworks issuers; and
○	Manage and track investments easily through an online portfolio management tool.

●	“Shares” refers generically to the Class A shares and Class B shares.

●	“we,” “our,” “ours,” “us,” “Masterworks 102” or the “Company,” refer to Masterworks 102, LLC, a Delaware limited liability company and, as the context requires, the segregated portfolio of Masterworks Cayman that will hold title to the Painting.

Acting as agent for the Company, Masterworks has agreed to acquire the Painting, which measures at 84 inches by 48 inches, at Phillips auction house in New York, NY for $1,542,500 on November 17, 2021. Dollar amounts throughout this offering circular have been rounded to the nearest whole dollar and information such as auction sale prices, that were originally denominated in a currency other than the U.S. dollar have been converted into U.S. dollars at the prevailing exchange rate on the applicable date of such sale transaction per publicly available data.

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SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. This summary does not contain all of the information you should consider before investing in the Class A shares. You should read this entire offering circular carefully, especially the risks of investing in the Class A shares discussed under “Risk Factors,” before making an investment decision.

Overview

We were formed as a Delaware limited liability company on November 17, 2021 to facilitate an investment in the Painting. Masterworks will manage all maintenance and administrative services relating to the Painting and the Company. We will not conduct any business activities except for activities relating to an investment in, maintenance, promotion and the eventual sale of the Painting. Our strategy will be to display and promote the Painting so as to enhance its value and broaden its exposure to the art-viewing public.

Acting as agent for the Company, Masterworks has agreed to acquire the Painting, which measures at 84 inches by 48 inches, at Phillips auction house in New York, NY for $1,542,500 on November 17, 2021. The acquisition of the Painting by a segregated portfolio of Masterworks Cayman that is wholly-owned by the Company is planned to occur on or before the initial closing of this Offering.

We are offering up to 85,600 Class A shares in this Regulation A+ Offering for aggregate proceeds of up to $1,712,000.

We do not expect to generate any material amount of revenues or cash flow unless and until the Painting is sold and no profits will be realized by investors unless they are able to sell their Class A shares or the Painting is sold. We will be totally reliant on Masterworks for administrative services, including those relating to the Painting and to fund operations.

The Artist

Brooklyn-based artist Brian Donnelly, better known by the pseudonym KAWS, was born in 1974 in Jersey City, New Jersey. In elementary school, he became interested in graffiti and took to copying imagery on paper, soon adopting the name ‘KAWS’ as his moniker. In the early 1990s, Donnelly moved to New York City and developed his now iconic Graffiti style. Around this time. artist Barry McGee gave KAWS a key that allowed him to unlock the advertising display boards on the city’s phone booths and bus shelters. KAWS would modify these stolen advertisements, replacing the faces of fashion models with his signature characters, and return them days later. This takeover of the city’s advertising infrastructure brought him fame beyond the countercultural world of graffiti. KAWS received a BFA from the School of Visual Arts (SVA), and after his graduation in 1996, began work as a freelance artist for Disney where he created animated background imagery for film and television. In the late 1990s, Donnelly began producing limited-edition cast vinyl toys based on his oeuvre of created characters. In 2001, the artist’s first solo exhibition was held at Parco Gallery in Tokyo. One of the early iterations of Donnelly’s recurring motifs is the Companion, which was first produced in 1999 as a limited edition of 1,500 toys in collaboration with Japanese streetwear brand Bounty Hunter. Described as an altered version of the iconic Mickey Mouse character, Companions feature skull and crossbones heads with characteristic X-form eyes, a carry over from his early graffiti days vandalizing Calvin Klein ads in NYC.

KAWS follows a tradition inherited from the first generation of New York street artists, whose inimitable style helped them transition from street art to auction mainstays and household names: Jean-Michel Basquiat and Keith Haring. In the last three years, the art market has caught up with pop culture and demand for KAWS’ work has grown on a global scale. From 2008 to 2019, the artist was represented by Perrotin gallery, who mounted nine solo exhibitions across their international locations. The artist has also been the subject of several international shows, including a 2003 exhibition titled “OriginalFake,” which took place at the BAPE Gallery in Tokyo, “KAWS: DOWN TIME” at the High Museum of Art in Atlanta, GA and the 2020 collaboration with Acute Art titled “EXPANDED HOLIDAY,” a two week long exhibition which originally took place simultaneously in twelve major cities across the world. A retrospective of the artist’s work was mounted at the National Gallery of Victoria in Melbourne Australia in 2019 through 2020 and in 2021 the Brooklyn Museum opened “KAWS: WHAT PARTY,” a comprehensive survey show, featuring over 100 works and several new pieces. As of February 22, 2022, the top auction records for KAWS are led by “The Kaws Album” (2005), which sold for $14,772,676 at Sotheby’s Hong Kong on April 1, 2019, followed by “Untitled (Kimpsons)” (2004), which sold for $7,378,854 at Sotheby’s Hong Kong on October 6, 2019, and “The Walk Home” (2012), which sold for $5,955,000 at Sotheby’s Hong Kong on May 16, 2019.

The Painting

Acting as agent for the Company, Masterworks has agreed to acquire the Painting, which measures at 84 inches by 48 inches, at Phillips auction house in New York, NY for $1,542,500 on November 17, 2021.

●	The Painting is an example of the artist’s interest in the appropriation of popular culture, which started in the 1990s, when he began to reimagine iconic animated characters, such as The Smurfs, The Simpsons, Sesame Street, Mickey Mouse and SpongeBob SquarePants, which is the subject of the Painting.
●	Typical of the artist’s other nostalgic and recognizable subjects, SpongeBob is removed from his original context and altered with KAWS’ signature X-form eyes.
●	While the forms and colors are immediately recognizable, KAWS employs dramatic cropping on a monumental scale, isolating SpongeBob’s well known visage into a seemingly deconstructed, graphic abstraction.
●	The Painting was included in the 2011 exhibition, “KAWS,” at The Aldrich Contemporary Art Museum which was the first solo museum exhibition of the artist’s work.
●	Paintings by KAWS that feature appropriated cartoon imagery are some of the most commercially desirable works by the artist. As of February 22, 2022, KAWS’ top two auction records feature well known characters from The Simpsons, while his third most expensive painting, “The Walk Home” (2012), depicts SpongeBob SquarePants and sold for $5,955,000 on May 16, 2019, at Phillips, New York. The record for a cropped work featuring SpongeBob is held by “GRRR!” (2008), which sold on November 14, 2019, at Phillips, New York for $2,180,000.
●	The Painting’s nostalgic subject matter, rendered in his characteristic style on a large scale, make it a commercial and desirable work by KAWS.

Highlights

●	Brian Donnelly, also known as KAWS, has become a global phenomenon for his appropriation of pop culture iconography.
●	Attractive historical price appreciation for similar works to the Painting: 52.1% CAGR implied from selected sales occurring from July 2, 2014 to November 14, 2019.(1)
●	Moderate auction track-record with 12 years of transaction history and a moderate level of auction volume based on $26.9 million in total sales over the year ending on December 31, 2020.(2)

Notes:

1.	Implied annualized price appreciation based on 7 sales of works by KAWS that are similar to the Painting and based on publicly available auction records.
2.	Based on publicly available auction records as tracked by third-party data sources.

The Art Market

The global art market is comprised of a network of auction houses, dealers, galleries, advisors, agents, individual collectors, museums, public institutions, and various experts and service providers engaged in the purchase and sale of unique and collectible works of art. We estimate that the total value of artwork held by private collectors is approximately $1.7 trillion, based on data included in the Deloitte Art and Finance Report 2019. Over the past decade, total annual art sales have ranged from $50.1 billion to $68.2 billion and have grown at a 5.1% compound annual growth rate from 1995 through 2020.

In 2020, the art market experienced a significant transformation in the wake of COVID-19, a global pandemic that impacted economies across the world. After the disruption to the traditional schedule of in-person art fairs and public auctions, the art market demonstrated resilience in the global demand for auction-grade fine art. Art market participants responded by re-shuffling sales calendars, re-imagining marquee auction sales formats, extending sales outposts beyond traditional big city locations and aggressively promoting online sales.

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These efforts combined to mute the overall market impact in 2020 and led to a strong rebound in activity in the second half of 2020. Following a 49% fall in sales volume in the first half of 2020 (including postponed spring sales that took place in early July), the second half rebounded strongly with total sales of $4.5 billion, a 56% increase from the first half of 2020 and a 4.5% increase from the same pre-COVID period of 2019. The first half of 2021 continued this rebound, with $5.9 billion in public auction sales (as measured by ArtTactic). The growth in online sales during the pandemic has continued, with online auction sales at $670.6 million through June 30, up from $394.7 million and $69.0 million for the comparable periods in 2020 and 2019, respectively.

While global auction sales by Christie’s, Sotheby’s and Phillips totaled $5.9 billion in the first half of 2021, a 105% increase from the comparable period in 2020, the Impressionist, Modern, Post-War and Contemporary segments of the auction market comprised nearly 65% of public auction sales for the period. In 2020, the Post-War and Contemporary segment of the art market also continued to gain market share, accounting for 55% of the value of public auction sales, up from 53% in 2019. Based on The Art Market Report 2021, published jointly by Art Basel and UBS, global art sales totaled $50.1 billion in 2020. While global art sales were down 22% in 2020 as compared to 2019, the year-over-year decline was less severe than in 2009, when, largely as a result of the financial crises, sales fell by 36% compared to 2008, and global art sales in 2020 remained well above the 2009 level of $39.5 billion.

In general, the global art market is influenced by the overall strength and stability of the global economy, geopolitical conditions, capital markets and world events, all of which may affect the willingness of potential buyers and sellers to purchase and sell art. While the global art market is large, its exact size is unknown and statistical data is inconsistent. Much of the uncertainty stems from differing estimates of the size of the private dealer and gallery market, which is based on survey data, but disparities also exist in reported auction sales.

Observations on the Historical Progression of Art Prices

The following are general observations based on a repeat-sales index of historical art market prices computed based on a value weighted-basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks:

●	The Post-War & Contemporary Art category showed price appreciation at an estimated annualized rate of 13.6% from the year ended December 31, 1995 to June 30, 2021, versus 9.5% for the S&P 500 Index (includes dividends reinvested) for the same period.

●	Correlation factor of (.10) between Post-War & Contemporary Art and the S&P 500 Index based on annual price performance from the year ended December 31, 1995 to June 30, 2021.

●	Resilience of art market transaction volume through periods of financial stress (e.g., 2001-2, 2008-9, 2020).

●	We believe these above characteristics present the investment case for art as a possible risk diversifier.

Administrative Services

Pursuant to an administrative services agreement between us, Masterworks Cayman and Masterworks, to be entered into prior to the initial closing of the Offering, the Administrator will fund our ongoing operating costs and expenses and manage all administrative services relating to our business and the Painting. In exchange for these services and as reimbursement for ordinary and necessary administrative costs, we will issue Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding or for which subscriptions have been received, after giving effect to such issuance, per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. These Class A shares will be subject to vesting provisions set forth in the administrative services agreement. There is no overall limit to the number of shares that may be issued to pay these fees. Any extraordinary or non-routine costs, payments and expenses, if any, relating to our Company or the Painting will be paid for by the Administrator, but will be reimbursed by us upon the sale of the Painting. Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, the Administrator would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

Acquisition of the Painting

Acting as agent for the Company, Masterworks has agreed to acquire the Painting, which measures at 84 inches by 48 inches, at Phillips auction house in New York, NY for $1,542,500 on November 17, 2021. The acquisition of the Painting by a segregated portfolio of Masterworks Cayman that is wholly-owned by the Company is planned to occur on or before the initial closing of this Offering. We intend to use a portion of the proceeds from the initial closing of this Offering to contribute to a segregated portfolio of Masterworks Cayman to acquire the Painting, and if and to the extent such proceeds are less than the purchase price, Masterworks will advance such segregated portfolio of Masterworks Cayman any additional funds required to consummate the acquisition. The remaining net proceeds of the Offering, together with any unsold Class A shares, if any, will be contributed to the segregated portfolio of Masterworks Cayman that will acquire the Painting and will be used to repay the Masterworks advance and pay Masterworks the true-up. No interest will accrue on the Masterworks advance. Following the initial closing, title to the Painting will be held in such segregated portfolio of Masterworks Cayman. The Painting will be the only asset of the segregated portfolio, and we will be the only shareholder of that segregated portfolio.

Sale of the Painting or the Class A shares

We, in our sole and absolute discretion, will be able to execute a sale of the Painting at any time and in any manner and, after distribution of the proceeds of such sale, we intend to liquidate our Company. The Company will own the Painting for an indefinite period and may sell the Painting at any time following the final closing of the Offering. There is no guaranty that any such means for holders of Class A shares to sell those shares or any sale of the Painting will be successful, or if successful, that the net proceeds realized by shareholders from such transaction will be reflective of the estimated fair market value of the shares at such time.

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Organizational Structure

The following diagram reflects the planned organizational structure and the material relationships between us and Masterworks that will exist following the Offering:

*All entities are Delaware limited liability companies, except Masterworks Cayman, SPC, which is a Cayman Islands segregated portfolio company.

(1)	“Masterworks.io” refers to our affiliate Masterworks.io, LLC, which owns the Masterworks Platform at www.masterworks.io which will facilitate online investment in connection with this Offering and facilitates similar offerings for other companies. Scott W. Lynn, the founder and Chief Executive Officer of Masterworks, has effective control over Masterworks.

(2)

“Masterworks Investor Services” refers to Masterworks Investor Services, LLC, which conducts investor relations services and pays all fees and expenses of the Underwriters. Masterworks Investor Services is not a registered investment advisor under the Investment Advisors Act of 1940, a registered broker-dealer under the Exchange Act, or licensed under any state securities laws. Masterworks Investor Services acts as an agent of Masterworks Administrative Services, LLC and all services performed by Masterworks Investor Services are covered by the administrative services agreement (See Note 4). Masterworks Investor Services receives no compensation or reimbursement from the Company or investors.

(3)	“Masterworks Gallery” refers to Masterworks Gallery, LLC, which owns 100% of our membership interests prior to giving effect to the Offering. We intend to use a portion of the proceeds from the initial closing of this Offering to contribute to a segregated portfolio of Masterworks Cayman to acquire the Painting, and if and to the extent such proceeds are less than the purchase price, Masterworks Gallery will advance to the segregated portfolio of Masterworks Cayman that will acquire the Painting any additional funds required to consummate the acquisition. The remaining net proceeds of the Offering, together with any unsold Class A shares, if any, will be contributed to the segregated portfolio of Masterworks Cayman that will acquire the Painting and will be used as repayment of the advance and payment of the true-up.

(4)	Masterworks Administrative Services, LLC or the “Administrator” will operate the Masterworks Platform and will perform administrative services for us and Masterworks Cayman pursuant to the administrative services agreement.

(5)	The Company intends to hold title to the Painting in a segregated portfolio of a Cayman Islands segregated portfolio company (“Masterworks Cayman”). The Painting will be the only asset of the segregated portfolio, and we will be the only shareholder of that segregated portfolio. A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. Each portfolio’s assets and liabilities are legally separated from the assets and liabilities of the Masterworks Cayman ordinary account and are also separate from assets and liabilities attributed to Masterworks Cayman’s other segregated portfolios (if any). This means that a creditor of Masterworks Cayman will only be entitled to recover against assets attributed and credited to the specific segregated portfolio to which the contract is also attributed. The segregated portfolio of Masterworks Cayman holding title to the Painting does not intend to enter into any contracts or incur any liabilities, except as may be necessary in connection with a sale of the Painting.

An investment in the Class A shares includes a number of risks and uncertainties which are described in the “Risk Factors” section of this offering circular, including the following:

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Risks Related to Our Business Model. Our business model is relatively new and untested and we do not plan to generate any material amount of revenues. Our strategy is to own the Painting for an extended period of time and sell it at a profit, but no assurance can be given that we will be able to sell the Painting at a profit or the timing of any such sale.

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Risks Associated with an Investment in a Company owning Fine Art. Artwork can be highly illiquid and investors must be prepared to hold their investment for an extended period of time. The Painting may decline in value or may not appreciate sufficiently to exceed administration fees and expenses. There are a variety of other risks to art investing, including, without limitation, the risk of claims that the artwork is not authentic, physical damage and market risks for any particular artist or work.

●	Risks Relating to Our Relationship with Masterworks. Since we have minimal liquid assets, we are totally reliant on Masterworks to administer our business. If Masterworks were to cease operations for any reason it would be difficult for us to find a replacement administrator and we would likely be required to sell the Painting and dissolve the Company. In addition, since Masterworks owns Class B shares, which represent “profits interests” and earns fees in the form of Class A shares and incurs maintenance expenses relating to the administration of our business, Masterworks may have economic interests that diverge from your interests. After the one-year anniversary of the qualification of the Offering Statement for this Offering, Masterworks may offer to sell any Class A shares beneficially owned by Masterworks or any entity administered by Masterworks and any such secondary offering may make it more difficult for you to sell your Class A shares and could adversely affect the price at which you can sell your Class A shares on the Secondary Market. Also, a Masterworks affiliate may invest in this Offering and may acquire the Class C share, which gives it the right to remove and replace our board of managers.

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Risks Related to Ownership of the Class A shares and the Offering. Investors in this Offering will have limited voting rights and Masterworks and its affiliates will have significant discretion to operate the business and sell the Painting. In addition, Class A shares held by Masterworks and certain electing shareholders are non-voting, but will become voting shares upon sale, which makes it difficult to predict or determine the aggregate voting power represented by your shares at any given point in time. In addition, although we intend to facilitate secondary sales of Class A shares on the Masterworks Secondary Market, the Secondary Market will have significant limitations and the Class A shares may be illiquid.

Company Information

We are a manager-managed limited liability company, managed by the Board of Managers. Our principal office is located at 225 Liberty Street, 29th Floor, New York, New York 10281 and our phone number is (203) 518-5172. Our corporate website address is the website address of Masterworks.io at www.masterworks.io. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this offering circular.

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THE OFFERING

Class A shares Offered	Up to 85,600 Class A shares, on a “best efforts” basis for up to $1,712,000 of gross proceeds. Purchasers of the Class A shares will become members of the Company.

Offering Price per Class A share by the Company	$20.00 per Class A share.

Number of Shares Outstanding Before the Offering	As of the date of this filing, 100% of the membership interests of Masterworks 102, LLC are held by Masterworks in the form of 1,000 Class B shares.

Amended and Restated Operating Agreement	Our second amended and restated operating agreement, referred to herein as the “operating agreement,” created three classes of membership interests of the Company in the form of Class A shares and Class B shares, as well as a Class C share. By participating in this Offering, investors will become party to the operating agreement.

Number of Shares Outstanding After the Offering

85,600 Class A shares.

1,000 Class B shares (100% held by Masterworks) that will entitle Masterworks to a 20% profits interest upon a sale of the Painting and will be convertible into Class A shares based on a formula that will result in the issuance of a number of Class A shares to Masterworks equal to the quotient of (a) 20% of the aggregate increase in value of our issued and outstanding Class A and Class B shares, divided by (b) the value of the Class A shares at the time of conversion. For a detailed description of the Class B share conversion formula and an example of how it operates, see “Description of Shares.”

One Class C share that has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor.

Minimum and Maximum Investment Amount	The maximum investment amount per investor is $100,000 (5,000 Class A shares) and the minimum investment amount per investor is $15,000 (750 Class A shares), however, we can waive the maximum or minimum purchase restriction on a case-by-case basis in our sole discretion. Subscriptions, once received, are irrevocable by the investors but can be rejected by us prior to acceptance. Further, pursuant to the terms of the Company’s Operating Agreement, an investor, other than an affiliate of Masterworks, generally cannot own, or be deemed to beneficially own, as “beneficial ownership” is determined pursuant to Section 13(d) and 13(g) of the Securities Act, more than 19.99% of the total number of Class A shares outstanding, provided that we may waive such limit on a case-by-case basis in our sole discretion.

Subscribing Online	Our affiliate Masterworks.io owns the Masterworks Platform and Masterworks Administrative Services, LLC operates the Masterworks Platform located at https://www.masterworks.io/ that enables investors to become equity holders in companies that own artworks. Through the Masterworks Platform, investors can browse and screen potential artwork investments, view details of an investment and sign contractual documents online. After the qualification by the SEC of the offering statement of which this offering circular is a part, the Offering will be conducted through the Masterworks Platform, whereby investors will receive, review, execute and deliver subscription agreements electronically. For additional information, see “Plan of Distribution – Subscription Procedures.”

Underwriters	Independent Brokerage Solutions LLC (“IndieBrokers”), a New York limited liability company and Arete Wealth Management, LLC, a Delaware limited liability company (“Arete”) are each broker-dealers that are registered with the SEC and in each state where the offering will be made and each is an Underwriter of this Offering on a “best efforts” basis. Each Underwriter is a member of FINRA and SIPC.

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Payment for Class A shares	After the qualification by the SEC of the offering statement of which this offering circular is a part, investors can make payment of the purchase price in the form of ACH debit transfer or wire transfer into a segregated non-interest bearing account held by us with First Republic Bank Corporation or a similar institution until the applicable closing date. We may also permit payment to be made by credit cards. Investors contemplating using their credit card to invest are urged to carefully review “Risk Factors – Risks of investing using a credit card.” On each closing date, the funds in the account will be released to us and the associated Class A shares will be issued to the investors in this Offering and the obligations to Masterworks in respect of the advance and the true-up will be reduced by such amount. If there is no closing of this Offering, the funds deposited in the segregated account will be returned to subscribers by mail via a check in U.S. dollars, without interest. Credit card subscription shall not exceed the lesser of $30,000 or the amount permitted by applicable law, per subscriber, per transaction.

Investment Amount Restrictions	Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, you are encouraged to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

Worldwide	Class A shares will be offered worldwide, provided that we may elect not to sell shares in particular jurisdictions for regulatory or other reasons. No sales of Class A shares will be made anywhere in the world prior to the qualification of the offering circular by the SEC in the United States and FINRA’s issuance of a No Objections Letter. All Class A shares will be offered everywhere in the world at the same U.S. dollar price that is set forth in this offering circular.

Masterworks Investor

Masterworks intends to sponsor affiliated entities that invest in a portfolio of artwork, which may include an investment in our Class A shares, which is referred to herein as a “Masterworks Investor”. Any such investment by a Masterworks Investor in our Class A shares in connection with this Offering, would be made for cash consideration at the same price and upon the same terms as offered to other investors in this Offering, although the Masterworks Investor would also be issued a Class C share upon its investment in our Class A shares (unless a Class C share is already issued to a Masterworks Investor), which would entitle it to remove and or replace all or any members of the Board of Managers and reconstitute the Board for any reason.

Voting Rights

The Class A shares have no voting rights other than to vote, as a single class, to remove and replace the Administrator and to remove a member of the Board of Managers for “cause” only. Holders of Class A shares also have the right to and approve certain acts as described in our operating agreement, including the right to vote on certain amendments to the operating agreement and the administrative services agreement. The Class C share, which will only be issued or transferred to a Masterworks Investor, if any, will have the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason.

Any member that beneficially owns 5% or more of the Class A shares (excluding shares beneficially owned by Masterworks) may irrevocably limit or eliminate its voting rights pursuant to our operating agreement.

Risk Factors	Investing in the Class A shares involves risks. See the section entitled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Class A shares.

Use of Proceeds

We expect to receive gross proceeds from this Offering of up to $1,712,000. Masterworks will pay all expenses of the Offering, including fees and expenses associated with qualification of the Offering under Regulation A and all fees and expenses of the Underwriters. Therefore, the gross proceeds from this Offering will equal the net proceeds from this Offering. We intend to use a portion of the proceeds from the initial closing of this Offering to contribute to a segregated portfolio of Masterworks Cayman to acquire the Painting, and if and to the extent such proceeds are less than the purchase price, Masterworks will advance to the segregated portfolio of Masterworks Cayman that will acquire the Painting any additional funds required to consummate the acquisition. The remaining net proceeds of the Offering, together with any unsold Class A shares, if any, will be contributed to the segregated portfolio of Masterworks Cayman that will acquire the Painting and will be used to repay the Masterworks advance and pay Masterworks the true-up.

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Closings	The Company may close the entire Offering at one time or may have multiple closings. Throughout this Offering Circular, we have assumed multiple closings and refer to the “initial closing” as the first such closing and the “final closing” as the last such closing. The Painting will be acquired by the Company on or prior to the initial closing of this Offering. Subscriptions will be accepted on a rolling basis. If any of the Class A shares offered remain unsold as of the final closing, such Class A shares shall be issued to Masterworks in full satisfaction of its advance and the true-up as described in this Offering Circular. The maximum Offering period is 24 months from the date of commencement.

Termination of the Offering	We reserve the right to terminate this Offering for any reason at any time prior to the initial closing.

Transfer Restrictions	The Class A shares may only be transferred by operation of law or with the consent of the Company:

●	To an immediate family member or an affiliate of the owner of the Class A shares,
●	To a trust or other entity for estate or tax planning purposes,
●	As a charitable gift,
●	On a trading platform approved by Masterworks, such as the Masterworks Secondary Market, or
●	In a transaction otherwise approved by Masterworks.

Transfer Agent and Registrar	The transfer agent and registrar for our Class A shares is Equity Stock Transfer, LLC. The transfer agent’s address is 237 West 37th Street, Suite 602, New York, New York 10018. The transfer agent’s telephone number is 212-575-5757.

Distributions	None, unless and until there is a sale of the Painting, at which point we plan to pay a liquidating distribution. There can be no assurance as to the timing of a liquidating distribution or that we will pay a liquidating distribution at all.

DETERMINATION OF OFFERING PRICE

The Offering size equals the sum of (a) the estimated purchase price that Masterworks anticipates paying for the Painting, $1,542,500, plus (b) approximately 11% of such amount (approximately 10% of the maximum aggregate offering amount), or $169,500 as an upfront payment, or “true-up” payable to Masterworks, which is intended to be reasonable compensation for Masterworks’ services, capital commitment and outlay in sourcing and acquiring the Painting. The initial price per Class A share was randomly determined by Masterworks and is calculated by dividing (1) the Offering size by (2) 85,600, which is the maximum number of Class A shares that will be sold in this Offering (or issued to Masterworks if any remain unsold).

Masterworks Gallery owns 1,000 Class B shares, representing a 20% “profits interest” in the Company and will own Class A shares if and to the extent the Offering is not fully subscribed, since any unsold Class A shares will be contributed to the segregated portfolio of Masterworks Cayman that will acquire the Painting and will be used to repay the Masterworks advance and pay Masterworks the true-up. Prior to this Offering, no public market exists for the Class A shares, and there can be no assurance that a public market will ever exist for the Class A shares. The Company believes that based on the arms-length ultimate purchase price of the Painting, historical appreciation rates of similar paintings by the same artist and other factors, the per share offering price will constitute a reasonable estimate of the fair value of the Class A shares as of the date of this Offering Circular.

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DISTRIBUTION POLICY

We have not declared or paid dividends on the Class A shares since our formation and do not anticipate paying dividends in the foreseeable future on any shares, unless and until the Painting is sold, at which point we will pay any expenses for which we are responsible and make a liquidating distribution to our shareholders in accordance with our operating agreement. There can be no assurance as to the timing of a liquidating distribution or that we will pay a liquidating distribution at all. There are no contractual restrictions on our ability to declare or pay dividends and if any are to be paid in the future, such decision will be at the discretion of our Board of Managers and will depend on our then current financial condition and other factors deemed relevant by the Board of Managers.

RISK FACTORS

The purchase of the Class A shares offered hereby involves a high degree of risk. Each prospective investor should consult his, her or its own counsel, accountant and other advisors as to legal, tax, business, financial, and related aspects of an investment in the securities offered hereby. Prospective investors should carefully consider the following specific risk factors, in addition to the other information set forth in this offering circular, before purchasing the securities offered hereby.

Risks Related to our Business Model

The Company is a new company and our business model is untested.

The Company is a new company that was formed on November 17, 2021 and had no operating history. We cannot make any assurance that our business model can be successful. Since inception, the scope of our operations has been limited to our formation. Our operations will be dedicated to acquiring and maintaining the Painting and facilitating the ultimate sale of the Painting. We do not expect to generate any material amount of revenues or cash flow until the Painting is sold and no profits will be realized by our investors unless the Painting is sold for more than we acquire it for and there are sufficient funds after all applicable costs and expenses in order to effectuate a distribution to holders of our Class A shares. Few companies other than Masterworks entities have issued securities that represent indirect ownership in an artwork with the sole goal of realizing appreciation on the value of that artwork. It is difficult to predict whether this business model will succeed or if there will ever be any profits realized from an investment in the Class A shares.

We do not expect to generate any material amount of revenues and rely on the Administrator to fund our operations.

We do not expect to generate any material amount of revenues or cash flow unless and until the Painting is sold. No profits can be realized by our investors unless the Painting is sold for more than we acquire it and there are sufficient funds to effectuate a distribution after paying the applicable costs, fees and expenses, or the investors sell their Class A shares. Accordingly, we will be completely reliant on Masterworks to fund our operations.

We are extremely undiversified since our strategy is to achieve capital appreciation from a single work of art.

Our Company was formed to facilitate an investment in, maintain and potentially sell the Painting. We will not invest in any other artwork or assets or conduct any other operations that could generate income. Such lack of diversification creates a concentration risk that may make an investment in the Class A shares riskier than an investment in a diversified pool of assets or business with more varied operations. Aggregate returns realized by investors are expected to correlate to the change in value of the Painting, which may not correlate to changes in the overall art market or any segment of the art market.

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The Painting may be sold at a loss or at a price that results in a distribution that is below the purchase price of the Class A shares, or no distribution at all.

Any sale of the Painting could be effected at an inopportune time, at a loss and or at a price that would result in a distribution of cash that is less than the price paid by investors to purchase our Class A shares. We intend to hold the Painting for an extended period of time and may choose to sell the Painting opportunistically if market conditions are favorable, which we believe is necessary to achieve optimal returns. Although the value of the Painting may decline in the future, we have no current intention nor economic incentive to sell the Painting at a loss. In the future, we may elect to do so if we determine that such a transaction would be necessary to satisfy our fiduciary obligations to our shareholders. Lastly, circumstances may arise that may compel us to sell the Painting at an inopportune time and potentially at a loss, such as if we face litigation, regulatory challenges or if Masterworks ceases to exist. Investors should be prepared to hold their Class A shares for an indefinite period of time, as there can be no assurance that the Class A shares can ever be resold or that the Painting can ever be sold or that any sale would occur at a price that would result in a distribution of more than $20.00 per Class A share.

The timing and potential price of a sale of the Painting are impossible to predict, so investors need to be prepared to own the Class A shares for an uncertain or even indefinite period of time.

We intend to hold the Painting for an indefinite period, although the Painting will be perpetually available for sale following the Offering and we will evaluate any reasonable third party offers to acquire the Painting. In addition, the occurrence of certain events may compel us to sell the Painting. Accordingly, a risk of investing in the Class A shares is the unpredictability of the timing of a sale of the Painting and the unpredictability of funds being available for cash distribution and investors should be prepared for both the possibility they will not receive a cash distribution for many years, if ever, and the contrary possibility that they may receive a cash distribution at any time following the completion of the Offering. An investment in the Class A shares is unsuitable for investors that are not prepared to hold their Class A shares for an indefinite period of time, as there can be no assurance that the Class A shares can ever be resold or that the Painting can be sold within any specific timeframe, or at all.

Our business model involves certain costs, some of which are to be paid for in the issuance of equity which will have a dilutive effect on the holders of our Class A shares.

There are various services required to administer our business and maintain the Painting. Pursuant to an administrative services agreement among us, Masterworks Cayman and the Administrator to be entered into prior to the initial closing of the Offering, the Administrator will manage all administrative services relating to our business and the maintenance of the Painting. The Administrator will pay all ordinary and necessary costs and expenses associated with the administration of our business and maintenance of the Painting. Because we do not expect to maintain cash reserves or generate any cash flow, we will be completely reliant on the Administrator to fund our operations. In exchange for these services and incurring these costs, the Administrator will receive equity interests in us. These equity issuances to Masterworks will, subject to vesting provisions set forth in the administrative services agreement, effectively result in dilution of 1.5% per annum to Class A shareholders in their indirect ownership of the Painting. Such dilutive issuances, which will commence following the final closing of the Offering, will have a dilutive effect on the holders of our Class A shares and will effectively reduce the tangible book value per Class A share over time. In addition, we remain responsible to reimburse the Administrator for third-party costs associated with extraordinary or non-routine services. Accordingly, while ordinary costs and expenses are fixed pursuant to the administrative services agreement, investors may suffer losses or a reduction of returns associated with extraordinary or non-routine costs.

In the event we are able to sell the Painting, your potential investment returns will be lower than the actual appreciation in value of the Painting due to applicable commissions, fees and expenses.

In the event the Painting is sold, your distribution of cash proceeds will be reduced by commissions, fees and expenses incurred as a result of administering, marketing and selling the Painting, as well as dilution from Class A share issuances to the Administrator pursuant to the administrative services agreement. Transaction costs incurred as part of the sale of the Painting will differ depending on whether we choose or are able to sell the Painting privately or through a public auction. In a public auction, the principal transaction costs are a seller’s commission and buyer’s premium (a form of selling commission, based on a graduated scale set by each auction house), both of which reduce the net proceeds received by a seller from what a buyer ultimately pays. The final reported sales price includes the hammer price (i.e. the price at which the auctioneer declared the winning bid), and the buyer’s premium. The buyer may also separately incur additional sales or VAT taxes, fees or royalties. A seller typically receives the hammer price less the seller’s commission, if any. The economic terms negotiated between the seller and the auction house can vary widely depending on a number of factors, including the value and importance of the specific work, whether the work is sold as an individual piece or part of a larger collection, anticipated demand levels, and other factors. In addition, the proceeds receivable by a seller are less favorable if the work is subject to a pre-auction guaranty. If we sell the Painting in private transactions, there may be sales commissions payable to third parties who arrange for the sale transaction or, if no seller’s agent is engaged in connection with such sale, Masterworks may charge a sales commission in connection with such sale. While we believe we may be able to substantially reduce the transaction costs of selling the Painting, they will not be entirely eliminated.

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In addition, Masterworks will be entitled to its 20% profits interest in respect of its ownership of Class B shares, plus Class A shares issued by us pursuant to the administrative services agreement. Accordingly, your investment returns upon a sale of the Painting, if such a sale can occur and if such sale can generate sufficient funds for a distribution after accounting for applicable fees and expenses, may be significantly lower than the actual rate of appreciation of the Painting.

Risks Associated with an Investment in the Painting

There is no assurance of appreciation of the Painting or sufficient cash distributions resulting from the ultimate sale of the Painting.

There is no assurance that the Painting will appreciate, maintain its present value, or be sold at a profit. The marketability and value of the Painting will depend upon many factors beyond our control. There can be no assurance that there will be a ready market for the Painting, since investment in artwork is generally illiquid, nor is there any assurance that sufficient cash will be generated from the sale of the Painting to compensate investors for their investment. Even if the Painting does appreciate in value, the rate of appreciation may be insufficient to cover our administrative costs and expenses.

The value of the Painting is subjective.

The value of the Painting is inherently subjective given its unique character. The acquisition of the Painting by a segregated portfolio of Masterworks Cayman that is wholly-owned by the Company is planned to occur on or before the initial closing of this Offering. The future realizable value of a fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. In addition, the net realizable value to a seller at auction is often significantly lower than the published sale price because the net proceeds are typically reduced by all or a portion of the buyer’s premium and there may also be a sales commission.

For non-cash generating assets, such as fine art, valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons, including, without limitation:

●	Qualitative Factors. Differences in perceived quality or condition between the subject work and the so-called “comparable” sale. Perceived differences in the physical quality and condition of the respective works require subjective judgements as to the valuation impact attributable to such differences.

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●	Lack of Reliable Data. Data from non-auction sales, comprising a majority of all sales, is largely unavailable and historical sales data may be inaccurate. Also, data may be stale or unavailable to the public because comparable works may remain off market for extended periods of time, often for generations. Even for public auctions, sale prices may be incorrectly reported due to credits for guarantees entered into with buyers (though under current rules in certain jurisdictions, these are required to be deducted from the reported sale price), or other credits provided to potential buyers.

●	Idiosyncratic Factors. Idiosyncratic motivations of a buyer or seller may significantly affect the sale price. These motivations may relate to an emotional attachment to the work, ego, financial, estate or tax planning objectives, the desire to enhance or complete a specific collection objective, perceptions of supply and scarcity and other factors.

●	Timing Differences. Historical transactions must be viewed in light of market conditions at the time compared to current conditions. Overall market conditions are difficult to track in recent periods and extremely difficult to discern for historical periods. Harder still, is the ability to track the relative popularity of specific works, artists and genres over historical periods.

●	Market Depth. Sale prices only reflect the price a single buyer was willing to pay for a work, so it is very difficult to determine the depth of demand, as defined by the number of potential buyers that are ready, willing and able to purchase an artwork at or below a given price level.

●	Entanglements. It is not uncommon in the art market for buyer, sellers and intermediaries to enter into private contractual arrangements that may affect the selling price in a specific transaction. It is often impossible to know of the existence or terms of any such contractual arrangements.

Accordingly, due to the inherent subjectivity involved in estimating the realizable value of the Painting, any appraisal or estimate of realizable value may prove, with the benefit of hindsight, to be different than the amount ultimately realized upon sale and such differences can be, and often are, material.

Since the valuation of high-end artwork relies in large part on an analysis of historical auction sales, it is more difficult to accurately determine fair value of artwork by artists that have fewer auction sales.

Certain artists such as Andy Warhol and Pablo Picasso have a relatively large global collector base and a well-established track record of auction sales over a lengthy period. These artists were also extremely prolific during their careers, so their artwork is frequently bought and sold at auction. This relatively large volume of data makes estimates of historical pricing trends and fair value ranges for artwork produced by these artists more reliable. By contrast, valuation of works by other artists who have a smaller collector base and or a shorter track record of auction sales is comparatively more difficult and such assessments are generally prone to wider margins of error. When assessing the historical auction performance of artwork by a particular artist, investors are urged to consider the volume of public auction data available. As a general matter, historical pricing trends and fair value estimates are more likely to be more accurate for artists with higher volumes of prior auction sales than pricing trends and estimates for artists that have fewer historical auction sales. Accordingly, there is a higher risk that we may overpay for, or misprice, artwork by artists with fewer auction sales than those with higher volumes of prior auction sales.

Our appraisal of the fair value of the Painting may not be reflective of the value of the Class A shares or the realizable value of the Painting.

We, together with Masterworks, will estimate the fair value of the Painting for purposes of preparing our annual and semiannual financial statements in accordance with generally accepted accounting principles in the United States. For the reasons set forth elsewhere in this “Risk Factors” section, any such valuation is inherently subjective and may not represent the actual realizable value of the Painting. In addition, because an investment in the Company represents not just the physical Painting, but also our administrative, cost, tax and governance structure, coupled with the fact that the timing of a sale of the Painting is unknown, the value of the Class A shares may be significantly different than the proportionate indirect ownership of the Painting that they represent. In addition, our Board of Managers will consider a variety of factors in making any determination to sell the Painting and the appraised value of the Painting may not be indicative of the price at which our Board of Managers would determine to sell the Painting.

An investment in the Painting is subject to various risks, any of which could materially impair the value of the Painting and the market value of our Class A shares.

Investing in Painting is subject to the following risks:

●	Authenticity. Claims with respect to the authenticity of a work may result from incorrect attribution, uncertain attribution, lack of certification proving the authenticity of the artwork, forgery of a work of art, or falsification of the artist’s signature. We generally obtain representations of authenticity from sellers, but these representations may not effectively eliminate the risk.

●	Provenance. Claims related to provenance, or history of ownership, are relatively common and allege that an artwork has an uncertain or false origin. Buyers may also negatively perceive some elements of the prior ownership history, or whether the work is considered to have sold too often in the past. With respect to the Painting, buyers may negatively perceive our ownership in the Painting when considering a purchase.

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●	Condition. The physical condition of an artwork over time is dependent on technical aspects of artistic workmanship, including the materials used, the manner and skill of application, handling and storage and other factors.

●	Physical Risks. Painting is subject to potential damage, destruction, devastation, vandalism or loss as a result of natural disasters (flood, fire, hurricane), crime, theft, illegal exportation abroad, etc.

●	Legal Risks. Painting ownership is prone to a variety of legal challenges, including challenges to title, nationalization, purchase of work of art from unauthorized person, risk of cheating, money laundering, violation of legal regulations and restitution issues. Purchasing from major auction houses and reputable galleries can reduce, but not eliminate these risks.

●	Market Risks. The art market is prone to change due to a variety of factors, including changes in transaction costs, substantial changes in fees, tax law changes, export licenses etc., changes in legal regulations, changes in attitudes toward art as an investment, changes in tastes, trends (fashion) and changes in supply, such as the liquidation of a major collection. These risks can be specific to certain geographies.

●	Economic Risks. Art values and demand are affected by economic confidence among ultra-high-net-worth individuals.

●	Fraud Risk. The art market is unregulated and prone to abusive practices, including price manipulation, disguised agencies and lack of transparency.

Although, acting as agent for the Company, Masterworks has agreed to purchase the Painting, the purchase or closing of which has not yet occurred, and will conduct due diligence in connection with its purchase of the Painting, no amount of due diligence can completely insulate a buyer against these risks and if any of these risks materialize, the value of the Painting may decline, and the value of the Class A shares would be adversely affected.

If the Painting is eventually displayed in a gallery space or other location, it could be damaged, and insurance may not cover all of the damages, or even if insurance does cover the damages, it may cause the painting to be unsaleable.

It is planned that the Painting will be permanently stored and displayed in the United States, though it might be displayed internationally. We plan to obtain and maintain insurance coverage for the Painting. However, the painting may be damaged while being displayed and our insurance may not be able to cover all of the damages resulting therefrom, and even if insurance does cover such damages, the damages may result in the Painting being unsaleable. Accordingly, damage or destruction of the Painting will have a material adverse impact on the value of the Painting and, consequently, the value of the Class A shares.

We may not be able to find a buyer for the Painting at a reasonable price.

Art is a highly illiquid asset and a significant percentage of objects go unsold when sent to auction. Even in the event that we attempt to sell the Painting, we cannot guarantee that there will be a buyer at any reasonable price. Additionally, if the Painting does go to an auction sale and is not sold, such failure could damage the reputation of the Painting in the marketplace and make it even more difficult to sell in the future.

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Temporary popularity of some paintings or categories of art may result in short-term value increases that prove unsustainable as collector tastes shift.

Temporary consumer popularity or “fads” among collectors may lead to short-term or temporary price increases, followed by decreases in value. The demand for specific categories of art and artists is influenced by changing trends in the art market as to which collecting categories and artists are most sought after and by the collecting preferences of individual collectors. These conditions and trends are difficult to predict and may adversely impact our ability to sell the Painting for a profit. These risks of changes in popularity may be greater for a living or emerging artist, as compared to other categories which may have a proven valuation track record over a longer period of time. These trends could result in reduced profitability or a loss upon the sale of the Painting.

We could be exposed to losses in the event of title or authenticity claims.

The buying and selling of artwork can involve potential claims regarding title, provenance and or authenticity of the artwork. Authenticity risk related to works of art may result from incorrect attribution, uncertain attribution, lack of certificate proving the authenticity of the artwork, purchase of a non-authentic artwork, or forgery. In the event of a title or authenticity claim against us by a buyer of the Painting from us, we would seek recourse against the seller of the Painting pursuant to authenticity and title representations obtained at the time of purchase, but a claim could nevertheless expose us to losses. In addition, we do not maintain liquid assets to defend or settle any such legal claims and would be reliant on the Administrator to outlay the cost of such defense or settlement.

Ownership of the artist’s work may be concentrated, and any large-scale divestiture of a collection could negatively affect prices.

If any major collector were to liquidate a large number of paintings by the artist, the supply and demand dynamic could shift dramatically. A significant increase in the number of paintings by the artist available for sale could reduce prices.

The Painting could be subject to damage, theft or deterioration in condition, which could have a material adverse effect on the value of the Painting.

We plan to store the Painting in a protected environment with security measures, but no amount of security can fully protect a painting from damage or theft. The damage or theft of valuable property, despite these security measures could have a material adverse impact on the value of the Painting and, consequently, the value of our Class A shares. The Company maintains insurance, but there is no guaranty that such coverage would be adequate to mitigate all of such losses.

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Changes in opinions by experts in the artwork regarding authenticity could damage or eliminate the value of the Painting.

Authenticity is often completed by art world experts, and opinions often matter more than scientific data. If a well-respected art expert were to opine negatively on the authenticity of the Painting, it could reduce or eliminate the value of the Painting.

Insurance coverage for the Painting does not cover title claims and may not cover all possible contingencies, exposing us to losses resulting from the damage or loss of the Painting.

We plan to maintain insurance coverage for the Painting against damage or loss of the Painting. Our insurance coverage does not cover title claims and may expressly exclude damage caused by war, losses caused by chemical or biological contamination and certain other potential loss scenarios. Accordingly, in the event of a successful claim that we do not have valid title and ownership to the Painting we would rely solely on the representations obtained from the seller to compensate us for such losses, which may prove to be inadequate. In addition, uncovered damage or destruction of the Painting that is not fully covered by insurance could have a material adverse impact on the value of our Class A shares.

Industry sales cycles can be unpredictable.

Purchase behavior by collectors is generally unpredictable due primarily to the discretionary nature, relative scarcity and high values of art purchases. An art buyer may typically purchase art when excess liquidity is abundant. When economic conditions preclude art collectors from purchasing the Painting, such a downturn in sales will affect our ability to sell the Painting. Additionally, many art buyers have significant access to credit to facilitate the purchase of artwork and any changes which would cause art collectors to not access credit could have a serious impact on a collector’s ability to purchase the Painting.

Purchasing the Painting in a privately negotiated transaction may involve greater risk than purchasing artwork at a public auction.

There are differences between purchasing artwork in a private transaction and purchasing at a public auction. Auctions are generally conducted by large companies that often perform higher levels of research and due diligence than private galleries or agents. Auction houses typically have greater financial and other resources as compared to private galleries or agents. Accordingly, if an authenticity claim were to arise, an auction house would likely have greater financial resources (and or higher levels of insurance coverage) to be able to address such claims than private galleries or agents. In addition, sales practices by auction houses are regulated by laws in the countries in which they operate. These laws vary by jurisdiction, but generally prevent unfair and improper practices and require certain mandatory disclosures. By contrast, private galleries and agents are largely unregulated and operate under general legal principles of agency which do not necessarily require the level of fairness, transparency and disclosure that apply to public auctions. Accordingly, there may be higher risks attendant to purchasing artwork in privately negotiated transactions.

Risks Related to our Reliance on Masterworks

We are totally reliant on the Administrator to maintain and sell the Painting and manage our administrative services.

We do not plan to have employees or intend to maintain or generate any cash flow prior to the sale of the Painting. Accordingly, we are totally reliant on the performance of the Administrator under the administrative services agreement to effectuate the decisions of our Board of Managers. We plan to rely on the Administrator to perform or administer all necessary services to maintain the Painting, including obtaining insurance and ensuring appropriate storage. The Administrator is also responsible for all administrative services required to maintain our Company, including professional services, regulatory filings, SEC reporting, tax filings and other matters. The Administrator is a newly formed company and has not yet developed a track record of successful performance of these activities. If the Administrator were to default on its obligations under the administrative services agreement, it would be extremely difficult for us to replace the Administrator or internally manage these functions given our lack of cash flow and lack of employees. Accordingly, in the event of a material default by the Administrator under the administrative services agreement, we would likely be forced to sell the Painting. We cannot provide assurance that the timing and or terms of any such sale would be favorable. Further, Masterworks can withdraw for any reason from its position as our Administrator, provided that such withdrawal would only become effective upon a sale of the Painting.

We are totally reliant on the Administrator to maintain sufficient capital resources to pay our fees, costs and expenses.

Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the administrative services agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods. The Administrator’s capital resources and sources of liquidity will be relied upon by our auditors in determining our likely ability to continue as a going concern. Pursuant to and in accordance with the administrative services agreement, the Administrator is required to maintain cash reserves on hand for so long as the Class A shares remain outstanding sufficient to pay at least one year of estimated expenses to satisfy its obligations under the administrative services agreement. However, there can be no assurance that the Administrator will be able to maintain such cash reserves. If the Administrator’s liquid capital resources and sources of liquidity are insufficient to satisfy its operational requirements, including the management of our Company, for at least one year, our Company may receive qualified audit reports that would likely have a material adverse effect on the value of our Class A shares.

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The Board of Managers will have complete authority to administer our business consistent with the terms and conditions of our operating agreement, other than certain amendments to the operating agreement and the administrative services agreement.

The Board of Managers will have sole voting power over all matters, including: mergers, consolidations, acquisitions, winding up and dissolution; except, the Board of Managers shall not have the authority to do any of the following without first obtaining the prior approval or consent of the holders of a majority of the voting shares, except as otherwise set forth therein:

●	Amend, waive or fail to comply with any material provision of the operating agreement that disproportionately and adversely affects the Class A shareholders;
●	Acquire additional material assets other than the Painting, incur debt for borrowed money or engage in business activities that are unrelated to the ownership, maintenance, promotion and sale of the Painting; or
●	Issue additional Shares other than pursuant to the agreements described herein.

Additionally, we, in our sole and absolute discretion, may decide to sell the Painting at any time and in any manner.

The Company will own the Painting for an indefinite period and may sell the Painting at any time following the final closing of the Offering. There is no guaranty that any sale of the Painting will be successful, or if successful, that the net proceeds realized by shareholders from such transaction will be reflective of the estimated fair market value of the shares at such time. Masterworks will be entitled to reimbursement for costs and expenses associated with any such transaction and may earn fees for such transactions to the extent permitted by applicable laws, rules and regulations, and there can be no assurance that there will be any remaining net proceeds to be distributed after payment of such costs and expenses.

This concentration of control in the Board of Managers may delay, deter or prevent acts that would be favored by holders of our Class A shares. The interests of the Board of Managers or the Administrator may not always coincide with our interests or the interests of the holders of our Class A shares. As a result, the market price of our Class A shares could decline, or holders of our Class A shares might not receive a premium over the then-current market price of our Class A shares upon a change in control.

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Holders of our Class A shares do not elect or vote on the Board of Managers and have limited ability to influence decisions regarding our business.

Our operating agreement provides that our assets, affairs and business will be managed under the direction of the Board of Managers. Holders of our Class A shares do not elect or vote on the Board of Managers and, except for removal rights granted to an affiliate of Masterworks that invests in our Class A shares, members of the Board of Managers can only be removed by (i) a majority of the existing Board of Managers, or (ii) by the affirmative vote of holders of two-thirds (2/3) of the voting shares and only for “cause”, as defined in the operating agreement. Accordingly, unlike the holders of common stock in a corporation, holders of Class A shares have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

We do not intend to list the Class A shares on a national securities exchange. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer listing on a national stock exchange would be. The Board of Managers is made up of Nigel Glenday, Joshua B. Goldstein, and Eli D. Broverman. One of the members of the Board of Managers, Eli D. Broverman, serves as the Independent Manager on the Board of Managers (the “Independent Manager”). The Independent Manager serves to protect the interests of the holders of the Class A shares and is tasked with reviewing and approving all related party transactions of our Company with our affiliates and address all conflicts of interest that may arise between us and the holders of the Class A shares and our affiliates. If the Independent Manager resigns from such position on the Board of Managers at any time, the remaining members of the Board of Managers shall appoint a replacement that meets the standards of an independent director pursuant to the standards set forth in NASDAQ Marketplace Rule 4200(a)(15). Accordingly, we do not have, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a company listed on a national stock exchange.

Risk of non-compliance with regulations.

The Class A shares are being sold by the Underwriters, which are registered broker-dealers under the Securities Exchange Act of 1934 (the “Exchange Act”) and registered in each state where the offer and sales of the Class A shares will occur, and it is anticipated that Class A shares will be offered and sold only in states where the Underwriters are registered as broker-dealers. If a regulatory authority determines that Masterworks Investor Services, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities that require registration, including initial sale of the Class A shares on the Masterworks Platform and permitting a registered broker-dealer to facilitate resales or other liquidity of the Class A shares on the Masterworks Platform, Masterworks Investor Services may need to stop operating and therefore the Company would not have an entity managing investor relations. In addition, if Masterworks Investor Services is found to have operated as a ‘broker-dealer’ without being properly registered, there is a risk that Class A shares offered and sold while Masterworks Investor Services was not registered may be subject to a right of rescission, which may result in the early termination of the Offering.

Our second amended and restated operating agreement designates the federal district courts of the United States of America as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act, which, if enforced by the courts, will restrict our shareholders’ ability to choose the judicial forum for Securities Act disputes.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our second amended and restated operating agreement provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies’ constitutive documents has been challenged in legal proceedings.  While the Delaware courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our second amended and restated operating agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This choice of forum provision may limit a shareholder’s ability to bring a Securities Act claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find the exclusive-forum provision in our second amended and restated operating agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition.

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Risks Relating to Potential Conflicts of Interest

Masterworks financial arrangements may result in misalignment between its interests and the interests of Class A shareholders.

Masterworks and its affiliates will have substantially complete discretion to determine when and if to sell the Painting. Since Masterworks earns administrative fees and incurs maintenance and other ongoing costs for so long as the Painting is owned by us, Masterworks may have economic incentives or disincentives to sell the Painting that are misaligned with the interests of shareholders. Accordingly, there is a risk that Masterworks and its affiliates will have conflicts of interest and no assurance can be given that any such conflicts will be resolved in a manner that is in the best interests of shareholders.

Although Masterworks will own 1,000 Class B shares representing a 20% profits interest in our Company, and will own Class A shares following the Offering, Masterworks may eventually sell its shares.

Masterworks currently owns and will own 1,000 Class B shares representing a 20% profits interest in our Company following the Offering and will own Class A shares if and to the extent the Offering is undersubscribed, as well as Class A shares issuable to Masterworks pursuant to the administrative services agreement. Masterworks cannot transfer any Class A shares issuable to Masterworks pursuant to the administrative services agreement prior to the applicable vesting date, as may be extended or shortened in accordance with the administrative services agreement. Masterworks has also agreed to lock-up provisions in our operating agreement, that will prohibit it from selling any Class B shares prior to the one-year anniversary of the Offering, though it is permitted to pledge all of its shares to unaffiliated third-party lenders and such lenders shall not be subject to the lock-up if they obtain ownership of the profits interest in connection with a default by Masterworks on its indebtedness. Masterworks will have no restrictions on the disposition of any of its Class B shares after the one-year anniversary of the Offering and no restrictions on the disposition of its Class A shares once they vest, other than restrictions imposed by applicable securities laws. Accordingly, the alignment that will exist upon the final closing of the Offering between Masterworks and our other shareholders may not exist in the future. If Masterworks were to sell a significant portion of its shares, the interests of Masterworks may differ significantly from those of investors in the Offering and subsequent holders of the Class A shares. As a result, we cannot assure investors that Masterworks will execute a discretionary sale of the Painting at a time that is in the best interests of holders of the Class A shares.

A Masterworks affiliate may invest in this Offering, which creates a risk that such Masterworks affiliate will seek to execute a secondary offering that could make it more difficult to sell your shares.

Masterworks intends to sponsor offerings representing an investment in a portfolio of artwork and artwork investments and such portfolio may include an investment in our Class A shares. Any such investment would be made for cash consideration at the same price and upon the same terms as offered to other investors in this Offering, although the entity conducting such offering would have the right to replace or reconstitute our Board of Managers. In the event any such affiliate of Masterworks invests in our Class A shares, the Masterworks affiliate may elect to sell its interest in our Class A shares in a secondary offering. Such entity, as the selling shareholder, together with Masterworks, would determine the price at which such transaction is executed. Although Masterworks would be responsible for all of the costs and expenses of any such secondary sale transaction, the possibility that a large block of shares could be available for sale in the future may make it more difficult for investors in this Offering to sell their shares on the Masterworks Secondary Market or other trading platform and could depress the price you would realize upon such sale.

Masterworks and Members of the Board of Managers and executive officers will have other business interests and obligations to other entities, including interests and obligations relating to the art industry.

Masterworks expects to engage in other business activities, including other activities relating to the art industry. Masterworks may buy and sell other works of art, enter into pre-auction guarantees, operate a gallery (for viewing purposes), establish other entities similar to us and other activities. In addition, neither the Administrator nor its executive officers nor the Board of Managers will be required to manage us as their sole and exclusive function and they will have other business interests and will engage in other activities in addition to those relating to us. We are dependent on the Administrator and its officers and employees to successfully operate us. Their other business interests and activities could divert time and attention from operating our business.

Masterworks may receive fees from a buyer of the Artwork if it sells the Artwork without engaging an intermediary.

Masterworks may determine to sell Artwork without engaging a third-party intermediary, in which event, Masterworks would charge the buyer of the Artwork a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

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Our operating agreement contains provisions that exculpate the Board of Managers and the administrative services agreement contains provisions that exculpate the Administrator and its affiliates, and certain other persons engaged on behalf of the Administrator from liabilities with respect to certain actions taken, even if such actions are negligent, which also reduces the remedies available to investors for certain acts by such persons.

Our operating agreement limits the liability of the Board of Managers, any of our members, any person who is an officer of ours and any person who serves at the request of the Board of Managers on behalf of us as an officer, director, members of the Board of Managers, Independent Manager, partner, member, stockholder or employee of such person. The administrative services agreement limits the liability of the Administrator, its affiliates, managers, officers and members. None of the foregoing persons shall be liable to us or the Administrator or any other member of us for any action taken or omitted to be taken by it or by other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from any of the foregoing person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duties that have not been waived, reckless disregard of duty or any intentional and material breach of the operating agreement or conduct that is subject of a criminal proceeding (where such person has reasonable cause to believe that such conduct was unlawful). With the prior consent of the Board of Managers, any of the foregoing persons may consult with legal counsel and accountants with respect to our affairs (including interpretations of the operating agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether any of the foregoing persons acted with the requisite degree of care, such person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the members of the Board of Managers, officers, employees, consultants, attorneys, accountants and professional advisors of us selected with reasonable care; provided, that no such person may rely upon such statements if it believed that such statements were materially false. The foregoing limitations on liability reduce the remedies available to the holders of the Class A shares for actions taken which may negatively affect us.

Risks Relating to Ownership of the Class A shares and the Offering

Our Class A shareholders will have very limited voting rights and we will have the ability to sell the Painting without shareholder approval.

Our operating agreement provides that the assets, affairs and business of our Company will be managed under the direction of our Board of Managers. Our Board of Managers, in their sole and absolute discretion, will have the ability to sell the Painting at any time and in any manner. Our shareholders do not elect or vote on our Board of Managers. Our Class A shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement or the administrative services agreement that would adversely change the rights of the Class A shares or to remove and replace the Administrator. Each outstanding Class A share entitles the holder to one vote on all matters submitted to a vote of shareholders, provided, that Class A shares beneficially owned by Masterworks, if any, and shares held by certain shareholders that irrevocably elect to limit or eliminate their voting rights, if any, shall not vote. Generally, matters to be voted on by our shareholders must be approved by a majority of the votes cast by all Class A shares present in person or represented by proxy, although the vote to remove a member of the Board of Managers for “cause” or to remove and replace the Administrator requires a two-thirds vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

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Your voting interest in the Company will vary over time depending upon the number of shares held by Masterworks and the number of shares, if any, for which our shareholders have irrevocably elected to limit or eliminate their voting rights.

Shares beneficially owned by Masterworks shall have no voting rights for so long as they are beneficially owned by Masterworks. In addition, shareholders that beneficially own 5% or more of the Class A shares may irrevocably elect to limit or eliminate their voting rights. In our operating agreement we refer to each of these shareholders as a “Vote Limited Member”. Non-voting shares are not counted in the determination of a quorum for purposes of calling a shareholder meeting or in determining whether or not a vote relating to a shareholder action has received the requisite percentage of support. Any election by a shareholder to become a Vote Limited Member would effectively increase the voting power held by our other Class A shareholders. Conversely, if Masterworks or a Vote Limited Member were to sell its Class A shares to a non-affiliate, the purchaser of such shares would have full voting rights with respect to such Class A shares, which would reduce the voting power held by other Class A shareholders. A large change in the outstanding voting power of the Company could result in a shareholder gaining or losing “affiliate” status, which could have securities law implications since shares held by affiliates, which are deemed “control” securities, are not freely tradeable under federal securities laws. We cannot predict whether any shareholder will elect to become a Vote Limited Member, how many Class A shares may be affected by any such election or when or if Masterworks or any Vote Limited Member will sell any of its Class A shares. Accordingly, while Class A shareholders can determine the minimum voting rights they will hold, which is equal to their percentage ownership of the total number of Class A shares outstanding at any point in time, they cannot predict the actual share of the vote they may hold from time to time. Accordingly, it will be difficult for shareholders to determine their level of voting power at any point in time.

There is no active public market for our Class A shares and an active trading market may not ever develop or, even if developed, may not be available to all shareholders, may not be sustained or may cease to exist following this Offering, which would adversely impact the market for our Class A shares and make it difficult, or even impossible, to sell your Class A shares.

There is no active market for our Class A shares. We do not plan to list the Class A shares for trading on a national securities exchange, but we intend to facilitate secondary sales of Class A shares on a bulletin board platform at www.masterworks.io, referred to as the Masterworks “Secondary Market,” commencing on or after the three-month anniversary of the final closing of this Offering. No assurance can be given that the Secondary Market will provide an effective means of selling your Class A shares or that the price at which any Class A shares are sold through the Secondary Market is reflective of the fair value of the Class A shares or the Painting. We do not know the extent to which investor interest will lead to the development and maintenance of a liquid market. In light of a variety of factors, including, without limitation, the relatively small market capitalization of the Company and the limited number of users participating on the Secondary Market, we do not expect the Secondary Market will provide a reliable or effective means of price discovery. Any posted offer prices or historical transaction information reflected on the Secondary Market should not be construed as being representative of the fair value of the Company’s Class A shares or of the Painting. The Secondary Market is currently only available for use by United States citizens with a United States bank account who are not “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended. Investors should be prepared to hold their Class A shares for an indefinite period of time, as there can be no assurance that the Class A shares will ever be saleable through the Masterworks Secondary Market or an alternative platform.

You may not be able to sell your Class A shares at or above the offering price or at all.

The initial public offering price for our Class A shares is above their net tangible asset value due to the payment of the true-up to Masterworks. In addition, Masterworks owns 1,000 Class B shares representing a 20% profits interest in our Company. Prior to this Offering, no public market exists for our Class A shares. You may not be able to sell your Class A shares at or above the initial offering price, or ever. Investors should be prepared to hold their Class A shares for an indefinite period, as there can be no assurance that the Class A shares can ever be tradable or sold.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. Therefore, our investors could receive less information than they might expect to receive from exchange traded public companies.

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Holders of our Class A shares may face significant restrictions on the resale of the Class A shares due to state “Blue Sky” laws or rules restricting participation by foreign citizens.

Each state has its own securities laws, often called “blue sky” laws, which limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker, if any, must be registered in that state. We do not know whether our Class A shares will be registered or exempt from registration under the laws of any state. We believe that isolated transactions effected between users of the Masterworks Secondary Market, which do not involve the Company, are deemed to be exempt transactions in many States, but participants on the Secondary Market will need to ensure that their activities comply with the laws of their respective States. If our Class A shares are quoted on an alternative trading system, a determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our Class A shares. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Class A shares.

In addition, many trading platforms do not permit non-U.S. citizens or residents to transact on their platforms due primarily to complications associated with obtaining reasonable assurances as to the identity of such individuals and compliance with anti-money laundering, tax and securities laws that would be applicable to such transactions. Masterworks does not currently permit non-U.S. citizens to use the Masterworks Secondary Market. Accordingly, you should consider the resale market for our Class A shares to be limited, as you may be unable to resell your Class A shares without the significant expense of state registration or qualification, or at all.

There is a risk the Offering will not close.

There are numerous possible scenarios pursuant to which the offering may be abandoned prior to the initial closing, including a material adverse change or event in the capital markets or art markets, which could make it impracticable to consummate the Offering. The emergence of material litigation regarding the Company and/or involving Masterworks, material physical damage to the Painting prior to the initial closing, the Painting failing its physical inspection, the outbreak of war or hostilities, or Masterworks or Underwriters’ determination that the Offering should be delayed, suspended, or abandoned, due to these or other unforeseeable events.

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Sales of Class A shares by Masterworks or its affiliates could make it more difficult for you to sell your Class A shares and could adversely affect the price of the Class A shares on the Secondary Market.

Class A shares offered in this Offering may be acquired by Masterworks or one or more entities controlled by Masterworks. In addition, Masterworks owns 1,000 Class B shares, representing a 20% “profits interest” in our fully diluted equity that will be convertible into Class A shares. In addition, Masterworks will earn Class A shares pursuant to the administrative services agreement, which are subject to vesting provisions. Masterworks affiliates will have no restrictions on shares acquired in this Offering or on any Class A shares received upon conversion of its Class B shares after the one-year anniversary of the Offering and no restrictions on the disposition of Class A shares earned pursuant to the administrative services agreement once they vest, other than restrictions in our operating agreement and those imposed by applicable securities laws. These shares held by our affiliates can be resold in one or more transactions that are exempt from the registration requirements of the Securities Act, including in a secondary offering pursuant to Regulation A following the one-year anniversary of the qualification of the Offering Statement for this Offering. Any offering of these shares by Masterworks or its affiliates may make it more difficult to sell your Class A shares and could adversely affect the price at which you can sell your Class A shares on the Secondary Market.

A Concentration of ownership of the Class A shares may reduce liquidity or adversely affect the price of the Class A shares on the Secondary Market or any other trading venue on which the Class A shares may be traded.

Our operating agreement contains a 19.99% beneficial ownership limit, but we can waive such limit in our discretion on a case-by-case basis. In making a determination to waive the ownership limit we would consider the actual percentage interest that such person seeks to acquire, with a bias toward waiving the limit for smaller increments above 19.99%, such person’s ability to exercise control over the Company, the likelihood that such person would seek to acquire the Painting or influence the sale price of the Painting, and other factors we deem relevant. As a result of any such waiver one or more Class A shareholders may beneficially own a large percentage of the outstanding Class A shares. Masterworks has formed an entity that may invest in this Offering and other similar offerings conducted through the Masterworks Platform and we would likely waive the ownership limit for such entity if it chose to invest in this Offering above 19.9%, but not above 49.9%. A concentration of ownership in one or a small group of shareholders may diminish liquidity on the Secondary Market, particularly if any such shareholder is deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act, which would include any affiliate of Masterworks and would make it more difficult for such shareholder to sell its shares pursuant to applicable Federal securities laws. Conversely, concentrated ownership could also create an “overhang” risk, which is a risk that such shareholder or shareholders seek to liquidate their positions in a short time frame, which could significantly increase the supply of Class A shares available for sale without a corresponding increase in demand, thereby driving the trading price of the Class A shares downward.

Our multi-class capital structure presents additional risks for investors in this Offering.

In addition to the Class A shares offered by this Offering Circular, our operating agreement provides for Class B ordinary shares and a single Class C share. The Class B shares have the right to 20% of the profits upon a sale of the Painting and can be converted into Class A shares pursuant to a formula in our operating Agreement. The Class C share can be issued or transferred to an affiliate of Masterworks, referred to herein as a “Masterworks Investor,” and would provide such Masterworks Investor with the exclusive right to remove, replace or reconstitute our Board of Managers without “cause” for any reason. There could be conflicts of interest between our Company and a Masterworks Investor and the ability of a Masterworks Investor to replace our Board increases the risk that those conflicts of interest, if they arise, would not be resolved in the best interests of the Company or our Class A shareholders. We and Masterworks intend to take reasonable steps to address potential conflicts in connection with an eventual sale of the Painting, including by forming a special committee comprised solely of Managers that are independent of management and Masterworks to approve any such sale, but there can be no assurance that these steps will adequately protect the interests of Class A shareholders. In addition, our capital structure is significantly different than the vast majority of companies whose securities are listed on national securities exchanges and would potentially violate the listing and governance standards of national securities exchanges, potentially making our Class A shares ineligible for listing on any such exchange, though no such listing is contemplated.

If we face litigation related to the Offering, we may elect to auction the Painting and the proceeds of any sale at such auction may be insufficient to provide an adequate remedy. Further, if investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Class A shares have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act, including Regulation A promulgated thereunder. We represent that this offering circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this Offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Class A shares or find an exemption under the securities laws of each state in which we offer the Class A shares, each investor may have the right to rescind his, her or its purchase of the Class A shares and to receive back from us his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we may elect to sell the Painting and there can be no assurance that the proceeds of any such sale would be an adequate remedy for our investors and we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

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If we face litigation, unless such litigation is proven to involve fraud or intentional misconduct on the part of the Administrator or our other affiliates, we may seek to sell the Painting and the Administrator will be entitled to recoup its expenses in connection with defending and or settling such litigation.

Our operating agreement indemnifies the Board of Managers and the administrative services agreement indemnifies the Administrator in all instances not involving fraud or intentional misconduct. In addition, while the Administrator is responsible for all ordinary and necessary expenses incurred in connection with maintaining the Painting and administering our Company, there is an exception for costs incurred in connection with litigation. Accordingly, if there is any litigation involving our Company which does not involve fraud or intentional misconduct, the costs relating to such litigation will be deducted from the funds to be disbursed to holders of Class A shares upon our sale of the Painting and subsequent dissolution.

Because we do not have an audit committee, holders of our Class A shares will have to rely on our Board of Managers and the Independent Manager to perform these functions.

We do not have an audit committee. The Board of Managers, made up of Nigel Glenday, Joshua B. Goldstein and Eli D. Broverman will perform the duties normally performed by an audit committee for an entity such as ours. One of the members of the Board of Managers, Eli D. Broverman, serves as the Independent Manager on the Board of Managers. The Independent Manager serves to protect the interests of the holders of the Class A shares and is tasked with reviewing and approving all related party transactions between us and our affiliates and address all conflicts of interest that may arise between us and the holders of the Class A shares and our affiliates. If the Independent Manager resigns from such position on the Board of Managers at any time, the remaining members of the Board of Managers shall appoint a replacement that meets the standards of an independent director pursuant to the standards set forth on NASDAQ pursuant to NASDAQ Marketplace Rule 4200(a)(15).

Purchasers in this Offering and in the aftermarket will experience dilution in the book value of their investment over time.

The initial offering price per Class A share will be approximately $1.98 above the pro forma net tangible book value per Class A share immediately following this Offering as a result of the true-up amount payable to Masterworks. The Administrator will earn an administrative services fee in the form of Class A shares. These fees will, when issued, effectively further reduce the tangible book value per Class A share over time. Additionally, if the value of the Class A shares increases over time, the number of Class A shares to be issued upon conversion of the Class B shares will also increase over time resulting in additional dilution to holders of our Class A shares.

Risks of investing using a credit card.

We may accept credit cards for subscriptions, provided that any such credit card subscription shall not exceed the lesser of $30,000 or the amount permitted by applicable law, per subscriber. An investment in the Class A shares is a long-term and highly illiquid investment. Payment by credit card may be appropriate for some investors as a temporary funding convenience, but should not be used as a long term means to finance an investment in the Class A shares. Investors contemplating using their credit card to invest are urged to review the SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which is available at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination. Credit card investment will result in incurrence of third-party fees and charges (often ranging from 1.5% - 3.0%), interest obligations which will lower your expected investment returns, and could exceed your actual returns. In addition, if you cannot meet your minimum payment obligation, you may damage your credit profile which would make it more difficult and more expensive to borrow in the future.

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Provisions of our Certificate of Formation and our Operating Agreement may delay or prevent a take-over which may not be in the best interests of holders our Class A shares.

Provisions of our Certificate of Formation and the operating agreement may be deemed to have anti-takeover effects, which include, among others, the Board of Managers having sole and exclusive control of the operations of us with the exclusion of the holders of the Class A shares being able to vote upon certain limited circumstances, and may delay, defer or prevent a takeover attempt.

We do not intend to pay distributions in the foreseeable future and may only make a distribution to the holders of our Class A shares if the Painting can be sold at a profit to the price we paid and after the costs and expenses associated with the sale there are sufficient funds to effect a distribution upon the liquidation of the Company.

We do not maintain any cash balances and do not intend to pay any distributions in the foreseeable future and may only make a distribution to the holders of our Class A shares if the Painting can be sold at a profit to the price paid by us and other costs and expenses associated with the sale there are sufficient funds to effect a distribution upon our liquidation. Investors should be prepared to never receive a distribution in connection with their ownership of the Class A shares.

The tax treatment of an investment in the Company is uncertain and subject to change.

We currently expect to be taxed as a partnership, which means we do not expect to pay entity-level Federal income taxes and any income or loss arising from a sale of the Painting by Masterworks Cayman would be allocated to our shareholders and result in ordinary dividend income for our shareholders. In the event our Board of Managers determines that there is a material risk that our partnership status may not be respected by the IRS due to the potential existence of secondary market liquidity for the Class A shares or for other reasons, our Board of Managers may restructure our operations to avoid or minimize entity-level Federal income taxes. Any such restructuring could, among other consequences, cause any gain resulting from a sale of the Painting being taxed at higher rates applicable to capital gains on collectibles. Shareholders are urged to consult their advisors with respect to the tax consequences of an investment in the Company in light of their particular circumstances. In addition, the Board of Managers has sole discretion to change the tax election such that the Company would be taxed as a corporation for U.S. Federal income purposes, which would mean that the Company would be required to pay entity level U.S. Federal income taxes on gains, if any, from the sale of the Painting. Any such change could adversely impact the net amount of funds you receive, after taxes, from a sale of the Painting.

Tax risk to investors seeking to invest using their individual retirement accounts, including traditional and self-directed IRAs and 401(k)s.

Section 408(m) of the Internal Revenue Code of the United States treats the acquisition of any collectible, including any work of art, as a distribution from the retirement account. Distributions are taxable to the holder of the account and may be subject to early withdrawal penalties of 10% of such amount if the investor is not at least 59-1/2 years of age. The Internal Revenue Service could take the position that an investment in the Class A shares is tantamount to the acquisition of artwork and therefore should be treated as a taxable distribution. We urge those investors seeking to use their individual retirement accounts to invest in Class A shares to consult with a competent professional tax professional prior to making an investment decision.

By purchasing shares in this Offering, you are bound by the provisions contained in our subscription agreement which provide for mandatory arbitration and a waiver of rights to a jury trial which limits your ability to bring class action lawsuits, seek remedies on a class basis or have a jury decide the factual merits of your claim.

By purchasing shares in this Offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising out of the subscription agreement, the shares, the Masterworks Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing. In addition, by signing the subscription agreement, you waive your rights to a jury trial in any such dispute. Please note that neither the mandatory arbitration provision nor the waiver of your rights to a jury trial apply to claims made under the federal securities laws or any dispute you may have with the Underwriters. If you have a dispute with the Underwriters or representative of the Underwriters, you will have the right, but not the obligation to settle that dispute through the arbitration rules of FINRA Dispute Resolution, Inc., including through voluntary mediation or arbitration. Arbitration awards are generally final and binding. A party’s ability to have a court reverse or modify an arbitration award is very limited. Purchasers of shares in a secondary transaction would also be subject to the same arbitration provisions and jury waiver that are currently in our subscription agreement. Such arbitration provision limits the ability of investors to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provision. If invoked, the arbitration is required to be conducted in New York, NY in accordance with New York law. The subscription agreement allows for either the Company or an investor to elect to enter into binding arbitration in the event of any covered claim in which the Company and the investor are adverse parties. While not mandatory, in the event that the Company were to invoke the arbitration clause, the rights of the adverse shareholder to seek redress in court would be severely limited. These restrictions on the ability to bring a class action lawsuit and the waiver of a jury trial may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company, except in the case of claims made under the federal securities laws.

The outbreak of the coronavirus may cause an overall decline in the economy as a whole and may materially harm our Company.

If the outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may cause an overall decline in the economy as a whole. The actual effects of the spread of coronavirus are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues may cause an overall decline in the global economy as a whole and therefore may materially harm our Company.

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DILUTION

As of the date of this filing, 100% of the membership interests of the Company are held by Masterworks.

Investors in this Offering will suffer immediate dilution in the net tangible book value per share $1.98 as a result of the true-up to be paid to Masterworks as part of our cost of acquiring the Painting. Fees payable to Masterworks in the form of Class A shares will also result in dilution in the net tangible book value per share of the Class A shares. We estimate that the net tangible book value per share upon the final closing of the Offering after giving effect to the intended use of proceeds from the Offering will be $18.02.

The Class B shares may also have a dilutive effect following the final closing of the Offering. The formula for the conversion of the Class B shares into the Class A shares is as follows:

Class A shares issuable upon conversion	=	(A) Value Increase, multiplied by
(B) Conversion Percentage, multiplied by
(C) 20%, divided by
(D) Class A share Value.

Definitions for conversion calculation:

“Value Increase”	the aggregate value of Shares outstanding at such time, minus the product of (i) the number of Class A shares outstanding at such time and (ii) $20.00, if such difference is positive.

“Conversion Percentage”	means, (A) the number of Class B shares being converted, divided by (B) the number of Class B shares outstanding.

“Class A share Value”	means, as of the close of business on the day preceding the conversion date, the volume weighted average trading price (“VWAP”) of the Class A shares on all trading platforms or trading systems on which the Class A shares are being traded over the forty-five (45) trading days then ended, provided, that if the total aggregate trading volume over such 45-trading-day period is less than 5% of the public float, such period shall be extended to the ninety (90) trading days then ended, provided, further, if the total aggregate trading volume over such 90-trading-day period is less than 5% of the public float, the holder of the Class B shares shall request that the Administrator obtain an appraisal of the Class A share Value from one or more independent nationally-recognized third party appraisal companies and such appraisal shall constitute the Class A share Value.*

* The hypothetical Class A share values represent the assumed VWAP, or in the absence of a trading market, the appraised fair value of the Class A shares, which, in either case, is assumed to be the amount that a Class A share would receive upon liquidation of the Company (i.e. the appraised value of the Painting divided by the fully diluted number of Class A shares outstanding). For all purposes of determining the number of Class A shares issuable upon conversion of Class B shares, a bulletin board platform, such as the Masterworks Secondary Market, which does not display firm quotes, shall not constitute a “trading platform” or “trading system.”

Examples of conversion calculation

The following table illustrates the number and percentage of Class A shares (rounded to nearest whole share) that would be issued to Masterworks upon conversion of all of its Class B shares based on hypothetical changes in the trading price or value of the Class A shares:

Hypothetical Class A share Value	$20.00	$30.00	$40.00	$50.00	$60.00
No. of Class A shares Masterworks would receive upon conversion of 100% of its Class B shares	0	7,133	10,700	12,840	14,267
Percentage of total outstanding Shares Masterworks would receive upon conversion of 100% of its Class B shares	0%	7.69%	11.11%	13.04%	14.29%

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Pursuant to the foregoing formula, Class A shares will only be issuable upon a conversion of Class B shares if the value of the Class A shares is higher than $20.00 per share. Upon the final closing of this Offering, the value of the Class A shares will be $20.00 per share based on the offering price and therefore, no shares will be issuable upon a conversion of Class B shares into Class A shares at such time.

Nominal consideration was paid for the membership interests represented by Class B shares. The aggregate cash cost to Masterworks for the Class B shares will be $100.00 (representing the cash payment made in consideration of the issuance of membership interests represented by Class B shares) or less than $0.01 per share. If in the future the value of the Class A shares increases to where there is a gain in value, based on the above formula, there will be additional dilution.

For example, if the value of the Class A shares is $30 per share, based on the foregoing conversion formula, the Class B shares will be convertible into 7,133 Class A shares if Masterworks decides to convert all of the Class B shares they hold. The new investors ownership interest would be diluted as follows assuming that 85,600 Class A shares are sold in the Offering:

	Dilution Based on Hypothetical Conversion
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of February 22, 2022	0	0.0%	$0	0.0%	$0.00
Assumed issuance of Class A shares for Class B shares	7,133	7.69%	$100	0.0%	$0.01
New investors (this Offering)	85,600	92.31%	$1,712,000	100.0%	$20.00
Total	92,733	100.0%	$1,712,100	100.0%	$20.01

Further, as additional Class A shares are issued to the Administrator as payment for its administrative services, the holders of the Class A shares will suffer dilution.

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PLAN OF DISTRIBUTION

IndieBrokers, a New York limited liability company and Arete Wealth Management, LLC, a Delaware limited liability company, will co-manage the sale of the Class A shares as Underwriters pursuant to an Engagement Letter and Agreement Among Co-Managers, a form of which is attached as Exhibit 1.1 to the offering statement of which this offering circular is an integral part (as amended, the “Engagement Letter and Agreement Among Co-Managers”). Each of the Underwriters shall use its best efforts to find potential purchasers for the Class A shares offered pursuant to this offering circular and may engage other broker-dealers to do so. The Underwriters are under no obligation to take the securities and have not committed to purchase any of the Class A shares offered herein. Subscriptions will be made only through the Masterworks Platform and payment will be made directly to the Company. The Underwriters shall not directly accept subscriptions or accept payment for the Class A shares. The subscription funds paid by investors as part of the subscription process will be held in a noninterest-bearing segregated account of the Company with First Republic Bank Corporation, or a similar institution and will not be commingled with any other funds and will not be released, unless and until there is an initial closing and the date of each respective additional closing under of this Offering. Each of the Underwriters is a broker-dealer registered with the SEC and a member of the FINRA and the SIPC and is registered in each state where the Offering and sale of the Class A shares will occur. All fees and expenses of the Underwriters will be paid by Masterworks and the Company shall have no responsibility for any amounts payable to the Underwriters. Accordingly, the gross proceeds from the Offering shall be the same as the net proceeds from the Offering. This Offering will not exceed 24 months from the date of commencement in accordance with Rule 251(d)(3) of Regulation A.

Online Subscriptions and Bank Account

Our affiliate Masterworks.io, LLC and its principals own and operate the Masterworks Platform located at https://www.masterworks.io/ that allows investors to acquire interests in special purpose companies that invest in artwork. Through the Masterworks Platform, investors can, once they establish a profile, browse and screen potential artwork investments, view details of an investment and sign contractual documents online. After the qualification by the SEC of the offering statement of which this offering circular is a part, the Offering will be conducted through the Masterworks Platform, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price in the form of ACH debit, credit card, or wire transfer into a segregated non-interest bearing account held by us until the closing date of each respective closing under this Offering. The subscription funds paid by investors as part of the subscription process will be held in a noninterest-bearing segregated account of the Company with First Republic Bank Corporation or a similar institution and will not be commingled with any other funds and will not be released, unless and until there is an initial closing and the date of each respective closing under this Offering. The Underwriters will not be responsible for collecting or holding investor funds. Credit card subscription shall not exceed the lesser of $30,000 or the amount permitted by applicable law, per subscriber. Investors contemplating using their credit card to invest are urged to carefully review “Risk Factors – Risks of investing using a credit card.” Credit card investment will result in incurrence of third-party fees and charges, interest obligations which will lower your expected investment returns and could exceed your actual returns. In addition, if you cannot meet your minimum payment obligation, you may damage your credit profile which would make it more difficult and more expensive to borrow in the future. On any relevant closing date, the funds in the account will be released to us and the associated Class A shares will be issued to the investors in this Offering. If there are no closings of this Offering, the funds deposited in the segregated account will be promptly returned to subscribers, without deduction and generally without interest.

Upon each closing under the terms as set out in this offering circular, funds will be immediately transferred to us (where the funds will be available for use in the operations of the Company’s business in a manner consistent with the “Use of Proceeds” in this offering circular).

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Engagement Agreement with the Underwriters.

We and Masterworks Investor Services, LLC will enter into an engagement letter and agreement among co-managers with the Underwriters, a form of which is attached as Exhibit 1.1 to the offering statement of which this offering circular is an integral part. The term of the engagement agreement will continue for one-year, unless terminated earlier in accordance with its terms. Masterworks is responsible for the payment of all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including FINRA and blue sky filing fees; (iv) all of the legal fees related to the registration and qualification of the Class A shares under state securities laws and FINRA’s issuance of a No Objections Letter; and (v) other distribution expenses. To the extent that any of these fees and expenses are paid by the Underwriters with our approval, Masterworks will, upon request, reimburse the Underwriters for such fees and expenses. In the event the Offering does not close or the engagement letter agreement is terminated for any reason other than because of a material failure of one or both of the Underwriters to provide the services contemplated by the engagement letter agreement, Masterworks shall reimburse the Underwriters for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including legal fees. The Underwriters will be entitled to receive commissions from Masterworks in connection with this Offering which will vary depending on a variety of factors, including the total amount of capital raised by the Underwriters and other broker-dealers engaged by the Underwriters to assist in the distribution, provided that commissions payable to the Underwriters for capital raising activities in connection with this Offering shall not exceed 3.0% of the gross proceeds of the Offering, or $51,360.

In addition, the Underwriters and their respective representatives will receive additional payments in respect of various activities that are not directly attributable to this Offering or any other offering conducted through the Masterworks Platform, but are considered underwriting compensation. These payments relate to (i) a monthly retainer for administrative support services, which focus on supervision of the FINRA registered representatives and their sales practices, including compliance oversight of securities marketing material, investor screening, investor and issuer due diligence and records management, as well as legal fees incurred through the underwriting, and (ii) fixed compensation payments to representatives of each Underwriter, which include non-transaction based compensation payable to each representative in the form of salaries and other costs related to the benefits provided to them. These amounts are payable by Masterworks, which is not an issuer of securities in this Offering or any other proposed offering and such amounts are payable regardless of whether any particular offering is consummated. Accordingly, for purposes of calculating maximum underwriting compensation we have estimated the aggregate amount of such costs and expenses over a twelve (12) month period and allocated a portion of these estimated costs and expenses to the Offering based on the relative size of the Offering in proportion to the total amount of securities estimated to be offered through the Masterworks Platform during such period. As a result of such allocation, we and the Underwriters determined that 15,309 is a reasonable estimate of costs and expenses referenced in clauses (i) and (ii) above that are appropriately allocated to this Offering for purposes of determining maximum aggregate underwriting compensation. Lastly, the Underwriters are entitled to reimbursement for out-of-pocket costs of up to 0.30% of aggregate offering proceeds in connection with this Offering. Accordingly, the maximum amount of underwriting compensation for this Offering will not exceed $71,805, or approximately 4.19% of the gross offering proceeds if the maximum offering is sold. For the avoidance of doubt, the total amount of all items of compensation from any source payable to underwriters, broker dealers, or affiliates thereof will not under any circumstances exceed an amount that equals ten (10) percent of the gross proceeds of the Offering if the maximum offering is sold. All underwriting compensation will become due and payable by Masterworks upon consummation of this Offering, including the commissions and the fees and costs set forth above.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A shares is Equity Stock Transfer, LLC. The transfer agent’s address is 237 West 37th Street, Suite 602, New York, New York 10018. The transfer agent’s telephone number is 212-575-5757. We intend to avoid registration of the Class A shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and may avail ourselves of the conditional limitation on shares “held of record” contained in Rule 12g5-1(a)(7) of the Exchange Act.

Book-Entry Records of Class A shares

Ownership of the Class A shares will be represented in “book-entry” only form directly in the name of the respective owner of the Class A shares and shall be recorded by the Company and that no physical certificates shall be issued, nor received, by the Company or any other person. The Company or Masterworks shall send out email confirmations of positions and notifications of changes “from” us upon each and every event affecting any person’s ownership interest.

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Investment Amount Limitations

The maximum investment amount per investor is $100,000 (5,000 Class A shares) and the minimum investment amount per investor is $15,000 (750 Class A shares). We can waive the minimum and maximum purchase requirements by posting such change to our website or on a case-by-case basis in our sole discretion. Subscriptions, once received, are irrevocable by the investors but can be rejected by us. Further, pursuant to the terms of the Company’s Operating Agreement, an investor, other than an affiliate of Masterworks, generally cannot own, or be deemed to beneficially own, as “beneficial ownership” is determined pursuant to Section 13(d) and 13(g) of the Securities Act, more than 19.99% of the total number of Class A shares outstanding. We may waive such limit on a case-by-case basis in our sole discretion.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the Offering. The only investor in this Offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse or spousal equivalent in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse or spousal equivalent, exceeds $1,000,000 at the time you purchase Class A shares (please see below on how to calculate your net worth);

(iii)	You are a director, executive officer or general partner of the issuer or a director, executive officer, or general partner of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, or limited liability company, not formed for the specific purpose of acquiring the Class A shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an investment advisor registered pursuant to the Investment Advisers Act of 1940 or registered pursuant to the laws of a state, an investment advisor relying on the exemption of registering with the SEC under the Investment Advisers Act of 1940, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958, or a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act, or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Class A shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Class A shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ix)

You are an entity, of a type not listed in the above paragraphs (iv), (v), (vi), (vii), or (viii), not formed for the specific purpose of acquiring the Class A shares, owning investments in excess of $5,000,000;

(x)

You are a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

(xi)

You are a “family office,” as defined by the Investment Advisers Act of 1940, with assets under management in excess of $5,000,000, and is not formed for the specific purpose of acquiring the Class A shares, and your prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xii)	You are a “family client,” as defined under the Investment Advisers Act of 1940, of a family office meeting the requirements in the above paragraph (xi), and your prospective investment in the issuer is directed by such family office pursuant to the above paragraph (xi).

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Offering Period and Expiration Date

We will commence the sale of the Class A shares as of the date on which the offering statement of which this offering circular is a part is declared qualified by the SEC. The Company may close the entire Offering at one time or may have multiple closings. Throughout this Offering Circular, we have assumed multiple closings and refer to the “initial closing” as the first such closing and the “final closing” as the last such closing. The Painting is planned to be acquired by the Company on or prior to the initial closing of this Offering. Additional closings, if any, will occur on a rolling basis throughout the offering period as determined by Masterworks. The maximum Offering period is 24 months from the date of commencement in accordance with Rule 251(d)(3) of Regulation A, but we reserve the right to terminate this Offering for any reason at any time prior to the initial closing.

Masterworks Platform

We plan to use the Masterworks Platform website at https://masterworks.io/ to provide notification of this anticipated Offering. Prior to the qualification of the Offering by the SEC, we may post information about this anticipated Offering on the Masterworks Platform website, including prior auction sales of art created by the artist. This offering circular as well as amendments to this offering circular after it has been publicly filed and prior to qualification by the SEC will be furnished to prospective investors for their review via download 24 hours per day, 7 days per week on the website as well.

Procedures for Subscribing

After the qualification by the SEC of the offering statement of which this offering circular is a part, if you decide to subscribe for any Class A shares in this Offering, you should go to the Masterworks Platform website at https://masterworks.io/, and follow the links and procedures described on the website. The website will direct you to receive (upon your acknowledgement that you have had the opportunity to review this offering circular), review, execute and deliver the subscription agreement electronically. The Masterworks Platform provides a secure portal to enable you to subscribe as follows:

1.	Once an offering has been qualified by the SEC, you can initiate the subscription process by clicking a “Buy Shares” link adjacent to a reference to the particular offering.

2.

The next screen will require you to provide basic identifying information, including your name, email address, phone number, and to establish a password, after which you will be prompted to continue to the next screen.

3.	You will then be presented with a link to the final Offering Circular (and any post qualification supplements or amendments, if applicable) and basic information about the Offering, including an image of the relevant artwork, the number of Class A shares offered, the maximum aggregate offering amount and the minimum investment amount.

4.	You will be requested to confirm the number of Class A shares you wish to subscribe for and the corresponding dollar amount of your proposed subscription.

5.

After a prompt to continue, you will be requested to select a payment method, including: (i) linking a bank account to facilitate payment through the Automated Clearing House, or ACH, (ii) federal funds wire transfer, or (iii) credit card, as follows:

(a) ACH. If you choose to link your bank account, you will be requested to select your bank among a directory of banks and you will be prompted to provide your bank user name and password and to select the particular account. You may also confirm your bank account by confirming micro deposits in lieu of using your user name and password.

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(b) Wire Transfer. If you choose to pay by wire transfer, you will be provided with the issuer’s bank account number, routing number and bank address, along with a unique identifying code that will enable us to match the incoming wire transfer with your subscription.

(c) Credit Card. If you choose to pay by credit card, you will be prompted to provide your credit card information and will be presented with a screen that reflects the amount of your subscription, the amount of fees that would be charged by the credit card issuer for the transaction and the total amount payable.

6.	After selecting the method of payment, Masterworks sends you an email requesting you to click a link that verifies your email address and confirms that you created your profile with Masterworks.

7.	Assuming your email address is valid, you will be directed to review and execute a copy of the subscription agreement, which contains an active hyper-link to the operating agreement for the issuer and is self-populated with your name, address, telephone number, subscription amount and method of payment.

8.	Next, you will be requested to verify your identity and you will be presented with an active hyperlink to a Customer ID Program Notice which describes the identification information you need to provide. You will be prompted to provide us with your address, date of birth and your social security or tax identification number. You will also be asked: (i) whether you are an accredited investor (with appropriate definitions provided) and if not, you will be asked to confirm that your investment will be less than 10% of your net worth or annual gross income, (ii) whether you or anyone in your household are associated with a FINRA member, securities exchange, self-regulatory organization or the SEC and (iii) whether you or anyone in your household or immediate family is a 10% shareholder, officer, or member of the board of directors of a publicly traded company.

9.	After your identity is cleared against certain governmental terrorist watch lists and lists designed to prevent or deter money-laundering, you will be presented with a confirmation of your accepted subscription. Investors selecting ACH will receive an email that payment has been initiated and a follow-up email indicating that the payment has been received by the issuer.

10.	You will receive an email confirmation indicating the amount of your subscription, along with a fully executed copy of the subscription agreement, which will be time and date stamped, for your records.

11.	You will then be presented with a screen requesting certain tax exemption status information that will be used, along with other information previously provided, to populate a Form W-9 (Request for Taxpayer Identification Number and Certification) or W-8 (International), as applicable.

12.	Lastly, you will be directed to a “My Account” screen that summarizes the status of your subscription, order history, whether or not shares have been issued, profile information, tax documents and active hyperlinks to the subscription agreement and operating agreement.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares this offering circular qualified.

All funds received from investors in this Offering will be held in a non-interest bearing segregated bank account of the Company with First Republic Bank Corporation or a similar institution. The Underwriters will not be responsible for collecting or holding investor funds. The funds in the account will be released to us on each closing date. We intend to complete multiple closings and, until a closing date, the proceeds for the Offering will be kept in the segregated bank account. At the closing, the proceeds will be distributed to us and the associated Class A shares will be issued to the investors in this Offering. If there are no closings or if funds remain in the account upon termination of this Offering without any corresponding closing, the funds deposited in the segregated account will be promptly returned to subscribers, without deduction and generally without interest.

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You will be required to represent and warrant in your subscription agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the Class A shares does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this offering circular, you are purchasing the Class A shares for your own account and that your rights and responsibilities regarding your Class A shares will be governed by our operating agreement and Certificate of Formation, each filed as an exhibit to the offering statement of which this offering circular forms an integral part. Purchasers of our Class A shares in this Offering and subsequent purchasers will be deemed to become party to the Masterworks 102, LLC operating agreement, a form of which is filed as Exhibit 2.2 to the offering statement of which this offering circular forms an integral part.

●	Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the non-interest bearing segregated bank account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

●	Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Class A shares subscribed at the applicable closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Class A shares.

In order to purchase Class A shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

Non-U.S. investors may participate in the Offering by depositing their funds in the non-interest-bearing account. Any such funds that are received shall be held on deposit until the applicable closing under the Offering or returned if there is no closing.

Selling Restrictions

Notice to prospective investors in Canada

The Offering of the Class A shares in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the Class A shares may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Class A shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Class A shares are offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

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Any resale of the Class A shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Class A shares outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Class A shares may be made to the public in that Relevant Member State other than:

●	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

●	In any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Class A shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Class A shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This offering circular has been prepared on the basis that any offer of Class A shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Class A shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Class A shares which are the subject of the Offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. We have not authorized, nor do we authorize, the making of any offer of Class A shares in circumstances in which an obligation arises for us to publish a prospectus for such offer.

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For the purpose of the above provisions, the expression “an offer to the public” in relation to any Class A shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The Class A shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A shares or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this Offering, our Company, the Class A shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Class A shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering circular relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This Offering circular is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering circular nor taken steps to verify the information set forth herein and has no responsibility for the offering circular. The Class A shares to which this offering circular relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A shares offered should conduct their own due diligence on the Class A shares. If you do not understand the contents of this offering circular you should consult an authorized financial advisor.

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Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this Offering. This offering circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A shares must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in China

This offering circular does not constitute a public offer of the Class A shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Class A shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Class A shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Hong Kong

The Class A shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Class A shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

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Notice to Prospective Investors in Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class A shares may not be circulated or distributed, nor may the Class A shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire Class A share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A shares pursuant to an offer made under Section 275 of the SFA except:

(a) To an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) Where no consideration is or will be given for the transfer;

(c) Where the transfer is by operation of law;

(d) As specified in Section 276(7) of the SFA; or

(e) As specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Class A shares and Debentures) Regulations 2005 of Singapore.

USE OF PROCEEDS TO ISSUER

We expect to receive gross proceeds from this Offering of up to $1,712,000. Masterworks will pay all expenses of the Offering, including fees and expenses associated with qualification of the Offering under Regulation A and all fees and expenses of the Underwriters. Therefore, the gross proceeds from this Offering will equal the net proceeds from this Offering. We intend to use a portion of the proceeds from the initial closing of this Offering to, indirectly through a segregated portfolio company of Masterworks Cayman, acquire the Painting, and if and to the extent such proceeds are less than the purchase price, pursuant to an intercompany agreement, the form of which is filed as Exhibit 6.2 to the offering statement of which this offering circular forms an integral part, Masterworks will advance the segregated portfolio of Masterworks Cayman any additional funds required to consummate the acquisition. The remaining net proceeds of the Offering, together with any unsold Class A shares, if any, will be contributed to the segregated portfolio of Masterworks Cayman that will acquire the Painting and will be used to repay the Masterworks advance and pay Masterworks the true-up. Accordingly, in any circumstance in which an initial closing occurs, at the time of the final closing, 85,600 Class A shares will be issued and outstanding, the purchase price of the Painting and the true-up will be fully paid, the Company will own the Painting and the Company will have no indebtedness.

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DESCRIPTION OF BUSINESS

The discussions contained in this offering circular relating to the artist, the Painting and the art industry are taken from third-party sources that the Company believes to be reliable and the Company believes that the information from such sources contained herein regarding the artist, the Painting and the art industry is reasonable, and that the factual information therein is fair and accurate.

Overview

We were formed as a Delaware limited liability company on November 17, 2021, by Masterworks to facilitate an investment in the Painting. We are a manager-managed limited liability company managed by a Board of Managers. Upon our formation, Masterworks was issued membership interests of the Company representing 100% of our membership interests. Masterworks Gallery adopted our second amended and restated operating agreement and Masterworks currently holds 1,000 Class B shares. On or prior to the initial closing of the Offering, we will enter into the administrative services agreement with our Administrator pursuant to which the Administrator will agree to administer the Painting and our business. Our Administrator can withdraw for any reason from its position as our Administrator, provided that such withdrawal shall be effective only following a sale of the Painting.

Acting as agent for the Company, Masterworks has agreed to acquire the Painting, which measures at 84 inches by 48 inches, at Phillips auction house in New York, NY for $1,542,500 on November 17, 2021. The acquisition of the Painting by a segregated portfolio of Masterworks Cayman that is wholly-owned by the Company is planned to occur on or prior to the initial closing of this Offering.

We are offering 85,600 Class A shares in the Offering for aggregate consideration of $1,712,000 (inclusive of a true-up of approximately 11% of the cost of the Painting, or approximately 10% of the maximum aggregate offering amount). We intend to use a portion of the proceeds from the initial closing of this Offering to, indirectly through a segregated portfolio company of Masterworks Cayman, acquire the Painting, and if and to the extent such proceeds are less than the purchase price, Masterworks will advance such segregated portfolio any additional funds required to consummate the acquisition. The remaining net proceeds of the Offering, together with any unsold Class A shares, if any, will be contributed to the segregated portfolio of Masterworks Cayman that will acquire the Painting and will be used to repay the Masterworks advance and pay Masterworks the true-up. The Masterworks advance does not incur interest. Following the initial closing of the Offering, title to the Painting will be held in such segregated portfolio of Masterworks Cayman. The Painting will be the only asset of the segregated portfolio, and we will be the only shareholder of that segregated portfolio.

We do not expect to generate any material amount of revenues or cash flow unless and until the Painting is sold and no profits will be realized by investors unless the Painting is sold for more than we acquire it for, plus the true-up amount and we have sufficient funds after payment of all associated costs and fees in connection with the sale of the Painting, or the investors are able sell their Class A shares for a price higher than they purchased them for. We will be 100% reliant on the Administrator to maintain the Painting and administer our business.

Pursuant to an administrative services agreement among Masterworks and, Masterworks Cayman and us to be entered into prior to the initial closing of the Offering, Masterworks will manage all of our administrative services and will maintain the Painting. In exchange for these services and paying all ordinary and necessary operating costs and expenses, Masterworks will receive equity interests in us commencing on and after the final closing of the Offering. These equity issuances to Masterworks will, subject to vesting provisions set forth in the administrative services agreement, result in dilution of 1.5% per annum to Class A shareholders. The Administrator will also manage any extraordinary or non-routine services which may be required, from time-to-time, including, without limitation, litigation or services in connection with a sale of the Painting or any sale, merger, third-party tender offer or other similar transaction involving us. Any third-party costs incurred by the Administrator or payments made by the Administrator in connection with litigation or major transactions will be reimbursed upon the sale of the Painting or our Company, as applicable. Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, the Administrator would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time. For more information regarding the administrative services agreement, see “Related Party Transactions.” We will not conduct any business activities except for activities relating to the ownership, maintenance, promotion and the eventual sale of the Painting. Our strategy will be to display and promote the Painting in a manner designed to enhance its provenance and increase its exposure and its value.

Acquisition of the Painting

Acting as agent for the Company, Masterworks has agreed to acquire the Painting, which measures at 84 inches by 48 inches, at Phillips auction house in New York, NY for $1,542,500 on November 17, 2021. Closing of the sale is planned to occur on or before the initial closing of this Offering. We intend to use a portion of the proceeds from the initial closing of this Offering to, indirectly through a segregated portfolio company of Masterworks Cayman, acquire the Painting, and if and to the extent such proceeds are less than the purchase price, pursuant to an intercompany agreement, the form of which is filed as Exhibit 6.2 to the offering statement of which this offering circular forms an integral part, Masterworks will advance to such segregated portfolio company of Masterworks Cayman any additional funds required to consummate the acquisition. The advance and the true-up will be settled through proceeds from this Offering and, if the Offering is not fully subscribed, the remaining unsold Class A shares will be issued to Masterworks in full settlement of such obligations. Accordingly, in any circumstance in which an initial closing occurs, at the time of the final closing, 85,600 Class A shares will be issued and outstanding, the purchase price of the Painting and the true-up will be fully paid, the Company will own the Painting and the Company will have no indebtedness.

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Masterworks Experience in the Art Industry

Scott W. Lynn, the Founder of Masterworks and Chief Executive Officer of the Administrator has been an active collector of postwar and contemporary art for more than fifteen years and has built an internationally-recognized collection of Abstract Expressionism that has included works by Clyfford Still, Barnett Newman, Mark Rothko, Willem de Kooning, and more. In 2017, portions of Mr. Lynn’s collection were exhibited at the Royal Academy in London, the Denver Art Museum, and the Palm Beach Museum. At other periods in time, Mr. Lynn’s collection has been exhibited at museums such as the National Gallery, the Guggenheim (New York), and the Museum of Modern Art. Our acquisition strategy is guided by Mr. Lynn and thus far has relied heavily on various outside consultants and advisors that Mr. Lynn has worked with in his personal collecting. We have hired and continue to hire personnel with backgrounds in art investment and analysis.

Set forth below is a summary of Masterworks’ experience in the art industry. Other than the offerings described below, Masterworks has not offered any prior investment programs in which disclosed in the offering materials was a date and time period at which the investment program might be liquidated.

Completed Offerings

The first offering by a Masterworks affiliated issuer closed in September 2019 and as of the date of this Offering Circular, Masterworks affiliated issuers have completed 61 Regulation A offerings. Artists whose paintings are beneficially owned by these issuers include the following:

Adrian Ghenie	Christopher Wool	Keith Haring
Agnes Martin	George Condo	Lucio Fontana
Albert Oehlen	Gerhard Richter	Mark Bradford
Alex Katz	Günther Förg	Pierre Soulages
Andy Warhol	Günther Uecker	Sam Gilliam
Banksy	Jean-Michel Basquiat	Yayoi Kusama
Barkley Hendricks	Joan Mitchell	Zao Wou-Ki
Carmen Herrera	Jonas Wood	Chu Teh Chun
Cecily Brown	KAWS
Claude Monet	Kazuo Shiraga

Offerings in Progress

The following offerings by Masterworks affiliated issuers have been qualified by the SEC and are currently in progress, which means that they have not yet had a final closing, though certain of these offerings have been fully subscribed:

Issuer	Artist

Masterworks 045, LLC	Banksy
Masterworks 054, LLC	Mitchell
Masterworks 058, LLC	Basquiat
Masterworks 059, LLC	Haring
Masterworks 061, LLC	Uecker
Masterworks 064, LLC	Haring
Masterworks 065, LLC	Gilliam
Masterworks 067, LLC	Hockney
Masterworks 068, LLC	Wou-Ki
Masterworks 069, LLC	Oehlen
Masterworks 070, LLC	Warhol
Masterworks 072, LLC	Bradford
Masterworks 073, LLC	Kusama
Masterworks 074, LLC	Basquiat
Masterworks 075, LLC	Richter
Masterworks 076, LLC	Soulages
Masterworks 078, LLC	Warhol
Masterworks 079, LLC	Kusama
Masterworks 080, LLC	Gilliam
Masterworks 081, LLC	Soulages
Masterworks 082, LLC	Wou-Ki
Masterworks 083, LLC	Kusama
Masterworks 084, LLC	Förg
Masterworks 085, LLC	Picasso
Masterworks 086, LLC	Kusama
Masterworks 087, LLC	Haring
Masterworks 088, LLC	Richter
Masterworks 089, LLC	Frankenthaler
Masterworks 090, LLC	Wool
Masterworks 091, LLC	Wool
Masterworks 092, LLC	Banksy
Masterworks 093, LLC	Ruscha
Masterworks 094, LLC	Picasso
Masterworks 095, LLC	Shiraga
Masterworks 096, LLC	Ruscha
Masterworks 097, LLC	Kusama
Masterworks 098, LLC	Kusama
Masterworks 100, LLC	KAWS
Masterworks 101, LLC	Rothko
Masterworks 104, LLC	Kusama
Masterworks 105, LLC	Riley

In addition, other Masterworks affiliated issuers have filed offering statements which have not been qualified by the SEC. Such offering statements contain preliminary offering circulars which are incomplete, many of which do not currently identify the artist or the subject artwork.

In addition, Masterworks intends to sponsor offerings pursuant to exemptions from the registration requirements of the Securities Act, including Rule 506(c) of Regulation D or Regulation A, by affiliated entities that will invest the proceeds of such offerings in a portfolio of artwork, which may include an investment in our Class A shares.

Disposition

On November 16, 2020, Masterworks 003, LLC consummated a transaction to sell the artwork and subsequently commenced the process of winding up and dissolving in accordance with its Amended and Restated Operating Agreement, as disclosed in its Current Report on Form 1-U as filed with the SEC on November 17, 2020. On December 29, 2020, Masterworks 003, LLC filed a Current Report on Form 1-U announcing that it was dissolved as of December 28, 2020.

Except as noted above, none of the artwork held by these Masterworks affiliated entities issuers has been liquidated as of the date hereof.

About the Art Market

Primary Sources of Publicly Available Data

There are currently a limited number of sources of publicly available data on the art market. Below are leading sources often relied upon for information:

●	Art Basel, a promoter of art fairs and a subsidiary of MCH Group, an international marketing organization & UBS, an international banking organization, publish the Art Market Report, which we refer to as the Art Basel Report, annually in March. Until recently, the report was published by the same art economist in collaboration with TEFAF.

●	Deloitte Luxembourg, a division of a global financial services company & ArtTactic, an art market research and analytics company, jointly publish the Art and Finance Report biannually in November.

●	Artnet, an art market website operated by Artnet Worldwide Corporation, a wholly owned subsidiary of Artnet, AG, a German publicly traded company.

●	ArtPrice, an art market website operated by ArtMarket.com, a French publicly-traded company controlled by Groupe Serveur.

●	ArtTactic, an art market website operated by ArtTactic Limited, a London-based private art market research company.
●

Major auction houses, including Christie’s, Sotheby’s and Phillips, among others, regularly publish data pertaining to upcoming and past auctions sales, both online and in paper catalogues. Masterworks reviews and compiles such data to derive additional analysis in the form of art market indices and summarized statistics on artists’ markets.

Statistical data relating to the art market is difficult to obtain, incomplete, or inconsistent. It is a substantially unregulated industry. Accordingly, you should not place undue reliance on any data or general information related to the art market.

Summary

The global art market is comprised of a network of auction houses, dealers, galleries, advisors, agents, individual collectors, museums, public institutions, and various experts and service providers engaged in the purchase and sale of unique and collectible works of art. We estimate that the total value of artwork held by private collectors is approximately $1.7 trillion, based on data included in the Deloitte Art and Finance Report 2019. Over the past decade, total annual art sales have ranged from $50.1 billion to $68.2 billion and have grown at a 5.1% compound annual growth rate from 1995 through 2020.

In 2020, the art market experienced a significant transformation in the wake of COVID-19, a global pandemic that impacted economies across the world. After the disruption to the traditional schedule of in-person art fairs and public auctions, the art market demonstrated resilience in the global demand for auction-grade fine art. Art market participants responded by re-shuffling sales calendars, re-imagining marquee auction sales formats, extending sales outposts beyond traditional big city locations and aggressively promoting online sales.

These efforts combined to mute the overall market impact in 2020 and led to a strong rebound in activity in the second half of 2020. Following a 49% fall in sales volume in the first half of 2020 (including postponed spring sales that took place in early July), the second half rebounded strongly with total sales of $4.5 billion, a 56% increase from the first half of 2020 and a 4.5% increase from the same pre-COVID period of 2019. The first half of 2021 continued this rebound, with $5.9 billion in public auction sales (as measured by ArtTactic). The growth in online sales during the pandemic has continued, with online auction sales at $670.6 million through June 30, up from $394.7 million and $69.0 million for the comparable periods in 2020 and 2019, respectively.

While global auction sales by Christie’s, Sotheby’s and Phillips totaled $5.9 billion in the first half of 2021, a 105% increase from the comparable period in 2020, the Impressionist, Modern, Post-War and Contemporary segments of the auction market comprised nearly 65% of public auction sales for the period. In 2020, the Post-War and Contemporary segment of the art market also continued to gain market share, accounting for 55% of the value of public auction sales, up from 53% in 2019. Based on The Art Market Report 2021, published jointly by Art Basel and UBS, global art sales totaled $50.1 billion in 2020. While global art sales were down 22% in 2020 as compared to 2019, the year-over-year decline was less severe than in 2009, when, largely as a result of the financial crises, sales fell by 36% compared to 2008, and global art sales in 2020 remained well above the 2009 level of $39.5 billion.

In general, the global art market is influenced by the overall strength and stability of the global economy, geopolitical conditions, capital markets and world events, all of which may affect the willingness of potential buyers and sellers to purchase and sell art. While the global art market is large, its exact size is unknown and statistical data is inconsistent. Much of the uncertainty stems from differing estimates of the size of the private dealer and gallery market, which is based on survey data, but disparities also exist in reported auction sales.

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The high-end fine art market, generally defined as works valued in excess of $1 million, is dominated by a small group of ultra-high-net-worth private collectors and institutions, with participation narrowing works valued in excess of $10 million.

The art market is commonly classified into several major collecting categories, the definitions of which may change depending on the auction house or reporting entity, but generally, they include the following:

●	Post War and Contemporary (1),
●	Impressionist and Modern (1),
●	Chinese and Asian, and
●	Old Masters.

Notes:

(1) In 2020, Christie’s, Sotheby’s and Phillips held auction sales based on a new “20th Century and Contemporary” category designation. In general, this category combined artist formerly included in the Post-War and Contemporary category, as well as selected artists active in the 20th century from the Impressionist and Modern category.

Art Appraisals, Valuation, and Auction Estimates

The fair market value of art and other unique collectibles is generally assessed by expert appraisers using relative valuation techniques by analyzing historical comparative transactions involving similar works, characteristics of the specific work, supply and demand factors, subjective perceptions of value, among other factors. However, there is no efficient market that determines the price of an artwork and there is no standardized art valuation methodology.

There is tremendous variability in the market value of individual artwork by any given artist. These differences are influenced by the perceived quality of the work, materials, condition, color, size, subject matter, provenance and other factors.

Auction houses generally estimate the sale price of a painting prior to conducting a sale. Such sale estimates are intended to provide general guidance to potential bidders regarding the expected price outcome of the artwork, however estimates may not be “arm’s length” and are often negotiated with the selling party. Therefore, they cannot be used as unbiased guidelines in determining the value of an artwork.

Private and Gallery Sales

The private art market is made up of a network of galleries, dealers, art fairs and other intermediaries that sell artwork in privately negotiated transactions, in which transactions are generally not publicly reported. Galleries and other intermediaries that sell high end art have extensive relationships with artists, critics, collectors and others in the art market and are often driven by self-interested objectives, such as enhancing the reputation and market value of artists they represent or the market value of their inventory. Accordingly, galleries can be highly selective in determining which collectors are permitted to purchase from them, preferring those who are likely to hold works for a long period of time and enhance the provenance of a piece. Most private and gallery sales are confidential. Sellers generally determine pricing in private sales in which the dealer or gallery acts as an intermediary in negotiating a transaction with a buyer.

According to the 2020 Art Basel Report, auction sales accounted for an estimated 38% of total sales by dollar volume in 2019, as compared to approximately 43% in 2018 with the balance accounted for by the private market. Auction houses are also increasingly participating in the private market, brokering non-auction sales transactions. The relative size of the private dealer and gallery market as compared to the auction market tends to shift based on overall market sentiment, where market optimism tends to bolster auction sales.

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Auction Sales

The auction market is made of a network of global and regional auction houses that conduct regular sales of artwork and other collectibles in a public auction format, as well as provide other art-related services. In general, the auction market is more transparent and more open than the private sales market as sale prices are determined through open competition, in which any qualified individual can participate and potentially buy the offered work. Interested buyers place sequential ascending bids in a format referred to by economists as an English Auction. Works which are offered for sale by the auction house on behalf of a potential seller, also referred to as a consignor, are often referred to as lots, which may be comprised of one or more items; most artwork is sold as individual lots. Auction sales occur at a fixed time and are a matter of public record. Bidders determine the price of a piece in an auction sale, though the consignor typically sets a reserve floor price below which they would be unwilling to sell the work. A low and high estimate of the sale price is set by the auction house, with the consignor’s input, based on a variety of factors, including the prior sales history, market factors like supply considerations and the reserve price floor. If a consignor does not agree with the estimate range proposed by the auction house, they can elect not to consign the work for sale or can withdraw a consignment. Auction houses often set estimates at levels to either entice bidders to participate or potential consignors to offer their work at auction, thus estimates should not necessarily be viewed as proxies for determining market value.

The price at which an auctioneer declares an item sold at a public auction, referred to as the “hammer price,” does not reflect either the amount realized by a consignor or the price paid by a buyer. In addition to the hammer price, the successful bidder must pay the so-called “buyer’s premium,” which is effectively a commission on the sale that ranges between 14.5% and 26% of the hammer price. The economics received by a consignor in an auction can vary widely. For works of relatively low value, consignors may also be required to pay a seller’s commission to the auction house. For higher value works, consignors often pay no commissions and may be entitled to receive a portion of the buyer’s premium, if not the full amount of the purchase price.

The public nature of auction sales can pose certain risks for consignors. A work that fails to sell at auction as a result of not attracting a bid in excess of the reserve price, will often be much harder to sell in the future. The rate at which artworks fail to sell at public auction, referred to as the “buy-in rate,” is generally around 30%, according to publicly available data. The value of an artwork is highly subjective, so a failure to sell a piece at auction is damaging to the perceived value of the work, a concept referred to the art industry as “burning” the work.

In order to attract high-value consignments, an auction house may offer a guaranteed minimum price to a consignor. In exchange, the consignor agrees, if the final sale is in excess of the guaranteed amount, to pay the auction house a certain percentage of sale proceeds above the guaranteed amount. To offset the risk of a sale below the amount guaranteed to the consignor, an auction house may also secure a minimum guaranteed bid from a potential buyer, also known as a “third-party guarantee” or “irrevocable bid”. These guarantees effectively provide certainty that a successful sale will occur. The economic terms of guarantees and irrevocable bids are not typically disclosed and can vary widely based on negotiations between the relevant parties.

Auction houses publicly report total sale prices that reflect the hammer price (i.e. the price at which the auctioneer declared the winning bid), plus the buyer’s premium, but tend to exclude applicable taxes, fees and royalties, which are typically paid by the purchaser. The buyer’s premium schedule is published by the auction house and is updated or revised periodically. The buyer’s premium (inclusive of any additional “Overhead Premium,” if applicable) for the New York salesroom of each of the major auction houses as of the date of this offering circular is as follows (percentages and USD amounts relate to the hammer price):

Sotheby’s	Christie’s	Phillips

26% up to and including $400,000	25% up to and including $600,000	26% up to and including $600,000
21% from $400,001 to $4.0 million	20% from $600,001 to $6.0 million	21% from $600,001 to $6.0 million
14.9% above $4.0 million	14.5% above $6.0 million	14.5% above $6.0 million

The amount of the published sale price a consignor receives is typically reduced by all or a portion of the buyer’s premium and, in some cases for high value items, a sales commission. The percentage of the buyer’s premium received by the consignor, if any, and the amount of any sales commission payable by the consignor, if any, are negotiated between the consignor and the auction house and vary widely depending on a number of factors, including the value and importance of the specific work, whether the work is sold as an individual piece or part of a larger collection, anticipated demand levels and other factors. For high value items auction houses often waive the sales commission and rebate a portion of the buyer’s premium to the consignor, which is commonly referred to in the industry as an “enhanced hammer.”

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Auction houses do not publicly report the economic terms of transactions with consignors, so the Company cannot determine with any degree of confidence what percentage of a sale price would be received by the Company upon consummation of an auction sale. In addition, the economics receivable by a seller are less favorable if the work is subject to a pre-auction guaranty. Based on experience, we believe that it would be reasonable to expect that the net pre-tax cash proceeds receivable by the Company in an auction sale would be approximately 80% to 90% of the published sale price, however, the net result could fall outside of this range. The existence of any such guarantee arrangement would provide greater certainty of success at auction, but could reduce the sales proceeds received by the Company.

About Art as an Investment

Fine art, in the form of paintings, sculpture, drawings and all manner of unique collectibles, has been collected for centuries. Founded in 1744, Sotheby’s had been the oldest listed Company on the New York Stock Exchange until it was taken private in October 2019. While art collectors can enjoy the aesthetic and societal benefits of art ownership and patronage, works of art can equally be valuable assets that deliver financial, as well as emotional rewards to their owners. Art has often acted as a store of wealth, with price appreciation in excess of U.S. consumer price inflation over the long term. Many of those who collect art therefore do so with an eye upon its investment potential as well as its aesthetic appeal. Put simply, art can be considered an investable asset class.

In general, art as an investment bears the following characteristics:

●	Demand for artwork generally coincides with wealth creation among the global ultra-high-net-worth community.

●	Supply of artwork, particularly at the high-end of the market, is relatively fixed or otherwise scarce.

●	Art is an internationally marketable good that can be transacted in any locale or currency.

●	Art is a tangible, mobile store of value without a currency-specific denomination nor tied to a financial cash-flow.

Historical Art Price Indices

The historical performance of prices in the art market can be estimated using different techniques and is generally derived from publicly available auction sales results. General statistical summaries of past prices, such as historical average or median prices, can provide a broad sense of price direction across the art market or for a specific artist. However, given that the supply of art transacted in any given period is not homogenous, changes in average or median prices from period-to-period may not be reflective of changes in the underlying value of the artwork, but may reflect varying quality or other characteristics that were present in the artwork sold.

Art market indices provide an alternative means to gauge market performance. A number of techniques have been developed in this regard. A repeat-sales-based index follows a methodology similar to that used to estimate home price appreciation, most notably through the S&P CoreLogic Case-Shiller Index. The best-known repeat-sales index for the art market is the Sotheby’s Mei Moses, which was originally developed in 2002 by New York University Stern School of Business Professors Jianping Mei, PhD and Michael Moses, PhD, and was later acquired by Sotheby’s in 2016. The Sotheby’s Mei Moses indices control for differing levels of quality, size, color, maker, and aesthetics of a work of art by analyzing repeat sales. Another methodology is the hedonic price index, which estimates the historical progression of prices based on analysis of all available transactions and controlling for certain “hedonic” characteristics, such as artist name, dimension, medium, art category, among others. The use of these techniques, among others, provides insight into the behavior of art as an investment.

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Observations on the Historical Progression of Art Prices

The following are general observations based on a repeat-sales index of historical art market returns computed based on a value weighted-basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks:

●	The Post-War & Contemporary Art category showed price appreciation at an estimated annualized rate of 13.6% from the year ended December 31, 1995 to June 30, 2021, versus 9.5% for the S&P 500 Index (includes dividends reinvested) for the same period.

●	Correlation factor of (.10) between Post-War & Contemporary Art and the S&P 500 Index based on annual price performance from the year ended December 31, 1995 to June 30, 2021.

●	Resilience of art market transaction volume through periods of financial stress (e.g., 2001-2, 2008-9, 2020).

●	We believe these above characteristics present the investment case for art as a possible risk diversifier.

The Artist

The discussions contained in this offering circular relating to the artist, the Painting and the art industry are taken from third-party sources that the Company believes to be reliable and the Company believes that the information from such sources contained herein regarding the artist, the Painting and the art industry is reasonable, and that the factual information therein is fair and accurate.

Brooklyn-based artist Brian Donnelly, better known by the pseudonym KAWS, was born in 1974 in Jersey City, New Jersey. In elementary school, he became interested in graffiti and took to copying imagery on paper, soon adopting the name ‘KAWS’ as his moniker. In the early 1990s, Donnelly moved to New York City and developed his now iconic Graffiti style. Around this time. artist Barry McGee gave KAWS a key that allowed him to unlock the advertising display boards on the city’s phone booths and bus shelters. KAWS would modify these stolen advertisements, replacing the faces of fashion models with his signature characters, and return them days later. This takeover of the city’s advertising infrastructure brought him fame beyond the countercultural world of graffiti. KAWS received a BFA from the School of Visual Arts (SVA), and after his graduation in 1996, began work as a freelance artist for Disney, where he created animated background imagery for film and television. In the late 1990s, Donnelly began producing limited-edition cast vinyl toys based on his oeuvre of created characters. In 2001, the artist’s first solo exhibition was held at Parco Gallery in Tokyo. One of the early iterations of Donnelly’s recurring motifs is the Companion, which was first produced in 1999 as a limited edition of 1,500 toys in collaboration with Japanese streetwear brand Bounty Hunter. Described as an altered version of the iconic Mickey Mouse character, Companions feature skull and crossbones heads with characteristic X-form eyes, a carry over from his early graffiti days vandalizing Calvin Klein ads in NYC. Companions and subsequent other toy-versions of the artist’s characters have amassed international popularity and collaborations with other artists and brands, including Medicom Toy, A Bathing Ape, Supreme, Nike and Comme des Garçons followed.

KAWS follows a tradition inherited from the first generation of New York street artists, whose inimitable style helped them transition from street art to auction mainstays and household names: Jean-Michel Basquiat and Keith Haring. In the last three years, the art market has caught up with pop culture and demand for KAWS’ work has grown on a global scale. From 2008 to 2019, the artist was represented by Perrotin gallery, who mounted nine solo exhibitions across their international locations. The artist has also been the subject of several international shows, including a 2003 exhibition titled “OriginalFake,” which took place at the BAPE Gallery in Tokyo, “KAWS: DOWN TIME” at the High Museum of Art in Atlanta, GA and the 2020 collaboration with Acute Art titled “EXPANDED HOLIDAY,” a two week long exhibition which originally took place simultaneously in twelve major cities across the world. A retrospective of the artist’s work was mounted at the National Gallery of Victoria in Melbourne Australia in 2019 through 2020 and in 2021 the Brooklyn Museum opened “KAWS: WHAT PARTY,” a comprehensive survey show, featuring over 100 works and several new pieces. As of February 22, 2022, the top auction records for KAWS are led by “The Kaws Album” (2005), which sold for $14,772,676 at Sotheby’s Hong Kong on April 1, 2019, followed by “Untitled (Kimpsons)” (2004), which sold for $7,378,854 at Sotheby’s Hong Kong on October 6, 2019, and “The Walk Home” (2012), which sold for $5,955,000 at Sotheby’s Hong Kong on May 16, 2019.

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The Painting

Acting as agent for the Company, Masterworks has agreed to acquire the Painting, which measures at 84 inches by 48 inches, at Phillips auction house in New York, NY for $1,542,500 on November 17, 2021.

●	The Painting is an example of the artist’s interest in the appropriation of popular culture, which started in the 1990s, when he began to reimagine iconic animated characters, such as The Smurfs, The Simpsons, Sesame Street, Mickey Mouse and SpongeBob SquarePants, which is the subject of the Painting.
●	Typical of the artist’s other nostalgic and recognizable subjects, SpongeBob is removed from his original context and altered with KAWS’ signature X-form eyes.
●	While the forms and colors are immediately recognizable, KAWS employs dramatic cropping on a monumental scale, isolating SpongeBob’s well known visage into a seemingly deconstructed, graphic abstraction.
●	Recontextualizing and reconfiguring various cartoon characters complicates a definitive interpretation and compels the viewer to construct their own meanings. In the catalogue for KAWS’ 2011 exhibition at the The Aldrich Contemporary Art Museum in Ridgefield, CT, curator Mónica Ramírez-Montagut explains: “with KAWS’ intervention, the meaning becomes somewhat subverted...we feel empowered to ponder their characters’ meaning and have an opinion. Thus it is up to us to decide whether these are homages or criticisms.”
●	The Painting was included in the aforementioned 2011 exhibition, which was the first solo museum exhibition of the artist’s work.
●	Paintings by KAWS that feature appropriated cartoon imagery are some of the most commercially desirable works by the artist. As of February 22, 2022, KAWS’ top two auction records feature well known characters from The Simpsons, while his third most expensive painting, “The Walk Home” (2012), depicts SpongeBob SquarePants and sold for $5,955,000 on May 16, 2019 at Phillips, New York. The record for a cropped work featuring SpongeBob is held by “GRRR!” (2008), which sold on November 14, 2019 at Phillips, New York for $2,180,000.
●	The Painting’s nostalgic subject matter, rendered in his characteristic style on a large scale, make it a commercial and desirable work by KAWS.

Highlights

●	Brian Donnelly, also known as KAWS, has become a global phenomenon for his appropriation of pop culture iconography.
●	Attractive historical price appreciation for similar works to the Painting: 52.1% CAGR implied from selected sales occurring from July 2, 2014 to November 14, 2019.(1)
●	Moderate auction track-record with 12 years of transaction history and a moderate level of auction volume based on $26.9 million in total sales over the year ending on December 31, 2020.(2)

Notes:

1.	Implied annualized price appreciation based on 7 sales of works by KAWS that are similar to the Painting and based on publicly available auction records.
2.	Based on publicly available auction records as tracked by third-party data sources.

Provenance

Honor Fraser Gallery, Los Angeles

Private Collection

Phillips, New York, 17 November 2021, Lot 23

Acquired from the above by Masterworks

Exhibited

Ridgefield, CT, The Aldrich Contemporary Art Museum, “KAWS,” June 27, 2010 - January 2, 2011

History of Selected Similar Sales

The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by KAWS with the following criteria: acrylic paintings on canvas, 50 inches or larger in at least one dimension featuring cropped depictions of SpongeBob SquarePants executed in the character’s established color palette. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 52.1% CAGR implied from selected sales occurring from July 2, 2014 to November 14, 2019.

Notes

1.	Prices are shown with auction house buyer’s premium, but exclude any sales taxes, VAT, artist resale right fee or other charges assessed by the auction house.

While the data above reflects historical price appreciation in the value of selected works by KAWS, investors in this offering will only receive net proceeds from the sale of the Painting, if any, after the sale of the Painting and only after reduction of fees and expenses payable by the company are paid. In addition, the past performance of KAWS paintings is not necessarily indicative of future performance. Accordingly, investors should not place undue reliance on the historical trends reflected in this data.

INDICES ARE UNMANAGED. AN INVESTOR CANNOT INVEST DIRECTLY IN AN INDEX. INDICES ARE USED FOR COMPARATIVE MODELLING PURPOSES ONLY. THE TIMING OF TRANSACTIONS RELATING TO AN ASSET OR PORTFOLIO, ADVISORY, AND TRANSACTION FEES, AND OTHER MANAGEMENT ACTIVITIES CAN CREATE SIGNIFICANT DIFFERENCES BETWEEN THE PERFORMANCE OF AN INDEX AND AN INVESTMENT SEEKING SIMILAR OR SUPERIOR RELATIVE PERFORMANCE RESULTS.

The above disclosures in this section represent auction sales only and do not purport to include data regarding the total number of KAWS paintings currently in existence. The Company has been unable to find a reliable source of information regarding the total number of KAWS paintings currently in existence and therefore is unable to provide such information at this time.

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Administrative Services

There are various services required to administer our business and maintain the Painting. Pursuant to an administrative services agreement that will be entered into prior to the initial closing between us, Masterworks Cayman and the Administrator, the Administrator will manage all administrative services relating to our business and the Painting. The Administrator will receive aggregate fees and expense reimbursement for administrative services in the form of Class A shares at a rate of 1.5% of the total Class A shares outstanding or for which subscriptions have been received, after giving effect to such issuance, per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. The administrative services fee may commence before the final closing date in the limited circumstances described above because occasionally Masterworks issuers experience delays in receipt of investor subscription funds which delays the final closing, however, the provision of administrative services commences when the Painting is acquired by the Company which occurs on the date of the initial closing. These Class A shares will be subject to vesting provisions set forth in the administrative services agreement. Subject to those vesting provisions, these equity issuances to Masterworks will result in dilution to Class A shareholders. The share issuance in respect of fees and routine reimbursements to Masterworks will be made on a quarterly basis in arrears.

Any extraordinary costs or non-routine services, if any, will be managed and paid for by the Administrator, but such extraordinary costs will be reimbursed upon the sale of the Painting or a sale of our Company, as applicable. Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, the Administrator would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

Ordinary and necessary entity-level administrative and maintenance costs include:

●	Costs associated with SEC filings and compliance with applicable laws;
●	Transfer agent fees, if any;
●	Other fees associated with the Offering; and
●	Accounting.

Ordinary and necessary Painting-level administrative and maintenance costs include:

●	Storage costs;
●	Insurance costs;
●	Display or gallery costs; and
●	Crating and shipping costs related to traveling exhibitions;

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Extraordinary or non-routine costs for which the Administrator shall be entitled to seek reimbursement from us, as applicable, include:

●	Payments associated with litigation, judicial proceedings or arbitration (regardless of whether or not the Company is a named defendant or party to such litigation), including, without limitation, attorneys’ fees, settlements or judgments;
●	Costs associated with any material transactions, such as any third-party costs and expenses incurred in connection with any merger, third-party tender offer or other similar transaction;
●	Costs and taxes, if any, associated with selling the Painting; and
●	Conservation, restoration, reframing and other expenditures that increase the value of the Painting.

Sale of the Painting without a third-party intermediary:

●

Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, the Administrator would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

Our agreements with our affiliated entities raise various conflicts of interests in which the best interest of our Administrator and our affiliates may differ from the best interest of holders of the Class A shares.

Conflicts of Interest include but are not limited to the following:

●	Masterworks may at some point in the future seek to register to become a broker-dealer and a member of FINRA to enable it to earn transactional fees for trading the Class A shares or it may seek to earn administrative or other fees associated with making a trading market available. The operation of a trading market in the Class A shares by Masterworks or the receipt of trading or administrative fees would create conflicts of interest. If such activities generate profits, our affiliates will be incentivized not to sell the Painting and liquidate us, even in situations in which a sale of the Painting is in the best interest of holders of the Class A shares. Masterworks does not earn any fees from operation of the Secondary Market.

●	In exchange for administrative and custodial services and paying all ordinary and necessary operating costs and expenses, Masterworks will receive equity interests in us. These equity issuances to Masterworks will, subject to vesting provisions set forth in the administrative services agreement, result in dilution of 1.5% per annum to Class A shareholders. These dilutive issuances shall commence following the final closing of the Offering.

●	Neither the Board of Managers, the Administrator, or its members, will be required to manage or administer our operations, as applicable, as their sole and exclusive function and they will have other business interests and will engage in other activities in addition to those relating to us. We depend on the Administrator to successfully operate us. Their other business interests and activities could divert time and attention from operating our business.

●	Our operating agreement contains provisions that limit remedies available to our investors against the Board of Managers, and the administrative services agreement contains certain provisions that limit the remedies available to our investors against the Administrator and its affiliates and us for actions that might otherwise constitute a breach of duty. Our operating agreement contains provisions limiting the liability of the Board of Managers and the administrative services agreement contains certain provisions limiting the liability of the Administrator and its affiliates which also reduces remedies available to investors for certain acts by such person or entity.

●

Scott Lynn, the Chief Executive Officer of Masterworks.io, is an art collector and is able to control the activities of all of the Masterworks entities. Mr. Lynn is also the Chief Executive Officer of our Administrator. Mr. Lynn could have conflicts between business with his personal art collection and business with the Masterworks entities.

●

Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, it would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

●	Therefore, the interests of the Administrator and the other affiliates may differ significantly from those of investors in the Offering and subsequent holders of the Class A shares. As a result, we cannot assure investors that we will execute a discretionary sale of the Painting at a time that is in the best interests of holders of the Class A shares.

Selling the Painting

Our intention is to own the Painting for an indefinite period, although we may elect to hold the Painting for a longer period or sell the Painting at any time due to certain circumstances. We, in our sole and absolute discretion, will have the ability, to sell the Painting at any time and in any manner.

The Administrator will continuously offer the Painting for sale and if any person offers to purchase the Painting at any point in time, the Board of Managers will determine whether, and the terms upon which, the Painting will be sold.

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The Company will own the Painting for an indefinite period and may sell the Painting at any time following the final closing of the Offering. There is no guaranty that any such sale of the Painting will be successful, or if successful, that the net proceeds realized by shareholders from such transaction will be reflective of the estimated fair market value of the shares at such time. Masterworks will be entitled to reimbursement for costs and expenses associated with any such transaction and may earn fees from such transactions to the extent permitted by applicable laws, rules and regulations, and there can be no assurance that there will be any remaining net proceeds to be distributed after payment of such costs and expenses.

Following a sale of the Painting, Masterworks will be reimbursed for any expenses for which it is responsible, including applicable sales commissions, income taxes, if any, and other transactional, extraordinary and non-routine expenses and other expenditures to enhance the value of the Painting. Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, Masterworks would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time. Following the payment of all of such expenses and fees, we will distribute the remaining proceeds, if any, in accordance with our operating agreement. Following such distribution, we will be liquidated. However, there can be no assurance as to the timing of a liquidating distribution or that we will pay a liquidating distribution at all.

Competition

At the time we attempt to sell the Painting, we may face substantial competition from other entities and individuals who are selling or seeking to sell similar artwork. These other parties may be better funded and may be able to sell their artworks at a lower price than us. Further, we will face significant risks from other competitive factors, such as the available supply of similar artworks for sale.

Government Regulation

Art Market Regulation

Art as tangible personal property is subject to regulation under different city, state and federal statutory schemes. Generally, domestic art transactions that are conducted within the United States are subject to state Uniform Commercial Code statutes, which govern the sale of goods. Some states have additionally enacted art specific legislation, such as New York’s Arts and Cultural Affairs Law and California’s Resale Royalty Act. In addition, federal statutes such as the Holocaust Expropriated Art Recovery Act and the National Stolen Property Act can apply to title disputes in the art market context. International art transactions involving the import and export of art into and out of the United States will subject us to the rules and regulations established by the United States Customs and Border Protection. Further, we and Masterworks will be subject to the requirements of the federal Cultural Property Implementation Act which is the United States’ accession legislation for the 1970 United Nations Educational, Scientific, and Cultural Organization (UNESCO) Convention which protects countries’ cultural property, including artwork. New York City, as a major art auction center, has enacted legislation governing the activities of auctioneers in the New York City Administrative Code and Masterworks may be subject to these regulations through its transactions and financing arrangements with auctioneers.

Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Patriot Act) is intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. The Patriot Act, to which we are subject, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act required us to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers. The Patriot Act also requires federal banking regulators to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve a proposed bank acquisition.

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ORGANIZATION

We were formed as a Delaware limited liability company on November 17, 2021 by Masterworks in order to facilitate an investment in the Painting. We are a manager-managed limited liability company managed by a Board of Managers. The Class A shares to be sold in this Offering when issued, together will represent 80% of interests in us and have very limited approval and voting rights in connection with the sale of the Painting as further described in this offering circular and voting on certain amendments to our operating agreement, administrative services agreement and other certain rights pursuant to our operating agreement.

The Board of Managers will have sole voting power over all matters, including: mergers, consolidations, acquisitions, winding up and dissolution; except, the Board of Managers will not have the authority without first obtaining the prior approval or consent of holders of a majority of the voting shares, to amend, waive or fail to comply with any material provision of our operating agreement that adversely and disproportionately affects the Class A shareholders, except as provided therein.

EMPLOYEES

As of February 22, 2022, we had no full-time employees and no part-time employees. All of our day-to-day operations are administered by our Administrator.

LEGAL PROCEEDINGS

There are no legal proceedings currently pending against us which would have a material effect on our business, financial position or results of operations and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened. It is possible that we will find ourselves involved in litigation, in which case we will be wholly reliant on the Administrator to address such litigation as necessary. If the Administrator settles a case or receives and adverse judgment, the Administrator would then be reimbursed upon a sale of the Painting pursuant to the terms of the administrative services agreement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were formed as a Delaware limited liability company on November 17, 2021 by Masterworks to facilitate investment in the Painting. We have not conducted any operations prior to the date of this offering circular and will not conduct any business activities except for activities relating to the ownership, maintenance, promotion and the eventual sale of the Painting. We have not yet commenced operations and have no (or nominal) assets or liabilities at this time. Accordingly, we have not presented financial statements in this offering circular, though we have described below certain critical accounting policies that we intend to adopt following our acquisition of the Painting. We plan to engage an auditor to audit our financial statements after the qualification of this Offering by the SEC. Following this Tier II Regulation A offering, we will include audited financial statements in our annual reports with the SEC on Form 1-K containing our financial statements for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the Company.

Our strategy will be to display and promote the Painting in a manner designed to enhance its provenance and increase its exposure and its value. We are not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations or the liquidity or capital resources of the Administrator.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with generally accepted accounting principles will be based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our post-Offering financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our financial statements.

Investment in Artwork

Investment in artwork will consist of the Painting. Upon acquisition, the Painting will be recorded at the original cost basis. The Painting will be held in a segregated portfolio of Masterworks Cayman. In accordance with ASC 810-10, the Company intends to consolidate the Masterworks Cayman segregated portfolio it owns as if it were a separate legal entity and not consolidate any other segregated portfolio of Masterworks Cayman.

Artwork is determined to have an indefinite life. The Company will review the artwork for impairment in accordance with the requirements of ASC 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360”). Those requirements will require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company will:

●	Consider whether indicators of impairment are present; Indicators or triggers of impairment management considers are: deteriorating physical condition of the artwork, trends in the art market, reputation of the artist, recent sales of other paintings by the artist and other events, circumstances or conditions that indicate impairment might exist;
●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Painting, to its carrying value; and
●	If the amount realizable upon sale of the Painting is deemed to be less than its carrying value, we would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Painting and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the financial statements.

Use of Estimates

In preparing our financial statements, management will be required to make estimates and assumptions that affect the reported amounts, particularly with respect to investments, at the date of the financial statements. Actual amounts may differ materially from these estimates.

True-up

The true-up payable to Masterworks will be recorded as an expense, which will reduce members’ equity.

Contingencies

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy.

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Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit. See “Material U.S. Federal Tax Considerations”. The Administrator will have the authority to act on our behalf with respect to tax audits and certain other tax matters and to make such elections under the Internal Revenue Code and other relevant tax laws as the Administrator deems necessary or appropriate.

Liquidity and Capital Resources of the Administrator

Masterworks will pay all costs associated with the development and operation of the Masterworks Platform, costs associated with the acquisition of the Painting and all costs of our organization and this Offering. Masterworks will also be responsible for all ordinary and necessary costs for ongoing administrative expenses relating to our Company, Masterworks Cayman and the Painting. In exchange for administrative and custodial services and paying all ordinary and necessary operating costs and expenses, Masterworks will receive equity interests in us. These equity issuances to Masterworks will, subject to vesting provisions set forth in the administrative services agreement, result in dilution of 1.5% per annum to Class A shareholders. These dilutive issuances will begin following the final closing of this Offering or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. We do not anticipate that we will maintain any material liquid assets and, accordingly, we will rely upon the Administrator to pay for the maintenance of the Painting and the administration of our business in accordance with the administrative services agreement.

The administrator has covenanted to provide us with selected unaudited balance sheet information on a semi-annual basis and we expect to include such information in reports we file with the SEC following the completion of this Offering. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2021 and 2020, respectively:

	June 30,
	2021	2020
Assets
Current assets	$2,644,807	$673,802
Property and equipment, net	194,188	199,240
Deposits	59,090	72,090
Other assets	810,684	48,760
Total assets	$3,708,769	$993,892

Liabilities
Current liabilities	$1,441,321	$323,974
Total liabilities	$1,441,321	$323,974

Member’s Equity
Total member’s equity	$2,267,448	$669,918

As of the final closing the Company will have no liabilities, commitments or obligations, other than obligations pursuant to the administrative services agreement as of such dates. We and the Administrator believe that revenues and expense reimbursements from the Company pursuant to the administrative services agreement, together with contributions from Masterworks derived from equity contributions from members, earnings generated primarily from sourcing artwork and cash on hand, will be sufficient for the Administrator to perform its obligations under the administrative services agreement for at least the first five-years following the Offering. We do not believe we will need to raise any additional funds through the issuance and sale of securities in the foreseeable future and are not permitted to do so under our operating agreement without first obtaining the prior approval of the Class A shareholders. The Administrator’s source of financing is equity contributions from Masterworks.io, LLC. Masterworks.io, LLC was funded from its inception in 2017 through October 2021 through borrowings from Scott W. Lynn, the Founder of Masterworks. These borrowings were repaid in October 2021 and Masterworks is currently funded through equity contributions of approximately $110 million from private investors and cash flow from operations. The Administrator will earn fees in the form of additional Class A shares issued by us and other similar issuer entities, which it may periodically sell to obtain additional liquidity, though such Class A shares are subject to vesting requirements. The direct incremental costs incurred by the Administrator to satisfy its obligations under the administrative services agreement are expected to be less than its revenues, though such revenues may be insufficient to cover the Administrator’s overhead. In addition, the Administrator has covenanted in the administrative services agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the administrative services agreement to fund the Company’s operations until the sale of the Painting.

The Administrator expects to conduct other business activities, including the administration of other entities similar to the Company and expects that, with scale, the Administrator’s revenues will exceed its costs. Further, as noted in the foregoing, the Administrator intends to engage in other business activities, including performing services similar to those to be provided to the Company to other companies, and the Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Painting for an indefinite period, although the Painting will be perpetually available for sale following the Offering and we will evaluate any reasonable third party offers to acquire the Painting.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations until we sell the Painting which is contained in the administrative services agreement.

Commitments from Affiliates to Fund Class A shares, Offering Costs and Expenses

The costs associated with this Offering shall be paid by the Administrator rather than from the net proceeds of the Offering. None of these fees, costs or expenses, including those payable to the Underwriters will be reimbursable by the Company to Administrator, although Masterworks will receive an upfront payment, or “true-up” which is intended to be reasonable compensation for Masterworks’ services, capital commitment and outlay in sourcing and acquiring the Painting.

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MANAGEMENT

Our Administrator

Our day to day operations are managed by the Administrator. The Administrator performs its duties and responsibilities pursuant to our operating agreement and administrative services agreement. Masterworks appointed the Administrator and the Board of Managers can only terminate the administrative services agreement with the prior written consent of Masterworks Gallery, LLC. The Administrator and its affiliates have the exclusive right and power to manage and operate our Company, subject to the powers of our Board of Managers and other than limited voting rights reserved under our operating agreement for the holders of the Class A shares.

As of the date of this filing, 100% of the membership interests of the Company are held by Masterworks. Our second amended and restated operating agreement created three classes of membership interests of the Company in the form of Class A shares which are offered hereby and Class B shares which are owned by Masterworks, as well as the Class C share.

Summary of Administrative Services Agreement

We plan to enter into an administrative services agreement with the Administrator and Masterworks Cayman, prior to the initial closing of this Offering. The following summarizes some of the key provisions of the administrative services agreement. This summary is qualified in its entirety by the administrative services agreement itself, which is included as Exhibit 6.1 to the offering statement of which this offering circular forms an integral part.

Services to be Provided

Pursuant to the administrative services agreement, the Administrator agreed to provide the Company and Masterworks Cayman, itself directly or through its affiliates, with Painting-level services and provide entity-level services on the terms and conditions set forth in the administrative services agreement.

The services to be provided by the Administrator under the administrative services agreement include the following:

(i)	Painting-level services with respect to the Painting, including:

(A)	Custodial and storage services for the Painting;
(B)	Maintaining asset-level insurance requirements for the Painting;
(C)	Managing transport for the Painting in the ordinary course of business, including the display and exhibition thereof;
(D)	Research services;
(E)	Appraisal and valuation services; and
(F)	Other services deemed necessary or appropriate by the Administrator at its discretion to maintain the Painting.

(ii)	Entity-level services, including:

(A)	Oversight and management of banking activities;
(B)	Management of preparation and filing of SEC and other corporate filings;
(C)	Financial, accounting and bookkeeping services, including retention of an auditor for the Company;
(D)	Record keeping, shareholder registrar, investor relations and regulatory compliance;
(E)	Providing listing services, subject to the approval of the members of our Company as may be required by law;
(F)	Tax reporting services;
(G)	Bill payment;
(H)	Selecting and negotiating insurance coverage for our Company, including operational errors and omissions coverage and members of the Board of Managers’ and officers’ coverage;
(I)	Maintain our stock ledger and coordinating activities of our transfer agent, if any, escrow agent, if any, and related parties; and
(J)	Software services.

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(iii)	Non-routine services with respect to the Painting, including:

(A)	Legal and professional transactional services;
(B)	Negotiation of terms of potential sales and the execution thereof;
(C)	Obtaining appraisals and statements of condition in connection with a sale transaction relating to the Painting;
(D)	Other transaction-related services and expenditures relating to the Painting;
(E)	Administrative services in connection with liquidation or winding up of our Company;
(F)	Managing litigation;
(G)	Conservation, restoration (as deemed necessary by the Administrator), reframing and other expenditures that increase the value of the Painting; and
(H)	Other non-routine or extraordinary services.

Third Parties and Exclusivity

Pursuant to the administrative services agreement the Administrator may to the extent it determines that it would be advisable, arrange for and coordinate the services of other professionals, experts and consultants to provide any or all of the services under the administrative services agreement in which case, the costs and expenses of such third parties for providing such services shall be borne by the Administrator with it being understood that the Administrator shall not charge any fees in addition thereto with respect to such outsourced services.

The obligations of the Administrator to us are not exclusive. The Administrator may, in its discretion, render the same or similar services as rendered to us to any person or persons whose business may be in direct or indirect competition with us.

Rights of the Administrator

Pursuant to the administrative services agreement, the Administrator and its affiliates shall have the right to engage in the following activities, and will be responsible for all incremental costs associated with such activities (including taxes):

(a)	Rights to commercialize the Painting for the duration of the operations of our Company;
(b)	Display rights; and
(c)	The right to lend the Painting to museums, galleries, private entities or individuals, and the like; and
(d)	The right to lease the Painting to companies, private entities and individuals.

For such rights, the Administrator will pay us a royalty of $10.00 per annum. The Administrator will display or exhibit the Painting if and when the Administrator reasonably believes that such display or exhibition would increase the exposure, profile and appeal of the Painting. In the event that any revenues are generated from such activities, the Administrator may choose to retain all or a portion of such revenues.

Compensation of the Administrator and Reimbursement

The Administrator will receive fees and expense reimbursement for its services from the Company in the form of Class A shares at a rate of 1.5% of the total Class A shares outstanding or for which subscriptions have been received, after giving effect to such issuance, per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. These Class A shares will be subject to vesting provisions set forth in the administrative services agreement. Subject to such vesting provisions, these equity issuances to Masterworks will result in dilution to Class A shareholders of 1.5% per annum. Any extraordinary or non-routine services, if any, will be managed and paid for by the Administrator, but such extraordinary costs will be reimbursed upon the sale of the Painting or a sale of our Company, as applicable.

Sale of the Painting without a third-party intermediary:

Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, the Administrator would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

Ordinary and necessary administrative and maintenance costs and expenses include:

●	Storage costs;
●	Insurance costs;
●	Display or gallery costs;
●	Crating and shipping costs related to traveling exhibitions;

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●	Costs associated with SEC filings and compliance with applicable laws;
●	Transfer agent fees;
●	Other fees associated with the Offering; and
●	Accounting.

Extraordinary or non-routine costs for which the Administrator shall be entitled to seek reimbursement include:

●	Payments associated with litigation, judicial proceedings or arbitration (regardless of whether the Company is named as a defendant or party), including, without limitation, attorneys’ fees, settlements or judgments;
●	Costs associated with any material transactions, such as any third-party costs and expenses incurred in connection with any merger, third-party tender offer or other similar transaction;
●	Costs and taxes, if any, associated with selling the Painting; and
●	Conservation, restoration, reframing and other expenditures that increase the value of the Painting.

Provision of Financial Information

The Administrator will report to the Company on a semi-annual basis its current and total assets, current and total liabilities, and total equity and the Company intends to include such amounts in its SEC reports.

Termination

The term of the administrative services agreement will terminate upon the first to occur of (i) the dissolution of our Company; or (ii) our termination of the administrative services agreement on the terms set forth in the agreement.

Under the administrative services agreement, we may terminate the agreement at any time upon a vote of our members pursuant to our operating agreement following any of the following:

(i) The commission by the Administrator or any of its executive officers of fraud, gross negligence or willful misconduct;

(ii) The conviction of the Administrator of a felony;

(iii) A material breach by the Administrator of the terms of the administrative services agreement which breach is not cured within 30 days after receipt by the Administrator of a notice of such breach from any member of our Company (provided that if such breach is not capable of cure within 30 days, and the Administrator is diligently taking steps to cure the breach, then no such event shall be deemed to have occurred unless and until the Administrator fails to cure such breach within 60 days after receiving notice thereof);

(iv) A material violation by the Administrator or any of its executive officers of any applicable law that has a material adverse effect on our business; or

(v) The bankruptcy or insolvency of the Administrator.

On the date of termination, or if we do not have the available funds on such date, then as soon as practicable after we do have the available funds, we will pay any accrued but unpaid costs subject to reimbursement owed to the Administrator through to such date. Any termination of the administrative services agreement will require the prior written consent of Masterworks Gallery, LLC.

Indemnification

Under the administrative services agreement we agreed to indemnify, hold harmless, protect and defend the Administrator, its affiliates, any officer, member of the Board of Managers, employee or any direct or indirect partner, member or shareholder of the Administrator, any person who serves at the request of the Administrator on behalf of us (referred to herein as the “Indemnified Persons”) against any losses, claims, damages or liabilities, including legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing the Indemnified Persons’ rights to indemnification under the administrative services agreement. The indemnification under the administrative services agreement shall not apply to any actions, suits or proceedings in which one or more officers, member of the Board of Managers, partners, members or employees of the Administrator are making claims against the Administrator or one or more other officers, member of the Board of Managers, partners, members or employees of the Administrator.

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Amendment of Administrative Services Agreement

Amendments to the administrative services agreement may be proposed only by or with the consent of the Administrator and may be approved by the Board of Managers, provided that any amendment that would be adverse or detrimental to the interests of members of the Company must be approved by holders of a majority of voting shares.

Prohibited transactions under our operating agreement

The Board of Managers will have sole voting power over all matters, including: mergers, consolidations, acquisitions, winding up and dissolution; except, the Board of Managers shall not have the authority to amend, waive or fail to comply with any material provision of our operating agreement that disproportionately and adversely affects the Class A shareholders, except as provided therein, without the prior written consent of the holders of a majority of the voting shares.

Sale of Painting

The Company will own the Painting for an indefinite period and may sell the Painting at any time following the final closing of the Offering. The Painting is effectively perpetually available for sale following the final closing of the Offering and we intend to promote the Painting in ways we believe will enhance its visibility, value and exposure to the market. There is no guaranty that any such sale of the Painting will be successful, or if successful, that the net proceeds realized by shareholders from such transaction will be reflective of the estimated fair market value of the shares at such time. Masterworks will be entitled to reimbursement for costs and expenses associated with any such transaction and may earn fees from such transactions to the extent permitted by applicable laws, rules and regulations, and there can be no assurance that there will be any remaining net proceeds to be distributed after payment of such costs and expenses.

Following a sale of the Painting, the Company will pay or reimburse Masterworks for any expenses for which it is responsible, including applicable third-party sales commissions, income taxes, if any, and other transactional, extraordinary and non-routine expenses and other expenditures to enhance the value of the Painting. Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, it would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time. Following the payment of all of such taxes, expenses and fees, we will distribute the remaining proceeds to our shareholders in accordance with our operating agreement. There can be no assurance as to the timing of a liquidating distribution or that we will pay a liquidating distribution at all.

Executive Officers and Members of the Board of Managers of the Company

As of the date of this offering circular, the following sets forth the executive officers and members of the Board of Managers of the Company and their positions and offices are as follows:

Name	Age	Position

Nigel S. Glenday	39	Chief Executive Officer, Chief Financial Officer; Member of the Board of Managers

Joshua B. Goldstein	54	General Counsel and Secretary; Member of the Board of Managers

Eli D. Broverman	42	Member of the Board of Managers; Independent Manager

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Nigel S. Glenday. Mr. Glenday has served as Chief Executive Officer since November 17, 2021 and as Chief Financial Officer and member of the Board of Managers of the Company since November 17, 2021 and has served as Chief Financial Officer of our affiliate Masterworks.io, LLC since April 2019 and Chief Executive Officer of Masterworks Investor Services, LLC since August 2021. From March 2015 through April 2019, Mr. Glenday was a Managing Director for Athena Art Finance Corp., a leading independent art-secured finance company. From July 2012 to March 2015, Mr. Glenday was a Vice President at StormHarbour Securities, LLP, a global markets and financial advisory firm. From 2009 to 2012, Mr. Glenday was an Associate at Morgan Stanley in the Financial Institutions Group, Investment Banking Division, and from 2005 through 2009, Mr. Glenday was an Analyst and Associate Director in the Financial Institutions Group at UBS Investment Bank. Mr. Glenday holds a B.A. in Economics and History from the University of Virginia, where he graduated as a member of Phi Beta Kappa Honor Society.

Joshua B. Goldstein. Mr. Goldstein has served as a Board Member, the General Counsel and Secretary of the Company since November 17, 2021 and has served in such capacities with our affiliate Masterworks.io, LLC since February 1, 2018. From September 2016 through December 2017, Mr. Goldstein was a shareholder in the Denver office of Greenspoon Marder, P.A. From April 2015 through August 2016, Mr. Goldstein was self-employed as a corporate attorney. From September 2012 through March 2015, Mr. Goldstein was Executive Vice President, Chief General Counsel and Corporate Secretary of Intrawest Resorts Holdings, Inc., a NYSE-listed resort and adventure company. Prior to joining Intrawest, Mr. Goldstein was a Counsel in the New York office of Skadden, Arps, Slate, Meagher & Flom, LLP from June 2007 to August 2012 and he was an Associate at Skadden from September 1996 until August 2005, where he concentrated on corporate finance, corporate securities and mergers and acquisitions. Mr. Goldstein was also previously a Partner in the New York office of Torys, LLP. Mr. Goldstein holds a B.A. in business administration from the University of Wisconsin-Madison and a J.D. from Fordham University School of Law and is a Certified Public Accountant (inactive).

Eli D. Broverman. Mr. Broverman has served as a Board Member and the Independent Manager of the Company since November 17, 2021 and has served as member of the Board of Managers of Masterworks.io, LLC since April 29, 2020. Mr. Broverman co-founded Betterment in 2007 and served as its President and COO from 2007 to 2017. An expert in securities and financial institutions law, Mr. Broverman has designed a wide range of structuring and compliance initiatives for broker-dealers and investment advisors. From 2005 to 2007, Mr. Broverman practiced law at the international law firm Proskauer Rose LLP, where he advised Fortune 500 companies and their senior management on securities, tax, and compensation matters. Mr. Broverman serves as an adviser and or Board Member of several privately held financial technology companies, including Betterment, Carver Edison, Covered by Sage, Bloom Credit, and Good Money.

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The foregoing individuals have also served in the capacity as executive officers and members of the board of managers of our affiliated entities of Masterworks.

Key Employee of Masterworks

Scott W. Lynn. Mr. Lynn, who is the Founder of Masterworks, has served as the Chief Executive Officer of our affiliate Masterworks.io, LLC since February 1, 2018, and as the Chief Executive Officer of the Administrator since November 28, 2018. Mr. Lynn has been an active collector of contemporary art for more than fifteen years and has built an internationally-recognized collection of Abstract Expressionism that has included works by Clyfford Still, Barnett Newman, Mark Rothko, Willem de Kooning, and more. In 2017, portions of Mr. Lynn’s collection were exhibited at the Royal Academy in London, the Denver Art Museum, the Palm Beach Museum. Mr. Lynn is an Internet entrepreneur and has founded, acquired, or acted as a majority-investor in over a dozen advertising technology, content, and fintech companies. In addition to Masterworks, during the past five years Mr. Lynn has served as Founder, controlling shareholder and a board member of v2 ventures (which is a holding company he controls that owns Adparlor, Inc., Giant Media, Inc., Reachmobi, Inc., Amply, Inc. and Sellozo, Inc.) and Payability, LLC (which he founded and is majority-owner). Mr. Lynn also serves as a board member of the Brooklyn Rail (a non-profit publication in the art industry) and the International Foundation for Art Research (a non-profit; publisher of the IFAR journal, which topically focuses on art authenticity and stolen art research, as well as additional research projects related to artwork authenticity).

Limited Liability and Indemnification of the Board of Managers, the Administrator and Others

Our operating agreement limits the liability of the Board of Managers, any members of our Company, any person who is an officer of our Company and any person who serves at the request of the Board of Managers on behalf of us as an officer, member of the Board of Managers, partner, member, stockholder or employee of such person and the administrative services agreement limits the liability of the Administrator and its affiliates. None of the foregoing persons shall be liable to us or the Administrator or any other of our members for any action taken or omitted to be taken by it or by other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from any of the foregoing person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of our operating agreement or conduct that is subject of a criminal proceeding (where such person has reasonable cause to believe that such conduct was unlawful). With the prior consent of the Board of Managers, any of the foregoing persons may consult with legal counsel and accountants with respect to our affairs (including interpretations of the Masterworks 102, LLC operating agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether any of the foregoing persons acted with the requisite degree of care, such person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of members of the Board of Managers, officers, employees, consultants, attorneys, accountants and professional advisors of our Company selected with reasonable care; provided, that no such person may rely upon such statements if it believed that such statements were materially false. The foregoing limitations on liability reduce the remedies available to the holders of the Class A shares for actions taken which may negatively affect us.

Insofar as the foregoing provisions permit indemnification of members of the Board of Managers, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term, Withdrawal and Removal of Members of the Board of Managers

Our operating agreement provides that each member of our Board of Managers will serve as our Manager, for an indefinite term, but a Manager may be removed or replaced for any reason by a majority of the Board of Managers for any reason, or may choose to withdraw as a Manager or by the holder of the Class C share, if any.

Our members may only remove a member of the Board of Managers for “Cause,” following the affirmative vote of two-thirds (2/3) of the issued and outstanding voting shares. The term “Cause” is defined as:

●	The commission by a member of the Board of Managers of fraud, gross negligence or willful misconduct;
●	The conviction of a member of the Board of Managers of a felony;
●	A material violation by a member of the Board of Managers of any applicable law that has a material adverse effect on our business; or
●	The bankruptcy or insolvency of a member of the Board of Managers.

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Masterworks Shares

As of the date of this filing, 100% of the membership interests of the Company are held by Masterworks in the Form of Class B shares. Our amended restated operating agreement created three classes of membership interests of the Company in the form of Class A shares and Class B shares, as well as the Class C share. Class B shares, which are owned by Masterworks, represent a 20% “profits interest” in our fully diluted equity. The Class B shares will entitle Masterworks to 20% of the profit on sale of the Painting or the ability to convert such shares into Class A shares with a value at the time of conversion equal to 20% of the increase in value of our issued and outstanding shares. Masterworks cannot transfer any Class A shares issuable to Masterworks pursuant to the administrative services agreement prior to the applicable vesting date. Class A shares issued to Masterworks prior to the three-year anniversary of the final closing of this Offering shall vest on the three-year anniversary of the final closing of this Offering, as may be extended or shortened in accordance with the administrative services agreement. In the event vesting occurs prior to a sale of the Painting, a new vesting period shall apply to all shares issued to Masterworks from and after such vesting date until the three-year anniversary of such vesting date and all of such Class A shares will vest on such three-year anniversary of the prior vesting date, unless such vesting period is extended or shortened in accordance with the administrative services agreement. Masterworks has also agreed to lock-up provisions in our operating agreement that will prohibit it from selling any Class B shares prior to the one-year anniversary of the Offering. Masterworks will have no restrictions on the disposition of any of its Class B shares after the one-year anniversary of the Offering and no restrictions on the disposition of its Class A shares once they vest, other than restrictions in our operating agreement and restrictions imposed by applicable securities laws. The Class C share represents a special class of membership interests, which has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor.

Masterworks Platform

Overview

We will conduct this Offering on the Masterworks Platform, which will host this Offering in connection with the distribution of the Class A shares offered pursuant to this offering circular. The Masterworks Platform is owned Masterworks.io, and is operated by the principals of Masterworks (including Masterworks Administrative Services, LLC). Through the Masterworks Platform, investors can:

●	Browse and screen potential investments,
●	Provide us with information, including information required to determine whether they are qualified to invest in an offering, and sufficient to satisfy our compliance obligations under applicable laws,
●	Obtain information about offerings, including current and future SEC filings; and
●	Indicate interest in participating in offerings and, with respect to offerings that have been qualified by the SEC, sign legal documents electronically.

We intend to distribute the Class A shares exclusively through the Masterworks Platform. We will not pay Masterworks, the owner of the Masterworks Platform, any sales commissions or other remuneration for hosting this Offering on the Masterworks Platform. Neither Masterworks.io, LLC nor any other affiliated entity involved in the offer and sale of the Class A shares is currently a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Class A shares.

Secondary Market

Masterworks operates a bulletin board as part of the Masterworks Platform, referred to as the Masterworks “Secondary Market”. The Secondary Market is intended to facilitate secondary sales of Class A ordinary shares of Masterworks issuers, including the Company. Masterworks intends to make the Secondary Market available for transactions in the Company’s shares commencing on or after the three-month anniversary of the final closing of this Offering. The Secondary Market enables a holder of Class A shares to post an offer to sell those shares that is visible to other users of the Masterworks Secondary Market and provides a mechanism for potential buyers and sellers to communicate, negotiate and transact directly with one another. The Secondary Market does not match buy and sell orders or offers and does not enable the posting of “firm quotes”.

Masterworks will directly notify owners of the Class A shares when they are available for posting on the Secondary Market and will file a notification of such availability on Form 1-U at such time. For so long as the Company exists and its shares are available for posting on the Secondary Market, the Company will continue to file reports under Rule 257 of Regulation A. Masterworks will maintain records of all offers entered into the Secondary Market and transactions executed through the Secondary Market and will make those records available to the SEC upon reasonable request. Masterworks and its affiliates do not and will not: (i) charge or collect any fees or otherwise receive any compensation in connection with the operation or use of the Secondary Market; (ii) hold investor funds; (iii) use the Secondary Market, directly or indirectly, to offer or buy or sell Class A shares, except in compliance with applicable securities laws, including any applicable registration requirements (absent an available exemption therefrom); (iv) be involved in any purchase or sale negotiations arising from the Secondary Market; (v) provide information regarding the advisability of buying or selling Class A shares; or (vi) receive, transfer, or hold funds or securities as an incident of operating the Secondary Market, though transfers will be recorded by the Company, which acts as registrar. In addition, Masterworks will not characterize itself or the Secondary Market as being a “broker,” a “dealer,” or an “exchange.”

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The screens and hard copy by which the Secondary Market is provided to participants includes a discussion of risk factors relating to an investment in Masterworks issuer securities, active hyper-links to all SEC filings of issuers whose shares are available on the Secondary Market and the following additional information:

●	The shares that are available for secondary sale transactions on the Secondary Market are not listed on any national securities exchange;

●	Masterworks is not a registered national securities exchange, securities information processor, broker, dealer or investment adviser;

●	The information on the Secondary Market does not consist of firm quotes, but rather is merely a list of shares which shareholders have indicated a desire to sell, the proposed price at which they would sell such shares and a mechanism for potential buyers to communicate with these potential sellers. Masterworks does not assure any participant that any particular transaction will occur. All transactions between participants must be executed by the participants independent of Masterworks or the issuer or any of their respective affiliates;

●	All applicable state and federal securities laws (including the anti-fraud and anti-manipulation provisions) apply to any offer made or transaction consummated using the bulletin board.

●	The name, address and telephone number of the issuer’s transfer agent;

●	Any person that is a broker-dealer, an associated person of a broker-dealer, or who has a state securities license is responsible for identifying that fact to Masterworks prior to participating on the Secondary Market; and

●	The registration requirements of the federal securities laws apply to all offers and sales through the Secondary Market, absent an available exception or exemption.

The Secondary Market is currently only available for use by United States citizens with a United States bank account who are not “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended. Class A shares held by affiliates of the Company are “control” securities under U.S. federal securities laws and are subject to restrictions on transfer. If you hold more than 10% of the Company’s Class A shares, you may be deemed an affiliate of the Company and may be unable to participate on the Secondary Market or otherwise freely transfer your shares. The Company or its transfer agent require you to provide a legal opinion and or other information to determine your affiliate status.

Masterworks intends to refine and improve the Secondary Market’s functionality over time. There can be no assurance that the Secondary Market will provide an effective means of selling your Class A shares. In light of a variety of factors, including, without limitation, the relatively small market capitalization of the Company and the limited number of users participating on the Secondary Market, we do not expect the Secondary Market will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the Secondary Market should not be construed as being representative of the fair value of the Company’s Class A shares or of the painting owned by the Company.

License Agreement

We will enter into a license agreement with Masterworks, effective upon the commencement of this Offering, pursuant to which Masterworks will grant us a non-exclusive, royalty free license to use the name “Masterworks”. Other than with respect to this license, we will have no legal right to use the “Masterworks” name. In the event that the Administrator ceases to administer our operations, we would be required to change our name to eliminate the use of “Masterworks”.

Involvement in Certain Legal Proceedings

No executive officer, member of the Board of Managers, or significant employee or control person of our Company or the Administrator has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

MANAGEMENT COMPENSATION

The Administrator, and its affiliates will receive certain fees and expense reimbursements for services relating to this Offering and the acquisition, maintenance and sale of the Painting. The items of compensation are summarized below. Neither the Administrator nor their affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Class A shares. In addition, Masterworks owns 1,000 Class B shares, representing a 20% “profits interest” in our fully diluted equity following the final closing of this Offering.

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The following table sets forth the form of compensation and the recipient of such compensation together with the determination of the amount and the estimated amount.

Form of Compensation and Expense Reimbursement	Determination of Amount	Estimated Amount
True-up Payment	Masterworks intends to charge a true-up payment for all art-related issuers which is intended to be reasonable compensation for Masterworks’ capital commitment and outlay.	$169,500.

Administrative Services and Expense Reimbursement Fee	In respect of ordinary administration of our Company and the Painting, we will issue Class A shares to the Administrator.

1.5% of the total Class A shares outstanding or for which subscriptions have been received, after giving effect to such issuance, per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. These Class A shares will be subject to vesting provisions set forth in the administrative services agreement.

Profits Interest	Masterworks owns 1,000 Class B shares, representing a 20% “profits interest” in our fully diluted equity following the final closing of this Offering.	These amounts, if any, cannot presently be determined.

Reimbursement for Extraordinary and Non-Routine Costs	Extraordinary or non-routine costs, payments and expenses, if any, relating to our Company or the Painting, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed upon the sale of the Painting or a sale of our Company, as applicable.	These amounts, if any, cannot presently be determined.

Disposition of the Painting without a third-party intermediary

Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, it would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

These amounts, if any, cannot presently be determined.

Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us. Each of our executive officers receive compensation for his or her services, including services performed for us, from Masterworks. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Administrator, we do not intend to pay any compensation directly to these individuals.

Compensation of the Board of Managers

Members of the Board of Managers who are also officers of Masterworks and the Company receive no compensation in respect of their service on the Board of Managers. The Independent Manager receives compensation from Masterworks for serving in such capacity on multiple issuer entities. Although we will indirectly bear some of the costs of the compensation paid to the Independent Manager, through fees we pay to the Administrator, we do not intend to pay any compensation directly to this individual.

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SECURITY OWNERSHIP OF
MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information about the current beneficial ownership of the Company at February 22, 2022, and the estimated beneficial ownership of the Class A shares at after the Offering for:

●	Each person known to us to be the beneficial owner of more than 10% of the Class A shares entitled to vote;

●	Each named executive officer;

●	Each member of the Board of Managers; and

●	All of the executive officers and members of the Board of Managers as a group.

As of the date of this filing, 100% of the membership interests of the Company are held by Masterworks in the form of 1,000 Class B shares.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of our Company, 225 Liberty Street, 29th Floor, New York, New York 10281. We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Class B shares that they beneficially own, subject to applicable community property laws.

We have presented the beneficial ownership of the Class A shares based on the assumption that all 85,600 Class A shares offered in this Offering will be sold. A member that beneficially owns 5% or more of the Class A shares (excluding shares beneficially owned by Masterworks) may irrevocably limit or eliminate its voting rights by providing an irrevocable certification to the Company in substantially the form of Exhibit B to the operating agreement. In subsequent reports we file pursuant to Regulation A that require beneficial ownership information, we will disclose the number and percentage of Class A shares that are eligible to vote as well as the number and percentage of Class A shares that are not eligible to vote as of such filing date. In addition, any member that irrevocably eliminates its voting rights or limits its voting rights to not more than 10% of the total voting power of the Class A shares, shall not be named or have its address or ownership reported in the beneficial ownership table included in the Company’s future SEC reports, unless such person is otherwise deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act.

In computing the number of Class A shares beneficially owned by a person and the percentage ownership of that person after this Offering, we deemed outstanding Class A shares subject to any securities held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of February 22, 2022, into Class A shares. In computing the number of Class A shares owned after this Offering, we have assumed that the Class A share value at such time would be $30.00. Please see the Hypothetical Class A share value chart below which sets for the number of Class A shares issuable upon conversion of the Class B shares based on various hypothetical values of the Class A shares for additional information.

	Membership Interests Beneficially Owned Prior to this Offering		Class A shares Beneficially Owned After this Offering(5)
Name of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Board of Managers:

Nigel S. Glenday, Chief Executive Officer; Chief Financial Officer(1)	-	*	0	*

Joshua B. Goldstein, General Counsel and Secretary(1)	-	*	0	*

Eli D. Broverman, Independent Representative (1)	-	*	0	*

All named executive officers and Members of the Board of Managers as a group (3 persons)	N/A	*	0	*

10% holders:
Masterworks Gallery, LLC(2)(3)(4)	N/A	100%	7,133	7.69%

*	Less than 1.0%

(1)	All named individuals are also members of the Board of Managers of the Company.

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(2)

The Lynn Family Trust 001 (the “Trust”) owns approximately 82% of the membership interests of Masterworks.io, LLC. Mr. Lynn is the Chief Executive Officer of Masterworks.io, LLC and Masterworks Administrative Services, LLC. By contract, Mr. Lynn has the power to vote 100% of the membership interests beneficially owned by the Trust and controls Masterworks. No other person beneficially owns 10% or more of the voting membership interests of Masterworks.io, LLC or any of its subsidiaries.

(3)

Masterworks.io, LLC owns 100% of the membership interests of Masterworks Gallery, LLC and Masterworks Administrative Services, LLC, which will be entitled to receive Class A shares at a rate of 1.5% of the total Class A shares outstanding or for which subscriptions have been received, after giving effect to such issuance, per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. These Class A shares will be subject to vesting provisions set forth in our administrative services agreement.

(4)	The Class B shares retained by Masterworks will entitle Masterworks to 20% of the profit on sale of the Painting or the ability to convert such shares into Class A shares with a value at the time of conversion equal to 20% of the increase in value of our issued and outstanding Class A and B shares. The following table indicates how many Class A shares would be issuable to Masterworks upon conversion of the Class B shares based on hypothetical changes in the value of our Class A shares:

Hypothetical Class A share Value	$20.00	$30.00	$40.00	$50.00	$60.00

No. of Class A shares Masterworks would receive upon conversion of 100% of its Class B shares	0	7,133	10,700	12,840	14,267
Percentage of total outstanding Class A shares Masterworks would receive upon conversion of 100% of its Class B shares	0%	7.69%	11.11%	13.04%	14.29%

INTEREST OF MANAGEMENT AND
OTHERS IN CERTAIN TRANSACTIONS

We are subject to various conflicts of interest arising out of our relationship with Masterworks. These conflicts are discussed below, and this section is concluded with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts. References throughout this offering circular to the Masterworks 102, LLC “operating agreement” refer to the Masterworks 102, LLC second amended and restated operating agreement.

In addition to the compensation arrangements discussed in the section titled “Management Compensation,” the following is a description of each transaction since November 17, 2021 (our inception) and each currently proposed transaction in which:

●	We have been or will be a participant;

●	The amount involved exceeds one percent of our total assets; and

●	In which any member of the Board of Managers or executive officer, of the Company or the related Masterworks entities or their applicable beneficial owners, or beneficial owners of more than 5% of the Class A shares or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Scott W. Lynn is the Chief Executive Officer of Masterworks.io and is also able to control the activities of all of the Masterworks entities as well as our Company. Mr. Lynn is also the Chief Executive Officer of the Administrator.

Administrative Services Agreement and Fees Paid to Affiliates

Pursuant to an administrative services agreement between us, Masterworks Cayman and the Administrator to be entered into prior to the initial closing of the Offering, the Administrator will manage all of our administrative services and will maintain the Painting. For the foregoing services, the Administrator will be entitled to receive an administrative fee from the Company in the form of Class A shares at a rate of 1.5% of the total Class A shares outstanding or for which subscriptions have been received, after giving effect to such issuance, per annum, commencing on the date of the final closing or the date of an earlier closing if, as of such earlier closing date, the Offering is fully subscribed and at least 95% of the subscription proceeds have been received by the Company. These Class A shares will be subject to vesting provisions set forth in our administrative services agreement. Following the initial closing of the Offering, Masterworks will also manage any extraordinary or non-routine services which may be required, from time-to-time, including, without limitation, litigation or services in connection with a sale of the Painting or any sale, merger, third-party tender offer or other similar transaction involving us. Masterworks may determine to sell the Painting without engaging a third-party intermediary, in which event, it would charge the buyer of the Painting a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time. Any third-party costs incurred by the Administrator in connection with litigation or major transactions, together with any fees, will be reimbursed or paid upon the sale of the Painting or our Company, as applicable.

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Beneficial Owner of Affiliated Entities

The Trust is the majority beneficial owner of all of the Masterworks affiliated entities. Scott W. Lynn, the Chief Executive Officer of Masterworks.io, LLC and Masterworks Administrative Services, LLC, may also be deemed the beneficial owner of the Masterworks entities given his power to exercise voting control through an agreement with the Trust. Mr. Lynn is the Chief Executive Officer of Masterworks.io and, is an art collector and is also able to control the activities of all of the Masterworks entities as well as our Company. Mr. Lynn could have conflicts with his personal art collection and the collection of Masterworks.

Qualification Rights

Masterworks will have the right to request that we qualify on Form 1-A, or a comparable form, the resale of any Class A shares beneficially owned by Masterworks or any entity administered by Masterworks. There are no limitations or restrictions on the size or frequency of such qualification requests, other than pursuant to applicable law, provided, that all costs associated with any such qualification shall be the responsibility of Masterworks. If Masterworks exercises its qualification rights and offers Class A shares in a secondary offering pursuant to Regulation A, it may be more difficult to sell your Class A shares and could adversely affect the price at which you can sell your Class A shares on the Secondary Market. The qualification rights are set forth in the Company’s second amended and restated operating agreement.

Our Affiliates’ Interests in Other Masterworks Entities

General

The officers and members of the Board of Managers who perform services for us are also officers, members of the Board of Managers, managers, and/or key professionals of Masterworks and other Masterworks entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Masterworks may organize other art-related programs and acquire for their own account art-related assets. In addition, Masterworks has granted non-voting equity interests in Masterworks.io, LLC to certain management personnel performing services, including our executive officers.

Allocation of Our Affiliates’ Time

We rely on Masterworks and its key professionals who act on our behalf and on behalf of the Administrator, including Scott W. Lynn, Nigel S. Glenday and Joshua B. Goldstein for the day-to-day operations of our business. Messrs. Lynn, Glenday and Goldstein are also, respectively, the Chief Executive Officer, Chief Financial Officer and General Counsel/Secretary of the Administrator and are officers of the other Masterworks entities. As a result of their interests in other Masterworks entities, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time among us, the Administrator and other Masterworks entities and other business activities in which they are involved. However, we believe that the Administrator and its affiliates have sufficient professionals to fully discharge their responsibilities to the Masterworks entities for which they work. The Administrator also serves as the Administrator for other entities and the services to be provided to these entities are substantially similar to those to be provided to the Company.

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Duties Owed by Some of Our Affiliates to the Administrator and the Administrator’s Affiliates

Our officers and members of our Board of Managers and the key professionals performing services for us are also officers, members of the Board of Managers, managers and/or key professionals of:

●	Masterworks.io, LLC, the owner of the Masterworks Platform;

●	Masterworks Administrative Services, LLC, our Administrator;

●	Masterworks Gallery LLC, an affiliate of Masterworks, which has agreed to purchase the Painting as agent for the Company; and

●	Other Masterworks entities.

As a result, they owe duties to each of these entities, their equity holders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

Certain Conflict Resolution Measures

Independent Manager

The Board of Managers is made up of Nigel S. Glenday, Joshua B. Goldstein and Eli D. Broverman. One of the members of the Board of Managers, Eli D. Broverman, serves as the Independent Manager on the Board of Managers (the “Independent Manager”). The Independent Manager serves to protect the interests of the holders of the Class A shares and is tasked with reviewing and approving all related party transactions of our Company with our affiliates and address all conflicts of interest that may arise between us and the holders of the Class A shares and our affiliates. The Independent Manager’s role is solely related to governance and he has no involvement in the operations of the Company or Masterworks and does not participate in any offering activities. The Independent Manager and any replacement Independent Manager if the Independent Manager resigns or is removed from such position on the Board of Managers at any time, shall meet the standards of an “independent director” pursuant to the standards set forth in NASDAQ Marketplace Rule 4200(a)(15).

Other Operating Agreement Provisions Relating to Conflicts of Interest

Our operating agreement contains other restrictions relating to conflicts of interest including the following:

Lock-Up Agreement. Masterworks owns 1,000 Class B shares, representing a 20% “profits interest” in our fully diluted equity following the final closing of this Offering. The Class B shares retained by Masterworks will entitle Masterworks to 20% of the profit on sale of the Painting or the ability to convert such shares into Class A shares with a value at the time of conversion equal to 20% of the increase in value of our issued and outstanding Class A and Class B shares. Masterworks will also own Class A shares if and to the extent the Offering is undersubscribed. Masterworks cannot transfer any Class A shares issuable to Masterworks pursuant to the administrative services agreement prior to the applicable vesting date, as may be extended or shortened in accordance with the administrative services agreement. Masterworks has also agreed to lock-up provisions in our operating agreement that will prohibit it from selling or transferring any Class B shares prior to the one-year anniversary of the Offering, though it is permitted to pledge all of its shares to unaffiliated third-party lenders and such lenders shall not be subject to the lock-up if they obtain ownership of the shares in connection with a default by Masterworks on its indebtedness. Masterworks will have no restrictions on the disposition of any of its Class B shares after the one-year anniversary of the Offering and no restrictions on the disposition of its Class A shares once they vest, other than restrictions imposed by applicable securities laws.

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Term of each Manager. Our operating agreement provides that each member of the Board of Managers will serve for an indefinite term, but that each member of the Board of Managers may be removed by a majority of the Board of Managers for any reason, or may choose to withdraw as a member of the Board of Managers under certain circumstances. Our operating agreement also provides that each member of the Board of Managers may be removed and or replaced and our Board of Managers can be reconstituted for any reason by the holder of the Class C share, if any. The Class C share will be issued or transferred only to a Masterworks Investor, if any. The Class C share, once issued, may be redeemed or cancelled by mutual agreement between the holder of the Class C share and the Company.

Holders of two-thirds (2/3) of the voting shares may affirmatively vote to remove any members of the Board of Managers for “cause” only.

DESCRIPTION OF SHARES

As of the date of this filing, 100% of our issued and outstanding membership interests are held by Masterworks in the form of 1,000 Class B shares. The Company has three classes of membership interests: Class A membership interests (referred to herein as the “Class A shares”), Class B membership interests (referred to herein as the “Class B shares”) and the Class C share (referred to herein as the “Class C share”). References throughout this offering circular to “shares” refer generically to the Class A shares and Class B shares, as well the Class C share. We are offering 85,600 of our Class A shares, for an aggregate amount of $1,712,000 pursuant to this offering circular. The final closing of the Offering will occur on the earlier of (i) the earliest practical date following the date that subscriptions for the Class A shares offered hereby total $1,712,000 or (ii) a date determined by the Company in its discretion. The Class C share represents a special class of membership interests, which has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor. The following description of the Shares is based upon our certificate of formation, our second amended and restated operating agreement, and applicable provisions of law, in each case as in effect prior to the qualification of this offering circular. This discussion does not purport to be complete and is qualified in its entirety by reference to the certificate of formation and the second amended and restated operating agreement, copies of which are filed with the SEC as exhibits to the offering statement of which this offering circular forms an integral part.

As of February 22, 2022, Masterworks Gallery is the sole holder of record of 100% of our membership interests represented by 1,000 Class B shares representing a 20% profits interest.

Membership Interests

We were formed as a Delaware limited liability company on November 17, 2021 by Masterworks Gallery, our founder, in order to facilitate investment in the Painting. We are a manager-managed limited liability company. Upon our formation, Masterworks Gallery was issued 100% of our membership interests.

Pursuant to our operating agreement we may not issue any additional Class A shares after the consummation of this Offering, other than as described in this offering circular, including the Class A shares that may be issued to Masterworks to repay the advance and the true-up, Class A shares issuable pursuant to the administrative services agreement and those that may be issued upon conversion of the Class B shares. Masterworks Gallery adopted our operating agreement.

Summary of Operating Agreement

We are governed by an agreement titled the “Second Amended and Restated Limited Liability Company Operating Agreement” of Masterworks 102, LLC. As of the date of this filing, all of the membership interests of the Company are held by Masterworks in the form of 1,000 Class B shares. References throughout this offering circular to “shares” or “Shares” refer generically to the Class A shares and Class B shares and references throughout this offering circular to the Masterworks 102, LLC “operating agreement” and the “second amended and restated operating agreement” of Masterworks 102, LLC, refer to the Masterworks 102, LLC second amended and restated operating agreement, the form of which is filed as Exhibit 2.2 to the offering statement of which this offering circular forms an integral part. The following summarizes some of the key provisions of the Masterworks 102, LLC operating agreement. This summary is qualified in its entirety by our operating agreement itself, the form of which is included as Exhibit 2.2 to the offering statement of which this offering circular forms an integral part.

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Organization and Duration

We were formed on November 17, 2021, as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act. We will remain in existence until liquidated in accordance with the Masterworks 102, LLC operating agreement.

Purpose and Powers

Under the Masterworks 102, LLC operating agreement, we are permitted to engage in such activities as determined by the Board of Managers that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us and the Board of Managers pursuant to the agreement relating to such business activity, provided that we are prohibited from engaging in certain activities referred to as “Prohibited Acts” without obtaining the approval of the holders of a majority of the voting shares. “Prohibited Acts” consist of amending, waiving or failing to comply with any material provision of our operating agreement that disproportionately and adversely affects the Class A shareholders, except as otherwise provided therein.

Board of Managers and its Powers

We are a manager-managed limited liability company as set forth in Section 401 and Section 101 of the Delaware Limited Liability Company Act. Our second amended and restated operating agreement appoints the Board of Managers of the Company.

We plan to enter into an administrative services agreement with our Administrator and Masterworks Cayman, prior to the initial closing of this Offering which is further described in the “Summary of Administrative Services Agreement” section of this document. Pursuant to our operating agreement and the administrative services agreement, the Administrator will have complete and exclusive discretion in the management and control of our affairs and business, subject to the requirement to obtain consent for Prohibited Acts, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of our Company, including doing all things and taking all actions necessary to carry out the terms and provisions of each of the foregoing agreements.

Pursuant to the Masterworks 102, LLC operating agreement, the Board of Managers shall have full authority in their discretion to exercise, on our behalf and in our name of the Company, all rights and powers of a “manager” of a limited liability company under the Delaware Limited Liability Company Act necessary or convenient to carry out our purposes. Any person not a party to our operating agreement dealing with us will be entitled to rely conclusively upon the power and authority of the Board of Managers to us in all respects, and to authorize the execution of any and all agreements, instruments and other writings on behalf of us and in our name.

The Board of Managers will have sole voting power over all matters, including: mergers, consolidations, dispositions, winding up and dissolution, including any action with respect to the sale of the Painting; except, the Board of Managers shall not have the authority to amend, waive or fail to comply with any material provision of our operating agreement that disproportionately and adversely affects the Class A shareholders, except as provided therein, without first obtaining the prior approval of the holders of a majority of the voting shares.

Any member of the Board of Managers may be removed and replaced by a majority of the Board of Managers or the holder of the Class C share, if any, with or without “Cause.” In addition, any member of the Board of Managers may be removed or replaced by the affirmative vote of members holding two-thirds (2/3) of the voting shares for “Cause” only. The term “Cause” is defined as follows:

(a) the commission by a member of the Board of Managers of fraud, gross negligence or willful misconduct;

(b) the conviction of a member of the Board of Managers of a felony;

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(c) a material violation by a member of the Board of Managers of any applicable law that has a material adverse effect on our business;

(d) the bankruptcy or insolvency of a member of the Board of Managers

Classes of Ownership

As of the date of this filing, 100% of the membership interests of the Company are owned by Masterworks in the form of 1,000 Class B shares. We have three classes of membership interests:

Class A shares. The Class A shares being offered in this offering will represent in the aggregate 100% of our members’ capital accounts and an 80% interest in the profits we recognize upon any sale of the Painting and liquidation. There will be up to 85,600 Class A shares outstanding upon the final closing of the Offering, and the number of additional Class A shares that may be issued by our Company following the Offering (subject to issuances pursuant to stock-splits, recapitalizations or similar transactions) is limited to shares issued to Masterworks if this Offering is not fully subscribed in repayment of its advance and the true-up, shares issued to our Administrator (or any successor) pursuant to the administrative services agreement and shares issuable upon conversion of the Class B shares.

Class B shares. The Class B shares held by Masterworks Gallery which will represent in the aggregate less than 1% of our members’ capital accounts and a 20% interest in the profits we recognize upon any sale of the Painting and liquidation. There are currently 1,000 Class B shares outstanding and there will be 1,000 Class B shares outstanding upon the final closing of the Offering.

Class C Share. The Class C share represents a special class of membership interests, which has no economic rights or obligations and has no voting rights, but has the right to remove and or replace all or any members of the Board of Managers and reconstitute the Board without “cause” for any reason. The Class C share will only be issued to, or subsequently transferred to, a Masterworks Investor.

Voting Rights

We refer to Class A shares, excluding Class A shares beneficially owned by Masterworks as our “voting shares.” On each matter where the members have a right to vote, each voting share shall be entitled to and shall constitute one (1) vote, and all voting shares shall vote together as a single class, except as otherwise set forth in our operating agreement, or otherwise required by the Delaware Act. In determining any action or other matter to be undertaken by or on behalf of us, each member shall be entitled to cast a number of votes equal to the number of voting shares that such member holds, with the power to vote, at the time of such vote. Unless otherwise set forth in our operating agreement, or otherwise required by the Delaware Act, the taking of any action by us which requires a vote of the members as set forth above shall require the receipt of votes from members holding a majority of the voting shares to constitute a quorum, provided, that in the case of a proposed removal of the Administrator for any reason or a member of the Board of Managers for “Cause”, an affirmative vote of holders of two-thirds (2/3) of the voting shares shall be required to authorize and approve such action. In determining the outcome of any vote at a meeting, shareholders that abstain or do not vote will effectively be counted as votes against such action. Each member of the Board of Managers may be removed and or replaced and our Board can be reconstituted for any reason by the holder of the Class C share, if any. The Masterworks Investor that holds a Class C share, if any, shall have no voting rights with respect to Class A shares it beneficially owns.

A member that beneficially owns 5% or more of the Class A shares (excluding shares beneficially owned by Masterworks) may irrevocably limit or eliminate its voting rights by providing an irrevocable certification to the Company in substantially the form of Exhibit B to the operating agreement. In the event a member irrevocably limits or eliminates its voting rights, all of the Class A shares beneficially owned by such member in excess of the voting limit applicable to such member shall no longer have any voting rights for so long as such shares are beneficially owned by such member or such member’s affiliates. Any member that irrevocably eliminates its voting rights or limits its voting rights such that under no circumstances would such shareholder, together with its affiliates, have the right to cast more than 10% of the total votes in an election of Managers or on any other matter put to a vote of the Class A shareholders, shall not be named or have its address or ownership reported in the Company’s ongoing SEC filings, including the beneficial ownership table in the Company’s Annual Report on Form 1-K, unless such person is otherwise deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act. The determination of affiliate status for such purposes shall be made by the Board of Managers in its sole and absolute discretion and the Company or its transfer agent may require any shareholder that owns more than 10% of the Class A shares to provide a legal opinion and or other information it deems necessary or appropriate to determine such person’s affiliate status. If any such 10% or more shareholder is deemed to be an “affiliate”, notwithstanding the limit on voting, such person’s name, address and ownership will be reported in the Company’s SEC filings, including the beneficial ownership table in the Company’s Annual Report on Form 1-K.

Subject to the Delaware Act, the Board of Managers will have sole voting power over all matters, including: mergers, consolidations, acquisitions, winding up and dissolution and sale of the Painting; except, the Board of Managers shall not have the authority to amend, waive or fail to comply with any material provision of our operating agreement that disproportionately and adversely affects the Class A shareholders, except as provided therein, without obtaining the prior approval or consent of the of the holders of a majority of the voting shares.

Conversion of Class B shares

Class B shares will be convertible into Class A shares, in whole or in part, at any time prior to the consummation of a sale of the Painting for no additional consideration pursuant to the following conversion formula:

Class A shares issuable upon conversion	=	(A) Value Increase, multiplied by
(B) Conversion Percentage, multiplied by
(C) 20%, divided by
(D) Class A share Value.

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Definitions for conversion calculation:

“Value Increase”	means, (A) the aggregate value of Shares outstanding at such time, minus the product of (i) the number of Class A shares outstanding at such time and (ii) $20.00, if such difference is positive.

“Conversion Percentage”	means, (A) the number of Class B shares being converted, divided by (B) the number of Class B shares outstanding.

“Class A share Value”	means, as of the close of business on the day preceding the conversion date, the volume weighted average trading price (“VWAP”) of the Class A shares on all trading platforms or trading systems on which the Class A shares are being traded over the forty-five (45) trading days then ended, provided, that if the total aggregate trading volume over such 45-trading-day period is less than 5% of the public float, such period shall be extended to the ninety (90) trading days then ended, provided, further, if the total aggregate trading volume over such 90-trading-day period is less than 5% of the public float, the holder of the Class B shares shall request that the Administrator obtain an appraisal of the Class A share Value from one or more independent nationally-recognized third party appraisal companies and such appraisal shall constitute the Class A share Value.*

* The hypothetical Class A share values represent the assumed VWAP, or in the absence of a trading market, the appraised fair value of the Class A shares, which, in either case, is assumed to be the amount that a Class A share would receive upon liquidation of the Company (i.e. the appraised value of the Painting divided by the fully diluted number of Class A shares outstanding). For all purposes of determining the number of Class A shares issuable upon conversion of Class B shares, a bulletin board platform, such as the Masterworks Secondary Market, which does not display firm quotes, shall not constitute a “trading platform” or “trading system.”

Examples of conversion calculation

The following table illustrates the number and percentage of Class A shares that would be issued to Masterworks upon conversion of all of its Class B shares based on hypothetical changes in the trading price or value of the Class A shares:

Hypothetical Class A share Value	$20.00	$30.00	$40.00	$50.00	$60.00
No. of Class A shares Masterworks would receive upon conversion of 100% of its Class B shares	0	7,133	10,700	12,840	14,267
Percentage of total outstanding Class A shares Masterworks would receive upon conversion of 100% of its Class B shares	0%	7.69%	11.11%	13.04%	14.29%

Powers of the Board of Managers

The Board of Managers will have sole voting power over all matters relating to our Company, including: mergers, consolidations, acquisitions, winding up and dissolution and the Board of Managers will have control over the disposition of Painting; except, the Board of Managers shall not have the authority to amend, waive or fail to comply with any material provision of our operating agreement that disproportionately and adversely affects the Class A shareholders, except as provided therein, without the consent of holders of a majority of the Class A shares.

Shares beneficially owned by Masterworks shall have no voting rights.

Agreement to be Bound by the Operating Agreement

By purchasing a Class A share, you will be admitted as a member of our Company and will be bound by the provisions of, and deemed to be a party to the Masterworks 102, LLC operating agreement. Pursuant to the Masterworks 102, LLC operating agreement, each holder of Class A shares and each person who acquires a Class A share from a holder must agree to be bound by the terms and conditions of the Masterworks 102, LLC operating agreement.

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Shareholder Voting

Class A shares have one vote per share and we refer to the Class A shares, excluding shares beneficially owned by Masterworks, or shares owned by a member that has irrevocably limited or eliminated such member’s voting rights in excess of such member’s voting limit, as “voting shares.” The Class B shares shall have no voting rights other than as may be required pursuant to applicable law. The term “other than as may be required pursuant to applicable law,” takes into account the following considerations (i) pursuant to Section 18-806 of the Delaware Limited Liability Company Act (the “Act”), in the event that a limited liability company is dissolved by the occurrence of an event that causes the last remaining member to cease to be a member, the personal representative of the last remaining member of the limited liability company or the assignee of all of the limited liability company interests in the limited liability company may vote to revoke the dissolution, subject to the approval of any other persons whose approval is required under the limited liability company agreement to revoke a dissolution, such a vote could result in holders of the Class B shares (or more accurately the personal representative of such persons) potentially be deemed to have a “right to vote” and (ii) the Act may be amended in the future to mandate voting rights for all interests in a Delaware limited liability company in certain situations, and if this occurs, without the provision “other than as may be required by law,” the Company could be in a position where its operating agreement would be in violation of the Act.

A member that beneficially owns 5% or more of the Class A shares (excluding shares beneficially owned by Masterworks) may irrevocably limit or eliminate its voting rights by providing an irrevocable vote limit certificate to the Company in substantially the form of Exhibit B to the operating agreement. In the event a member irrevocably limits or eliminates its voting rights, all of the Class A shares beneficially owned by such member in excess of the voting limit applicable to such member shall no longer have any voting rights for so long as such shares are beneficially owned by such member or such member’s affiliates. Any member that irrevocably eliminates its voting rights or limits its voting rights such that under no circumstances would such shareholder, together with its affiliates, have the right to cast more than 10% of the total votes in an election of Managers or on any other matter put to a vote of the Class A shareholders, shall not be named or have its address or ownership reported in the Company’s ongoing SEC filings, including the beneficial ownership table in the Company’s Annual Report on Form 1-K, unless such person is otherwise deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act. The determination of affiliate status for such purposes shall be made by the Board of Managers in its sole and absolute discretion and the Company or its transfer agent may require any shareholder that owns more than 10% of the Class A shares to provide a legal opinion and or other information it deems necessary or appropriate to determine such person’s affiliate status. If any such 10% or more shareholder is deemed to be an “affiliate”, notwithstanding the limit on voting, such person’s name, address and ownership will be reported in the Company’s SEC filings, including the beneficial ownership table in the Company’s Annual Report on Form 1-K.

Whenever holders of Class A shares are required or entitled to vote on any matter, except as otherwise provided, that vote may be taken at a meeting or may be taken via a written consent in lieu of a meeting.

The Company shall provide holders of voting shares with not less than five (5) nor more than sixty (60) days prior notice of any meeting or any action subject to a vote of holders of voting shares at a meeting shall require a quorum, in the form of votes actually cast (whether in person or by proxy), from at least a majority of the voting shares eligible to vote on such matter or such higher percentage of voting shares as may be required for such action. At any meeting or on any matter that is to be voted on or consented to by holders of voting shares, the then holders of our voting shares, may vote in person or by proxy, and such vote may be made, and a proxy may be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law. Shares beneficially owned by Masterworks shall have no voting rights.

We have elected to be governed by paragraphs (b), (c), (d) and (e) of Section of the Delaware General Corporation Law (the “DGCL”) and other applicable provisions of the DGCL, as though we were a Delaware corporation and as though holders of our voting shares were shareholders of a Delaware corporation. Such sections generally regulate proxies for any voting purposes. In the event that we become subject to Regulation 14A under the Exchange Act, pursuant to and subject to the provisions of Rule 14a-16 under the Exchange Act, we may, but are not required to, utilize a Notice of Internet Availability of Proxy Materials, as described in that rule, in conjunction with proxy material posted to an Internet site, in order to furnish any proxy or related material to holders of voting shares pursuant to Regulation 14A under the Exchange Act. We currently intend to utilize the Masterworks platform to the extent possible for meetings of, and votes of our shareholders.

Shareholder Distributions.

The Company does not expect to pay any distributions, other than a liquidating distribution following a sale of the Painting. There can be no assurance as to the timing of a liquidating distribution or that we will pay a liquidating distribution at all. There are no contractual restrictions on our ability to declare or pay dividends and if any are to be paid in the future, such decision will be at the discretion of our Board of Managers and will depend on our then current financial condition and other factors deemed relevant by the Board of Managers.

Limited Liability

The liability of each member of our Company shall be limited as provided in the Delaware Limited Liability Company Act and as set forth in the Masterworks 102, LLC operating agreement. No member of our Company shall be obligated to restore by way of capital contribution or otherwise any deficits in its capital account (if such deficits occur).

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The Delaware Limited Liability Company Act provides that a member of a Delaware limited liability company who receives a distribution from such company and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Liability Company Act shall be liable to the Company for the distribution for three years. Under the Delaware Limited Liability Company Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the Company, other than liabilities to members on account of their Class A shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the Company. The fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Limited Liability Company Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the Company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from the Masterworks 102, LLC operating agreement.

Exculpation and Indemnification of the Board of Managers and Others

Subject to certain limitations, our operating agreement limits the liability of each member of the Board of Managers and its affiliates, any of our members, any person who is our officer and any person who serves at the request of the Board of Managers on behalf of us as an officer, member of the Board of Managers, managers of the Administrator, independent representative, partner, member, stockholder or employee of such person (referred to together as the “Protected Persons” or in the singular as the “Protected Person”).

Exculpation

No Protected Person shall be liable to us or the Administrator or any other member of our Company for any action taken or omitted to be taken by it or by other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of our operating agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful). With the prior consent of the Board of Managers, any Protected Person may consult with legal counsel and accountants with respect to our affairs (including interpretations of our operating agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether a Protected Person acted with the requisite degree of care, such Protected Person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the members of the Board of Managers, officers, employees, consultants, attorneys, accountants and professional advisors of our Company selected with reasonable care; provided, that no such Protected Person may rely upon such statements if it believed that such statements were materially false.

Indemnification

To the fullest extent permitted by law, we will indemnify, hold harmless, protect and defend each Protected Person against any losses, claims, damages or liabilities, including reasonable legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person’s right to indemnification under the Masterworks 102, LLC operating agreement, and any amounts expended in respect of settlements of any claims approved by the Board of Managers (collectively referred to herein as the “Liabilities”), to which any Protected Person may become subject:

(i)	by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of our Company;

(ii)	by reason of the fact that it is or was acting in connection with the activities of our Company in any capacity or that it is or was serving at the request of our Company as a partner, shareholder, member, members of the Board of Managers, managers of the Company or the Administrator, the independent representative, officer, employee, or agent of any Person;

unless, such Liability results from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or intentional and material breach of our operating agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful).

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Any indemnification provided under our operating agreement is limited thereunder to the extent of our assets only. Further, insofar as the foregoing provisions permit indemnification of members of the Board of Managers, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reimbursement of Expenses

We will reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other costs and expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to our operating agreement and for all costs and expenses, including fees, expenses and disbursements of attorneys, reasonably incurred by such Protected Person in enforcing the indemnification provisions of our operating agreement; provided, that such Protected Person executes a written undertaking to repay us for such reimbursed or advanced costs and expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by our operating agreement.

Liquidity Sale

The Company will own the Painting for an indefinite period and may sell the Painting at any time following the final closing of the Offering. There is no guaranty that any such sale of the Painting will be successful, or if successful, that the net proceeds realized by shareholders from such transaction will be reflective of the estimated fair market value of the shares at such time. Masterworks will be entitled to reimbursement for costs and expenses associated with any such transaction and may earn fees from such transactions to the extent permitted by applicable laws, rules and regulations, and there can be no assurance that there will be any remaining net proceeds to be distributed after payment of such costs and expenses.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of the Board of Managers and must be approved by a majority vote of holders of the voting shares. Further, the Board of Managers does not need consent of holders of voting shares to amend the Masterworks 102, LLC, operating agreement in the following instances: (i) to evidence the joinder of a new member of the Company; (ii) in connection with the transfer of shares by members; (iii) as otherwise required to reflect capital contributions, distributions and similar actions (iv) to reflect the naming of new managers, officers or replacement of officers of the Company; (v) in connection with the issuance of Class A shares to the Administrator pursuant to the administrative services agreement or (vi) as required to cause the Company to be treated as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state and local) income tax purposes, (vii) in connection with the conversion of Class B shares into Class A shares or (viii) any change the Board of Managers deems necessary or appropriate to enable trading of membership interests.

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Termination and Dissolution

We will continue as a limited liability company until terminated under the Masterworks 102, LLC operating agreement. We will commence winding up upon the first to occur of the following (the “Dissolution Event”):

(1) Upon the determination of the members with the approval of the Board of Managers;

(2) Our insolvency or bankruptcy;

(3) The sale of all or substantially all of our assets; or

(4) The entry of a decree of judicial dissolution under Section 18 802 of the Delaware Limited Liability Company Act

The Dissolution Event shall be effective on the day on which such event occurs and immediately thereafter we will commence its winding up during which our affairs shall be wound up in accordance with the terms of the Masterworks 102, LLC operating agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). For financial reporting purposes and federal income tax purposes, our fiscal year and its tax year are the calendar year.

Term and Removal of Members of the Board of Managers

Our operating agreement provides that each member of our Board of Managers will serve as our Manager, for an indefinite term, but that any Manager may be removed by a majority of the Board of Managers for any reason, or may choose to withdraw as a Manager, under certain circumstances.

Our operating agreement also provides that each member of the Board of Managers may be removed and or replaced and our Board can be reconstituted for any reason by the holder of the Class C share, if any. The Class C share will be issued to a Masterworks Investor, if any. The Class C share, once issued, can be transferred between Masterworks affiliated entities, including from one Masterworks Investor to another. The Class C share, once issued, may be redeemed or cancelled by mutual agreement between the holder of the Class C share and the Company.

In addition, our members may remove a member of the Board of Managers for “cause” only, following the affirmative vote of two-thirds (2/3) of the issued and outstanding voting shares excluding those beneficially owned by Masterworks. The term “Cause” is defined as:

●	The commission by the applicable member of the Board of Managers of fraud, gross negligence or willful misconduct;
●	The conviction of the applicable member of the Board of Managers of a felony;
●	A material violation by the applicable member of the Board of Managers of any applicable law that has a material adverse effect on our business; and
●	The bankruptcy or insolvency of the applicable member of the Board of Managers.

Anti-Takeover Effects under Delaware Law

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the Delaware General Corporation Law apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting Class A shares. The Board of Managers may elect to amend the Masterworks 102, LLC operating agreement, subject to majority approval by the members holding the Class A shares, at any time to have Section 203 apply to the Company.

Binding Arbitration under Our Subscription Agreement

By purchasing Class A shares in this Offering, investors agree to be bound by the arbitration provisions contained in our subscription agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising out of the subscription agreement, the shares, the Masterworks Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing. Please note that this arbitration provision does not apply to claims made under the federal securities laws or any dispute you may have with the Underwriters, which can be settled through the arbitration rules of FINRA Dispute Resolution, Inc., including through voluntary mediation or arbitration. Purchasers of shares in a secondary transaction would also be subject to the same arbitration provisions that are currently in our subscription agreement. Such arbitration provision limits the ability of investors to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provision. If invoked, the arbitration is required to be conducted in New York, NY in accordance with New York law. The subscription agreement allows for either the Company or an investor to elect to enter into binding arbitration in the event of any covered claim in which the Company and the investor are adverse parties. While not mandatory, in the event that the Company were to invoke the arbitration clause, the rights of the adverse shareholder to seek redress in court would be severely limited. These restrictions on the ability to bring a class action lawsuit may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company.

Waiver of Jury Trial under our Subscription Agreement

By purchasing Class A shares in this Offering, by executing the subscription agreement investors agree to waive their rights to a jury trial in claims against the Company or Masterworks. However, this waiver of rights to a jury trial does not apply to claims made under the federal securities laws. Purchasers of shares in a secondary transaction would also be required to waive rights to a jury trial, except in connection with claims under the federal securities laws.

Exclusive Jurisdiction

Our second amended and restated operating agreement provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. By purchasing Class A shares in this Offering and by executing the subscription agreement, investors acknowledge that any complaint asserting a cause of action under the Securities Act is to be litigated in the federal district courts of the United States of America.

Qualification Rights

Masterworks will have the right to request that we qualify on Form 1-A, or a comparable form, the resale of any Class A shares beneficially owned by Masterworks or any entity administered by Masterworks. There are no limitations or restrictions on the size or frequency of such qualification requests, other than pursuant to applicable law, provided, that all costs associated with any such qualification shall be the responsibility of Masterworks. If Masterworks exercises its qualification rights and offers Class A shares in a secondary offering pursuant to Regulation A, it may be more difficult to sell your Class A shares and could adversely affect the price at which you can sell your Class A shares on the Secondary Market. The qualification rights are set forth in the Company’s second amended and restated operating agreement.

Transfer Agent

The transfer agent and registrar for our Class A shares is Equity Stock Transfer, LLC. The transfer agent’s address is 237 West 37th Street, Suite 602, New York, New York 10018. The transfer agent’s telephone number is 212-575-5757.

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SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible for Future Sale

Prior to this Offering, there has been no public or private market for the Class A shares, and we cannot predict the effect, if any, that market sales of the Class A shares or the availability of Class A shares for sale will have on the market price of the Class A shares prevailing from time to time.

Upon the final closing of this Offering 85,600 Class A shares will be outstanding, and 1,000 Class B shares will be outstanding and will be owned by Masterworks. All of the Class A shares sold in this Offering will be freely tradable under federal securities laws unless issued to our “affiliates” as such term is defined in Rule 405 of the Securities Act of 1933, as amended. Class A shares held by affiliates of the Company are “control” securities under U.S. federal securities laws and are subject to restrictions on transfer. If you hold more than 10% of the Company’s Class A shares, you may be deemed an affiliate of the Company and may be unable to participate on the Secondary Market or otherwise freely transfer your shares. The Company or its transfer agent may require you to provide a legal opinion and or other information to determine your affiliate status.

Masterworks intends to sponsor offerings by entities formed to invest, directly or indirectly, in multiple of works of art and any such entity, which would be deemed an “affiliate” of our Company, may invest in this Offering. In the event any such affiliate invests in this Offering, the Class A shares acquired by such entity would be “restricted” securities within the meaning of Rule 144 under the Securities Act of 1933, as amended, and such Class A shares, together with any shares sold by Masterworks in private transactions that are exempt from the registration or qualification requirements of the Securities Act will bear a restrictive legend and will be subject to further transfer restrictions for one year from the time such shares are acquired from Masterworks or such affiliate by a non-affiliate. Masterworks has rights to require us to qualify the resale of any such Class A shares, provided that they shall be responsible for all of the costs and expenses of any such qualification and or secondary offering.

Masterworks has agreed to lock-up provisions in our operating agreement that will prohibit it from selling or transferring any unvested Class A shares it acquires under the Administrative Services Agreement until such Class A shares vest. Masterworks has also agreed not to transfer any Class B shares it owns prior to the one-year anniversary of the final closing of the Offering (other than transfers to affiliates), though Masterworks is permitted to pledge all of its Shares to unaffiliated third-party lenders and such lenders shall not be subject to the lock-up if they obtain ownership of the Shares in connection with a default by Masterworks on its indebtedness. After the one-year anniversary in the case of Class B shares and the vesting date in the case of Class A shares earned pursuant to the administrative services agreement, Masterworks will have no restrictions on the disposition of any of its Shares, other than restrictions in our operating agreement and those imposed by applicable securities laws.

Rule 144

In general, under Rule 144 as currently in effect, Masterworks will be entitled to sell, within any three-month period, a number of Class A shares that does not exceed the greater of:

●	1% of the then-outstanding Class A shares; and

●	The average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. If Masterworks sells its shares in private transactions that are exempt from the registration requirements of the Securities Act to a non-affiliate other than pursuant to Rule 144, such non-affiliate will be able to sell such shares pursuant to Rule 144 after one year has elapsed from the time such shares were acquired from Masterworks and such sales shall not be subject to the volume restrictions set forth above.

We are unable to estimate the number of Class A shares that will be sold under Rule 144 or pursuant to one or more future qualified offerings or the timing of such sales, since this will depend on the market price for the Class A shares, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Class A shares, and there can be no assurance that a significant, or any, public market for the Class A shares will develop or be sustained after the Offering. Any future sale of substantial amounts of the Class A shares in the open market may adversely affect the market price of the Class A shares offered by this offering circular.

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class A shares by Holders (as defined below) as of the date hereof. For purposes of this section, under the heading “Material U.S. Federal Tax Considerations,” references to the “Company,” “we,” “our,” and “us” refer only to Masterworks 102, LLC and not its subsidiaries, and not to Masterworks Cayman which is a Cayman Islands segregated portfolio company. In this discussion of material U.S. federal income tax considerations, the term Masterworks 102 Cayman refers to the segregated portfolio of Masterworks Cayman that will hold title to the Painting. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated or proposed thereunder, and all administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation.

The U.S. federal income taxation of partnerships and partners is extremely complex, involving, among other things, significant issues as to the character, timing of realization and sourcing of gains and losses. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States or Holders that hold our Class A shares as part of a straddle, hedge, conversion or other integrated transaction) or U.S. Holders that have a “functional currency” other than the U.S. dollar. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate (except as discussed below for Non-U.S. Holders), gift or alternative minimum tax considerations. Prospective investors are urged to consult their own tax advisors regarding the purchase, ownership and disposition of our Class A shares with respect to their particular tax situations, including, in the case of prospective Holders subject to special treatment under U.S. federal income tax laws, with reference to any special issues that the purchase, ownership and disposition of our Class A shares may raise for such persons. The activities of a Holder unrelated to such Holder’s status as a member of the Company may affect the tax consequences to such Holder of an investment in the Company.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Class A share that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of a Class A share that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our Class A shares, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our Class A shares.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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Taxation of Our Company

Taxation of Masterworks 102, LLC. We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each Holder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit. See “—Taxation of U.S. Holders of Class A shares”.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We intend that we will be publicly traded for purposes of these rules.

A publicly traded partnership will, however, be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes, if (x) 90% or more of such partnership’s gross income during each taxable year consists of “qualifying income” and (y) such partnership is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). We refer to this exception as the “qualifying income exception.” Qualifying income generally includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, gains from the sale or other disposition of capital assets or other property held for the production of income that otherwise constitutes qualifying income and certain other forms of investment income.

We intend to operate such that we will meet the qualifying income exception in each taxable year. We do not expect that the Company will earn any income in any taxable year other than qualifying income including (x) interest income with respect to certain short-term debt investments held by the Company and (y) an income inclusion followed by a liquidating distribution from Masterworks Cayman in the year in which the Painting is sold. At present, we do not expect to seek a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to our treatment as a partnership for U.S. federal income tax purposes and no assurance can be given that the IRS will not take a contrary position. In the event that such a ruling is sought, and such ruling treats a sale of the Painting as qualifying income, we may structure Masterworks Cayman 102 as an entity disregarded from us for U.S. federal income tax purposes, in which case the tax consequences described herein could be materially different, as described below.

If we fail to meet the qualifying income exception (other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery) or if we are required to register under the 1940 Act, we will be treated as if, on the first day in which we fail to meet the qualifying income exception or are required to register under the 1940 Act, we had transferred all of our assets, subject to our liabilities, to a newly formed corporation in exchange for stock of such corporation, and then distributed the stock to the Holders in liquidation of their interests in us. This deemed contribution and liquidation should generally be tax-free to the Holders so long as we do not have liabilities in excess of the tax basis of our assets at such time. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation in any taxable year, our items of income, gain, loss, deduction and credit would be reflected our tax return, rather than the returns of our Holders subject to U.S. tax, and we would be subject to U.S. corporate income tax on our taxable income. Distributions of cash or other property to a Holder with respect to our Class A shares generally would be treated as a dividend to the extent such distribution was paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), or in the absence of earnings and profits, as a tax-free return of capital to the extent of such Holder’s adjusted tax basis in such Class A share, and then as capital gain. Accordingly, treatment as a corporation could materially reduce a Holder’s after-tax return and thus could result in a substantial reduction of the value of our Class A shares.

The remainder of this discussion assumes that we will be treated as a partnership for U.S. federal income tax purposes.

Taxation of Masterworks Cayman. Masterworks Cayman, which is a Cayman Islands segregated portfolio company, is referred to in this taxation section as “Masterworks Cayman,” and the specific portfolio that will hold title to the Painting is referred to as “Masterworks 102 Cayman”. Masterworks 102 Cayman intends to file an election with the IRS to be classified as an association taxable as a corporation and not as a partnership or disregarded entity for U.S. federal income tax purposes. We, as the holder of Masterworks 102 Cayman’s shares, will not be taxed directly on the earnings of Masterworks 102 Cayman. We intend to treat Masterworks 102 Cayman as a separate non-U.S. corporation for U.S. federal income tax purposes, although this treatment is not free from doubt. The remainder of this discussion assumes that Masterworks 102 Cayman is so treated.

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However, Holders may be required to report directly income earned by Masterworks 102 Cayman in certain circumstances. See “— Controlled Foreign Corporations” and “Passive Foreign Investment Companies”.

Subject to the discussion below under “Controlled Foreign Corporations” and “Passive Foreign Investment Companies”, distributions of cash or other property to us from Masterworks 102 Cayman (other than certain distributions of Masterworks 102 Cayman, shares or rights to acquire its shares) generally will be treated as a dividend for U.S. federal income tax purposes (without reduction for any non-U.S. tax withheld from such distribution) to the extent of Masterworks 102 Cayman, current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of our adjusted tax basis in Masterworks 102 Cayman shares and then as capital gain.

If, following receipt of a ruling from the IRS, we elected to treat Masterworks 102 Cayman as an entity disregarded as separate from us, we would directly report any income, gain, loss or deduction of Masterworks 102 Cayman, and any distributions from Masterworks 102 Cayman would be disregarded for U.S. federal income tax purposes.

Taxation of U.S. Holders of Shares

Below is a discussion of material U.S. federal income tax considerations applicable to U.S. Holders of our Class A shares.

Taxation of Holders of Shares on Our Profits and Losses. As a partnership for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax. Instead, each Holder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit. It is possible that in any year, a Holder’s tax liability arising from the Company could exceed the distributions made by the Company to such Holder. The Company will file a U.S. federal partnership information return reporting its operations for each year and provide a U.S. Internal Revenue Service Schedule K-1 to each Holder. However, Holders may not receive such Schedule prior to when their tax return reporting obligations become due and may need to file for extensions or file based on estimates.

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of any interest income we earn that is allocable to such U.S. Holder.

Allocation of Profits and Losses. For each of our fiscal years, each Holder’s allocable share of our items of income, gain, loss, deduction or credit will be determined by our operating agreement (the “operating agreement”), provided such allocations either have “substantial economic effect” or are determined to be in accordance with such Holder’s interest in the Company. We believe that for U.S. federal income tax purposes, such allocations will be given effect as being in accordance with such Holder’s interest in the Company and we intend to prepare tax returns based on such allocations. If the allocations provided by our operating agreement were successfully challenged by the IRS, the resulting allocations to a particular Holder for U.S. federal income tax purposes may be less favorable than the allocations set forth in our operating agreement.

Section 706 of the Code provides that items of partnership income and deductions must be allocated between transferors and transferees of shares. We will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, loss, deduction and credit to Holders in a manner that reflects such Holders’ beneficial shares of our items. These conventions are designed to more closely align the receipt of cash and the allocation of income between Holders of Class A shares, but these assumptions and conventions may not conform with all aspects of existing Treasury Regulations. If the IRS successfully challenges our conventions, our items of income, gain, loss, deduction or credit may be reallocated among the Holders of Class A shares to the possible detriment of certain Holders. The Board of Managers is authorized to revise our method of allocation between transferors and transferees (as well as among Holders whose interests otherwise could vary during a taxable period).

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Adjusted Tax Basis of Class A shares. A Holder’s initial tax basis in its Class A shares will generally equal the amount such Holder paid for the Class A shares plus such Holder’s allocable share of our liabilities, if any. A Holder’s adjusted tax basis will be increased by such Holder’s share of items of our income and gain and any increase in such Holder’s share of our liabilities. A Holder’s adjusted tax basis will be decreased, but not below zero, by distributions from us, such Holder’s allocable share of items of our deductions and losses and by any decrease in such Holder’s allocable share of our liabilities.

Holders who purchase our Class A shares in separate transactions must combine the basis of those Class A shares and maintain a single adjusted tax basis for all of those Class A shares. Upon a sale or other disposition of less than all of the Class A shares held by such Holder, a portion of that tax basis must be allocated to the Class A shares sold.

Restrictions on Deductibility of Expenses and Other Losses. A Holder may deduct its allocable share of our losses (if any) for U.S. federal income tax purposes only to the extent of such Holder’s adjusted tax basis in the Class A shares it is treated as holding at the end of the taxable year in which the losses occur. If the recognition of a Holder’s allocable share of our losses would reduce its adjusted tax basis for its Class A shares below zero, the recognition of such losses by such Holder would be deferred to subsequent taxable years and will be allowed if and when such Holder has sufficient tax basis so that such losses would not reduce such Holder’s adjusted tax basis below zero. In addition, the “at-risk” rules and the limitation on “excess business losses” could limit the deductibility of losses allocable to a Holder. We do not expect to generate income or losses from “passive activities” for purposes of Section 469 of the Code. Therefore, income allocated by us to a Holder may not be offset by the Section 469 passive losses of such Holder and losses allocated to a Holder generally may not be used to offset Section 469 passive income of such Holder.

It is anticipated that our expenses generally will be investment expenses treated as miscellaneous itemized deductions, rather than trade or business expenses, with the result that any individual who is a Holder (either directly or through a Holder that is a partnership or other pass-through entity) will not be permitted to claim a U.S. federal income tax deduction for such expenses for taxable years beginning before January 1, 2026 and thereafter may be limited in his or her ability to claim a U.S. federal income tax deduction for such expenses.

In general, neither we nor any Holder may deduct organizational expenses. We may elect to amortize any organizational expenses ratably over fifteen years, or we may elect to capitalize such expenses. No deduction is allowed for offering expenses, including placement fees.

Treatment of Distributions. For U.S. federal income tax purposes, distributions of cash by us generally will not be taxable to a U.S. Holder to the extent of such U.S. Holder’s adjusted tax basis in its Class A shares. Any cash distributions in excess of a U.S. Holder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of our Class A shares. Under current law, such gain generally will be capital gain and will be long-term capital gain if such U.S. Holder has held such Class A share for more than one year at the time of such distribution, subject to certain exceptions.

Disposition of Class Shares. A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Class A shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such Class A share. A U.S. Holder’s adjusted tax basis will be adjusted for this purpose by its allocable share of our income or loss for the year of such sale or other disposition. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such Holder has held such Class A share for more than one year at the time of such sale, exchange or other disposition. Certain gain attributable to our investment in Masterworks 102 Cayman will generally be characterized as ordinary income rather than capital gain. See “—Controlled Foreign Corporations”. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations.

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Holders who purchase our Class A shares at different times and intend to sell all or a portion of the Class A shares within a year of their most recent purchase are urged to consult their tax advisors regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss. For example, a selling Holder may use the actual holding period of the portion of its transferred Class A shares, provided such Class A shares are divided into identifiable Class A shares with ascertainable holding periods, the selling Holder can identify the portion of the Class A shares transferred, and the selling Holder elects to use the identification method for all sales or exchanges of our Class A shares.

Controlled Foreign Corporations. In general, a corporation organized outside the United States is treated as a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes in any taxable year in which more than 50% of (i) the total combined voting power of all classes of stock of such non-U.S. corporation entitled to vote or (ii) the total value of the stock of such non-U.S. corporation is owned (or is considered as owned) by “U.S. Shareholders” on any day during the taxable year of such non-U.S. corporation. A “U.S. Shareholder” with respect to a non-U.S. corporation is any U.S. person that owns (or is treated as owning) 10% or more of the total combined voting power of all classes of stock of the non-U.S. corporation entitled to vote or 10% or more of the total value of such non-U.S. corporation’s stock. We expect that Masterworks 102 Cayman will be considered a CFC and that we will be considered a U.S. Shareholder of Masterworks 102 Cayman.

Because we expect Masterworks 102 Cayman to be treated as a CFC, a U.S. Holder of our Class A shares may have current inclusions of undistributed “Subpart F” income of Masterworks 102 Cayman or other income of Masterworks 102 Cayman that exceeds certain thresholds (“global intangible low-taxed income” or “GILTI”). Subpart F income generally includes passive income such as dividends, interest, net gain from the sale or disposition of securities and non-actively managed rents. The Subpart F income of a CFC is limited to the CFC’s earnings and profits for the taxable year. GILTI consists of a U.S. Shareholder’s pro rata share of a CFC’s earnings, other than Subpart F income and certain other excluded types of income, that exceeds a 10% return on such U.S. Shareholder’s pro rata share of the CFC’s tangible assets that were used to generate such income. U.S. corporations may take a 50% deduction against GILTI, and a 37.5% deduction after 2025. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a Holder may be required to report as ordinary income its allocable share of Masterworks 102 Cayman Subpart F or GILTI income without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of our earnings (if any) attributable to net capital gains of Masterworks 102 Cayman. A Holder’s tax basis in our Class A shares will be increased to reflect any required Subpart F or GILTI income inclusions. Such income generally will constitute income from sources within the United States for U.S. foreign tax credit purposes. Amounts included as such income would generally not be taxable again when actually distributed. We do not expect that Masterworks 102 Cayman will earn any income in any taxable year other than gain from the sale of the Painting in the year in which the Painting is sold (other than de minimis dividend income to the extent Masterworks 102 Cayman earns any royalty or other income). Therefore, we do not expect that there will be any Subpart F or GILTI income of Masterworks 102 Cayman to be reported by U.S. Holders on an annual basis prior to a sale of the Painting. However, we expect that gain from the sale of the Painting would be treated as Subpart F income.

Because we expect to be treated as a U.S. Shareholder in a CFC for certain purposes other than for determining current inclusions, regardless of whether Masterworks 102 Cayman has Subpart F or GILTI income, any gain allocated to a Holder from our disposition of Masterworks 102 Cayman (including any gain from a liquidating distribution by Masterworks 102 Cayman) will be treated as ordinary income to the extent of such Holder’s allocable share of the current and/or accumulated earnings and profits of Masterworks 102 Cayman. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules, if any. Net losses of Masterworks 102 Cayman will not pass through to our Holders.

If, following receipt of a ruling from the IRS, we elected to treat Masterworks 102 Cayman as an entity disregarded as separate from us, the CFC rules discussed above would not apply. Instead, we would directly report any income, gain, loss or deduction of Masterworks 102 Cayman, and any distributions from Masterworks 102 Cayman would be disregarded for U.S. federal income tax purposes.

Passive Foreign Investment Companies. In general, a corporation organized outside the United States is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

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If Masterworks 102 Cayman is a PFIC in any taxable year, gain on a disposition by us of shares in Masterworks 102 Cayman or gain on the disposition of our Class A shares by a Holder at a time when we own shares of Masterworks 102 Cayman, as well as certain other defined “excess distributions,” will be treated as if the gain or excess distribution were ordinary income earned ratably over the shorter of the period during which the Holder held its Class A shares or the period during which we held our shares in Masterworks 102 Cayman. For a U.S. Holder that is required to include amounts in income with respect to Masterworks 102 Cayman, if any, pursuant to the subheading “Controlled Foreign Corporations”, the consequences described under this subheading would not apply. For U.S. Holders that are not required to include amounts in income with respect to Masterworks 102 Cayman, if any, pursuant to the subheading “Controlled Foreign Corporations”, such Holders may be subject to the PFIC rules in the event Masterworks 102 Cayman is classified as a PFIC. The interaction of these rules is complex, and prospective Holders are urged to consult their tax advisors in this regard.

If, following receipt of a ruling from the IRS, we elected to treat Masterworks 102 Cayman as an entity disregarded as separate from us, neither the CFC nor the PFIC rules would apply to Masterworks 102 Cayman.

Taxation of Non-U.S. Holders of Class A shares

Below is a discussion of material U.S. federal income tax considerations applicable to Non-U.S. Holders of our Class A shares and does not purport to address all of the U.S. federal income tax consequences that may be applicable to any particular Non-U.S. Holder. This discussion does not address the tax consequences of purchasing, holding or disposing of our Class A shares to Non-U.S. Holders subject to special rules under U.S. federal income tax laws, such as non-U.S. governments and their controlled entities, non-U.S. pension plans, trusts, former U.S. citizens or residents and individual Non-U.S. Holders that have a “tax home” in the United States. The discussion assumes that a Non-U.S. Holder is not and will not be engaged in a trade or business within the United States, has and will have no U.S. source income apart from its investment in our Class A shares, and, in the case of a Non-U.S. Holder that is an individual, has not been (and will not be) present in the United States for 183 days or more in any taxable year.

Interest, Dividends, Etc. A Non-U.S. Holder is subject to U.S. federal withholding tax at the rate of 30% (or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, IRS Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent) on its distributive share of any U.S. source interest (subject to certain exemptions), U.S. source dividends (including, in certain cases, dividend equivalent amounts) and certain other income received by us. We expect that distributions from Masterworks 102 Cayman will not be treated as U.S. source dividends for withholding purposes.

Effectively Connected Income. In general, a non-U.S. person that invests in an entity taxable as a partnership for U.S. federal income tax purposes that is (directly or through entities treated as disregarded from their owners or as partnerships for U.S. federal income tax purposes) “engaged in trade or business within the United States” is itself considered to be engaged in trade or business within the United States and is subject to U.S. federal income tax (including, possibly, in the case of a non-U.S. corporation, the “branch profits” tax), withholding and income tax return filing requirements with respect to its income effectively connected (or treated as effectively connected) with the U.S. trade or business (“ECI”). A non-U.S. person that fails to file a timely U.S. federal income tax return in respect of its ECI may subsequently be precluded from claiming deductions related to the ECI and may be subject to interest and penalties. We believe that our activities as currently contemplated generally will not involve being engaged in a trade or business within the United States, and as a result we expect that neither Masterworks 102 Cayman nor any Non-U.S. Holder will be treated as deriving ECI as a result of our activities.

U.S. Federal Estate Taxes for Non-U.S. Persons. Individual Non-U.S. Holders will be subject to U.S. federal estate tax on the value of U.S.-situs property owned at the time of their death. Our Class A shares that are owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death may be considered U.S.-situs property for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Prospective individual holders who are non-U.S. persons are urged to consult their tax advisors concerning the potential U.S. federal estate tax consequences with regard to our Class A shares.

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Administrative Matters

Tax Elections. The Board of Managers will have the authority to act on our behalf with respect to tax audits and certain other tax matters and to make such elections under the Code and other relevant tax laws as the Board of Managers deems necessary or appropriate. Accordingly, our Board of Managers can change our tax election to have our company taxed as a corporation in its sole and absolute discretion.

Nominee Reporting. Persons who hold our Class A shares as nominees for another person are required to furnish to us (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (3) a tax exempt entity; (iii) the amount and description of Class A shares held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A shares they acquire, hold or transfer for their own account. A penalty is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Class A shares with the information furnished to us.

Taxable Year. We currently intend to use the calendar year as our taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Partnership Audit Rules. We or the Holders may have potential tax liability in the event of an adjustment imposed as a result of a tax audit by the IRS. An audit resulting in an adjustment to any item of our income, gain, loss, deduction or credit (or adjustment of the allocation of any such items among the Holders), and any tax (including interest and penalties) attributable to such adjustment, may be determined and collected at the Company level in the year of such adjustment. In that event of any adjustment at the Company level, under the operating agreement, the Board of Managers will allocate such tax among the Holders as equitably determined by the Board of Managers, and each Holder may be required to contribute to the Company the amount of such tax allocated to it. As a result, a Holder may bear liability for the adjustment in an amount that exceeds the taxes that the Holder (or its predecessor in interest) would have paid if the adjustment had been applied at the Holder level. Alternatively, the Board of Managers may elect to send an adjusted Schedule K-1 to each person who was a Holder in the taxable year reviewed on audit (the “Push-Out Election”). In that event, each such person (whether a current or former Holder) may elect to pay any resulting tax (including interest and penalties) or, in the case of a person that is itself treated as a partnership or other flow-through vehicle for U.S. federal income tax purposes, such person may further push out the adjustment to the next tier of partners. Non-U.S. Holders may be required to file U.S. tax returns as a result of a Push-Out Election. There is some uncertainty regarding the interpretation and implementation of these partnership audit procedures.

Treatment of Withholding Taxes. We will withhold and pay over any U.S. withholding taxes required to be withheld with respect to any Holder and will treat such withholding as a payment to such Holder. Such payment will be treated as a distribution to the extent that the Holder is then entitled to receive a cash distribution. To the extent that such payment exceeds the amount of any cash distribution to which such Holder is then entitled, such Holder shall be required to make prompt payment to us. Similar provisions would apply in the case of taxes withheld from a distribution to us.

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Information Reporting and Backup Withholding. If we are required to withhold any U.S. tax on distributions made to any Holder of Class A shares, we will pay such withheld amount to the IRS. Amounts withheld generally will be reported annually to the IRS and to the Holders by the applicable withholding agent. Distributions made to a U.S. Holder may be subject to backup withholding, unless such U.S. Holder provides the appropriate documentation certifying that, among other things, its taxpayer identification number (“TIN”) is correct, or otherwise establishes an exemption. Such U.S. Holder should use an IRS Form W-9 for this purpose. If such U.S. Holder does not provide its correct TIN and other required information or an adequate basis for exemption, payments made to such U.S. Holder will be subject to backup withholding (currently, at a rate of 24%) and such U.S. Holder may be subject to a penalty imposed by the IRS. Exempt U.S. Holders (including, among others, all corporations) are not subject to these information reporting and backup withholding requirements, provided that, if required, they properly demonstrate their eligibility for exemption. In order for a Non-U.S. Holder to avoid backup withholding, such Non-U.S. Holder should submit the appropriate version of IRS Form W-8, attesting to such Non-U.S. Holder’s foreign status. The failure of such a Non-U.S. Holder to provide the appropriate IRS Form W-8 may result in backup withholding on some or all of the payments made to such Non-U.S. Holder. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability if the required information is furnished by such Holder on a timely basis to the IRS.

If you do not timely provide us with IRS Form W-8 or IRS Form W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all Holders. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all Holders on a pro rata basis (where we are or may be unable to cost efficiently allocate any such excess withholding tax cost specifically to the Holders that failed to timely provide the proper U.S. tax certifications).

The proper application to us of rules for withholding under Section 1441 of the Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation we receive may not properly reflect the identities of Holders at any particular time (in light of possible sales of Class A shares), we may over-withhold or under-withhold with respect to a particular Holder. For example, we may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be determined, however, that the corresponding amount of our income was not properly allocable to such Non-U.S. Holder, and the withholding should have been less than the actual withholding. Such Non-U.S. Holder would be entitled to a credit against such Non-U.S. Holder’s U.S. tax liability for all withholding, including any such excess withholding, but if the withholding exceeded the Non-U.S. Holder’s U.S. tax liability, the Non-U.S. Holder would be required to apply for a refund to obtain the benefit of the excess withholding. Similarly, we may fail to withhold on a distribution, and it may be determined that the corresponding income was properly allocable to a Non-U.S. Holder and withholding should have been imposed. In that event, we may determine to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all partners on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).

Reportable Transactions

If the U.S. federal tax rules relating to “reportable transactions” are applicable to us (or any of the transactions undertaken by us), Holders that are required to file U.S. federal income tax returns (and, in some cases, certain direct and indirect interest holders of certain Holders) would be required to disclose to the IRS information relating to the Company and our transactions, and to retain certain documents and other records related thereto. Although we do not believe that the purchase of our Class A shares is a reportable transaction, there can be no assurance that the IRS will not take a contrary position. In addition, an interest in the Company could become a reportable transaction for Holders in the future, for example if we generate certain types of losses that exceed prescribed thresholds or if certain other events occur. It is also possible that a transaction undertaken by us will be a reportable transaction for Holders. Substantial penalties may be imposed on taxpayers who fail to comply with these laws.

In addition, other tax laws impose substantial excise taxes and additional reporting requirements and penalties on certain tax-exempt investors (and, in some cases, the managers of tax-exempt investors) that are, directly or in some cases indirectly, parties to certain types of reportable transactions.

Certain Reporting Requirements

Certain U.S. Holders of our Class A shares who either (i) invest (together with any person treated as related under certain U.S. tax rules) more than $100,000 in the Company during a 12-month period or (ii) hold, directly, indirectly or through certain attribution rules under the Code, at least 10% of the total voting power or total value of the Company, may be required to file Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, reporting certain transfers of cash or other property to foreign corporations. U.S. Holders that fail to comply with these reporting requirements may be subject to substantial penalties.

FATCA

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on (i) payments of certain U.S. source income (including interest and dividends) and gross proceeds from the sale or other disposition after December 31, 2018, of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) payments made after December 31, 2018 (or, if later, the date on which the final U.S. Treasury regulations that define “foreign passthru payments” are published) by certain foreign financial institutions (such as banks, brokers, investment funds or certain holding companies) (“FFIs”) that are “attributable” to withholdable payments (“foreign passthru payments”). It is uncertain at present when payments will be treated as “attributable” to withholdable payments.

FATCA may also apply to certain non-U.S. entities held by or affiliated with us, including Masterworks 102 Cayman.

Although the application of FATCA to a sale or other disposition of an interest in an entity treated as a partnership for U.S. federal income tax purposes is unclear, it is possible that the gross proceeds from the sale or other disposition of an interest in the Company may be subject to tax under FATCA.

Each Holder should consult its own tax advisor regarding the application of FATCA to an investment in the Company.

Certain State, Local and Non-U.S. Tax Considerations

The foregoing discussion does not address the U.S. state and local or non-U.S. tax consequences of the purchase, ownership and disposition of our Class A shares. Holders may be subject to certain U.S. state and local and non-U.S. taxation, and tax return filing requirements, in the jurisdictions of our activities or investments. Holders may not receive the relevant tax information prior to when their tax return reporting obligations become due and may need to file for extensions. Prospective Holders are urged to consult their own tax advisors regarding U.S. state and local and non-U.S. tax matters.

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ADDITIONAL REQUIREMENTS AND RESTRICTIONS

State Securities – Blue Sky Laws

There is no established public market for our Class A shares, and there can be no assurance that any market will develop in the foreseeable future. Transfer of our Class A shares may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Class A shares may not be traded in such jurisdictions. Because the securities qualified hereunder have not been registered for resale under the blue sky laws of any state, the holders of such Class A shares and persons who desire to purchase them on the Secondary Market or in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the Class A shares for an indefinite period of time.

We currently do not intend to and may not be able to qualify securities for resale in states which require Class A shares to be qualified before they can be resold by holders of Class A shares.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●	A “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	Acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	Within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●	A person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	Designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

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LEGAL MATTERS

The validity of the securities offered by this offering circular will be passed upon for us by Anthony L.G., PLLC, 625 N. Flagler Drive, Suite 600, West Palm Beach, Florida 33401.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under Regulation A of the Securities Act with respect to the Class A shares offered by this offering circular. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. Statements contained in this offering circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We also maintain a website at the website address of Masterworks.io located at www.masterworks.io. After the completion of this Offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this offering circular and the inclusion of our website address in this offering circular is an inactive textual reference only.

After the completion of this Tier II, Regulation A offering, we intend to become subject to the information and periodic reporting requirements of the Exchange Act. If we become subject to the reporting requirements of the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Until we become or never become subject to the reporting requirements of the Exchange Act, we will furnish the following reports, statements, and tax information to each holder of Class A shares:

1.	Reporting Requirements under Tier II of Regulation A. Following this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

2.	Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending on the last Sunday of a calendar year, the Administrator will cause to be mailed or made available, by any reasonable means, to each holder of Class A shares as of a date selected by the Administrator, an annual report containing our financial statements for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the Company. The Company shall be deemed to have made a report available to each holder of Class A shares as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by us and our affiliate and available for viewing by holder of Class A shares.

3.	Tax Information. As soon as practicable following the end of our fiscal year, which is currently January 1st through December 31st, we will send to each holder of Class A shares such tax information as shall be reasonably required for federal and state income tax reporting purposes.

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Masterworks 102, LLC

Best Efforts Offering of

$1,712,000 Maximum Offering Amount (85,600 Class A shares)

OFFERING CIRCULAR

Independent Brokerage Solutions LLC	Arete Wealth Management, LLC

February 22, 2022